                                                   File Nos. 333-90541
                                                              811-7769

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          Pre-Effective Amendment No. 2

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                Amendment No. 17

                             SEPARATE ACCOUNT KG OF
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                               (Name of Depositor)
                               440 Lincoln Street
                               Worcester, MA 01653
              (Address of Depositor's Principal Executive Offices)
                                 (508) 855-1000
               (Depositor's Telephone Number, including Area Code)

                          Charles F. Cronin, Secretary
                First Allmerica Financial Life Insurance Company
                               440 Lincoln Street
                               Worcester, MA 01653
               (Name and Address of Agent for Service of Process)

             It is proposed that this filing will become effective:

            ___ immediately upon filing pursuant to paragraph (b) of Rule 485
            ___ on (date) pursuant to paragraph (b) of Rule 485
            ___ 60 days after filing pursuant to paragraph (a)(1) of Rule 485
            ___ on (date) pursuant to paragraph (a)(1) of Rule 485
            ___ this post-effective amendment designates a new effective date for a previously filed post-effective amendment

                           VARIABLE ANNUITY CONTRACTS

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940 ("1940 Act"), Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933 ("1933 Act"). No filing fee is submitted as a filing fee is not required for this type of filing. The Rule 24f-2 Notice for the issuer's fiscal year ended December 31, 1999 was filed on or before March 30, 2000.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said section 8(a), may determine.

             CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
                          ITEMS CALLED FOR BY FORM N-4

FORM N-4 ITEM NO.        CAPTION IN PROSPECTUS
----------------         ---------------------
1........................Cover Page

2........................Special Terms

3........................Summary of Fees and Expenses; Summary of Contract Features

4........................Condensed Financial Information; Performance Information

5........................Description of the Companies, the Variable Accounts and
                         the Underlying Investment Companies

6........................Charges and Deductions

7........................Description of the Contract--The Accumulation Phase

8........................Electing the Annuity Date; Description of Annuity Payout Options; Variable Annuity
                         Benefit Payments

9........................Death Benefit

10.......................Payments; Computation of Values; Distribution

11.......................Surrender and Withdrawals; Withdrawals after the Annuity Date

12.......................Federal Tax Considerations

13.......................Legal Matters

14.......................Statement of Additional Information - Table of Contents

FORM N-4 ITEM NO.        CAPTION IN STATEMENT OF ADDITIONAL INFORMATION
----------------         ----------------------------------------------
15.......................Cover Page

16.......................Table of Contents

17.......................General Information and History

18.......................Services

19.......................Underwriters

20.......................Underwriters

21.......................Performance Information

22.......................Annuity Benefit Payments

23.......................Financial Statements

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                            WORCESTER, MASSACHUSETTS

This Prospectus provides important information about the Kemper Gateway
Advisor 2 variable annuity contract issued by Allmerica Financial Life Insurance and Annuity Company (in all jurisdictions except New York) and First Allmerica Financial Life Insurance Company (in New York). The contract is a flexible payment tax-deferred combination variable and fixed annuity offered on both a group and individual basis. PLEASE READ THIS PROSPECTUS CAREFULLY BEFORE INVESTING AND KEEP IT FOR FUTURE REFERENCE. ANNUITIES INVOLVE RISKS INCLUDING POSSIBLE LOSS OF PRINCIPAL. THE CONTRACT MAY NOT BE AVAILABLE IN ALL STATES.

A Statement of Additional Information dated            , 2000 containing more
information about this annuity is on file with the Securities and Exchange Commission and is incorporated by reference into this Prospectus. A copy may be obtained free of charge by calling Annuity Client Services at 1-800-782-8380. The Table of Contents of the Statement of Additional Information is listed on page 3 of this Prospectus. This Prospectus and the Statement of Additional Information can also be obtained from the Securities and Exchange Commission's website (http://www.sec.gov).

The Variable Account, known as Separate Account KG is subdivided into Sub-Accounts. Each Sub-Account offered as an investment option under this contract invests exclusively in shares of one of the following portfolios:

KEMPER VARIABLE SERIES                           SCUDDER VARIABLE LIFE INVESTMENT FUND (CLASS A)
Kemper Aggressive Growth Portfolio               Scudder 21st Century Growth Portfolio
Kemper Technology Growth Portfolio               Scudder International Portfolio
KVS Dreman Financial Services Portfolio          Scudder Global Discovery Portfolio
Kemper Small Cap Growth Portfolio                Scudder Capital Growth Portfolio
Kemper Small Cap Value Portfolio                 Scudder Growth and Income Portfolio
KVS Dreman High Return Equity Portfolio
Kemper International Portfolio                   THE ALGER AMERICAN FUND
Kemper New Europe Portfolio                      Alger American Leveraged AllCap Portfolio
Kemper Global Blue Chip Portfolio                Alger American Balanced Portfolio
Kemper Growth Portfolio
Kemper Contrarian Value Portfolio                DREYFUS INVESTMENT PORTFOLIOS
Kemper Blue Chip Portfolio                       Dreyfus MidCap Stock Portfolio
Kemper Value+Growth Portfolio
KVS Index 500 Portfolio                          THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
Kemper Horizon 20+ Portfolio                     Dreyfus Socially Responsible Growth Fund
Kemper Total Return Portfolio
Kemper Horizon 10+ Portfolio                     WARBURG PINCUS TRUST
Kemper High Yield Portfolio                      Warburg Pincus Emerging Markets Portfolio
Kemper Horizon 5 Portfolio                       Warburg Pincus Global Post-Venture Capital Portfolio
Kemper Strategic Income Portfolio
Kemper Investment Grade Bond Portfolio
Kemper Government Securities Portfolio
Kemper Money Market Portfolio
KVS Focused Large Cap Growth Portfolio
KVS Growth Opportunities Portfolio
KVS Growth And Income Portfolio


In most jurisdictions, values may also be allocated on a fixed basis to the Fixed Account, which is part of the Company's General Account. The Fixed Account is an investment option that pays an interest rate guaranteed for one year from the time a payment is received. Another investment option, the Guarantee Period Accounts, offers fixed rates of interest for specified periods. A Market Value Adjustment is applied to payments removed from a Guarantee Period Account before the end of the specified period. The Market Value Adjustment may be positive or negative. Payments allocated to a Guarantee Period Account are held in the Company's Separate Account GPA (except in California where they are allocated to the General Account.)


THIS ANNUITY IS NOT A BANK DEPOSIT OR OBLIGATION; FEDERALLY INSURED; OR ENDORSED BY ANY BANK OR GOVERNMENTAL AGENCY.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THE INFORMATION IN THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          DATED                , 2000

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, fees and/or charges that are different from those in the contracts offered by this Prospectus. The contracts may be offered through different distributors. Upon request, your financial representative can show you information regarding other annuity contracts offered by the Company. You can also contact us directly to find out more about these annuity contracts.

                               TABLE OF CONTENTS


SPECIAL TERMS...............................................         5
SUMMARY OF FEES AND EXPENSES................................         7
SUMMARY OF CONTRACT FEATURES................................        13
DESCRIPTION OF THE COMPANIES, THE VARIABLE ACCOUNTS, AND THE
 UNDERLYING INVESTMENT COMPANIES............................        18
INVESTMENT OBJECTIVES AND POLICIES..........................        19
PERFORMANCE INFORMATION.....................................        22
DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.......        24
  A.   Payments.............................................        24
  B.   Computation of Values................................        24
        The Accumulation Unit...............................        25
        Net Investment Factor...............................        25
  C.   Right to Cancel......................................        25
  D.   Transfer Privilege...................................        26
        Asset Allocation Model Reallocations................        26
        Automatic Transfers (Dollar Cost Averaging).........        27
        Automatic Account Rebalancing.......................        27
  E.   Surrender and Withdrawals............................        28
        Systematic Withdrawals..............................        28
        Life Expectancy Distributions.......................        29
  F.   Death Benefit........................................        29
        Standard Death Benefit..............................        29
        Optional Enhanced Death Benefit Rider...............        30
        Payment of the Death Benefit Prior to the Annuity
        Date................................................        30
  G.   The Spouse of the Owner as Beneficiary...............        31
  H.   Assignment...........................................        31
ANNUITIZATION -- THE PAYOUT PHASE...........................        32
  A.   Electing the Annuity Date............................        32
  B.   Choosing the Annuity Payout Option...................        32
        Fixed Annuity Payout Options........................        33
        Variable Annuity Payout Options.....................        33
  C.   Description of Annuity Payout Options................        33
  D.   Variable Annuity Benefit Payments....................        34
        The Annuity Unit....................................        34
        Determination of the First Annuity Benefit
        Payment.............................................        34
        Determination of the Number of Annuity Units........        35
        Dollar Amount of Subsequent Variable Annuity Benefit
        Payments............................................        35
        Payment of Annuity Benefit Payments.................        35
  E.   Transfers of Annuity Units...........................        35
  F.   Withdrawals After the Annuity Date...................        36
        Calculation of Proportionate Reduction..............        37
        Calculation of Present Value........................        38
        Deferral of Withdrawals.............................        39
  G.   Reversal of Annuitization............................        39
  H.   NORRIS Decision......................................        39
CHARGES AND DEDUCTIONS......................................        40
  A.   Variable Account Deductions..........................        40
        Mortality and Expense Risk Charge...................        40
        Administrative Expense Charge.......................        40
        Other Charges.......................................        40
  B.   Contract Fee.........................................        41

  C.   Optional Rider Charge................................        41
  D.   Premium Taxes........................................        41
  E.   Transfer Charge......................................        42
GUARANTEE PERIOD ACCOUNTS...................................        43
FEDERAL TAX CONSIDERATIONS..................................        45
  A.   General..............................................        45
        The Company.........................................        45
        Diversification Requirements........................        45
        Investor Control....................................        45
  B.   Qualified and Non-Qualified Contracts................        46
  C.   Taxation of the Contract in General..................        46
        Withdrawals Prior to Annuitization..................        46
        Withdrawals After Annuitization.....................        46
        Annuity Payouts After Annuitization.................        47
        Penalty on Distribution.............................        47
        Assignments or Transfers............................        47
        Nonnatural Owners...................................        47
        Deferred Compensation Plans of State and Local
        Governments and Tax-Exempt Organizations............        48
  D.   Tax Withholding......................................        48
  E.   Individual Retirement Annuities......................        48
STATEMENTS AND REPORTS......................................        48
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS...........        48
CHANGES TO COMPLY WITH LAW AND AMENDMENTS...................        50
VOTING RIGHTS...............................................        50
DISTRIBUTION................................................        50
LEGAL MATTERS...............................................        51
FURTHER INFORMATION.........................................        51
APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT......       A-1
APPENDIX B -- THE MARKET VALUE ADJUSTMENT...................       B-1
APPENDIX C -- EXAMPLES OF PRESENT VALUE WITHDRAWALS AND
 PAYMENT WITHDRAWALS........................................       C-1

                 STATEMENT OF ADDITIONAL INFORMATION
                          TABLE OF CONTENTS
GENERAL INFORMATION AND HISTORY.............................         2
TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE
 COMPANY....................................................         3
SERVICES....................................................         3
UNDERWRITERS................................................         3
ANNUITY BENEFIT PAYMENTS....................................         4
ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING)
 PROGRAM....................................................         4
PERFORMANCE INFORMATION.....................................         5
FINANCIAL STATEMENTS........................................       F-1

                                 SPECIAL TERMS

ACCUMULATED VALUE: the total dollar amount of all values in the Sub-Accounts, the Fixed Account and the Guarantee Period Accounts credited to the Contract on any day before the Annuity Date.

ACCUMULATION UNIT: a measure used to calculate the value of a Sub-Account before annuity benefit payments begin.

ANNUITANT: the person designated in the Contract whose life is used to determine the duration of annuity benefit payments involving a life contingency. Joint Annuitants are permitted and, unless otherwise indicated, any reference to Annuitant shall include Joint Annuitants.

ANNUITY BENEFIT PAYMENT CHANGE FREQUENCY: the frequency (monthly, quarterly, semi-annually or annually) that changes due to investment performance will be reflected in the dollar value of an annuity benefit payment under a variable annuity payout option.

ANNUITY DATE: the date specified in the Contract or a date elected later by the Owner to begin annuity benefit payments. This date must be at least one year after the Issue Date and may not be later than the Owner's (or youngest Joint Owner's) 99th birthday.

ANNUITY UNIT: a measure used to calculate annuity benefit payments under a variable payout option.

ANNUITY VALUE: the value of the amount applied under an annuity payout option.

COMPANY: unless otherwise specified, any reference to the "Company" shall refer exclusively to either Allmerica Financial Life Insurance and Annuity Company or First Allmerica Financial Life Insurance Company.

CONTRACT YEAR: a period of twelve consecutive months starting on the Contract's Issue Date or on any anniversary of the Issue Date.

FIXED ACCOUNT: an investment option under the Contract that guarantees principal and a fixed minimum interest rate and which is part of the Company's General Account.

FIXED ANNUITY PAYOUT: an annuity payout option with annuity benefit payments that are fixed in amount and guaranteed throughout the annuity benefit payment period.

GENERAL ACCOUNT: all the assets of the Company other than those held in a separate account.

GUARANTEE PERIOD: the number of years that a Guaranteed Interest Rate is credited.

GUARANTEE PERIOD ACCOUNT: an account that corresponds to a Guaranteed Interest Rate for a specified Guarantee Period.

GUARANTEED INTEREST RATE: the annual effective rate of interest, after daily compounding, credited to a Guarantee Period Account.

ISSUE DATE: the date the Contract is issued and the date that is used to determine Contract days, Contract months, Contract years and Contract anniversaries.

MARKET VALUE ADJUSTMENT: a positive or negative adjustment assessed if any portion of a Guarantee Period Account is withdrawn or transferred prior to the end of its Guarantee Period.

OWNER (YOU): the person, persons (Joint Owners) or entity entitled to exercise the rights and privileges under this Contract. Unless otherwise indicated, any reference to Owner shall include Joint Owners.

SUB-ACCOUNT: a subdivision of the Variable Account investing exclusively in the shares of a corresponding portfolio of Kemper Variable Series ("KVS"), Scudder Variable Life Investment Fund (Class A) ("Scudder VLIF"), The Alger American Fund ("Alger"), Dreyfus Investment Portfolios, The Dreyfus Socially Responsible Growth Fund, Inc. (the "Dreyfus Socially Responsible Growth Fund") or Warburg Pincus Trust.

SURRENDER VALUE: the Accumulated Value of the Contract on full surrender after application of any applicable Contract fee, rider charges and Market Value Adjustment.

UNDERLYING PORTFOLIO (OR PORTFOLIOS): an investment portfolio of KVS, Scudder VLIF, Alger, Dreyfus Investment Portfolios, Dreyfus Socially Responsible Growth Fund or Warburg Pincus Trust in which a Sub-Account invests.

VALUATION DATE: a day on which the unit values of the Sub-Accounts are determined. Valuation Dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days (other than a day during which no payment, withdrawal or surrender of a Contract was received) when there is a sufficient degree of trading in an Underlying Portfolio's portfolio securities such that the current unit value of the Sub-Accounts may be affected materially.

VARIABLE ACCOUNT: Separate Account KG, one of the Company's separate accounts, consisting of assets segregated from other assets of the Company. The investment performance of the assets of the Variable Account is determined separately from the other assets of the Company and the assets are not chargeable with liabilities arising out of any other business which the Company may conduct.

VARIABLE ANNUITY PAYOUT: an annuity payout option providing for payments varying in amount in accordance with the investment experience of certain of the Underlying Portfolios.

                          SUMMARY OF FEES AND EXPENSES

There are certain fees and expenses that you will incur directly or indirectly under the Kemper Gateway Advisor 2 Contract. The purpose of the following tables is to help you understand these various charges. The tables show (1) charges under the Contract, (2) annual expenses of the Sub-Accounts, and (3) annual expenses of the Portfolios during the accumulation phase. In addition to the charges and expenses described below, premium taxes are applicable in some states and are deducted as described under "D. Premium Taxes" under CHARGES AND DEDUCTIONS.


                                                                   CHARGE
(1) CONTRACT CHARGES:                                              ------
                                                                    None
TRANSFER CHARGE:
  The Company currently does not charge for processing
  transfers and guarantees that the first 12 transfers in a
  Contract year will not be subject to a transfer charge.
  For each subsequent transfer, the Company reserves the
  right to assess a charge, guaranteed never to exceed $25,
  to reimburse the Company for the costs of processing the
  transfer.

ANNUAL CONTRACT FEE:                                               $35*
  The fee is deducted annually and upon surrender prior to
  the Annuity Date when Accumulated Value is less than
  $75,000.

OPTIONAL RIDER CHARGE:
  If the Enhanced Death Benefit Rider is elected, 1/12th of
  the annual charge will be deducted pro-rata on a monthly
  basis at the end of each Contract month. The charge for
  this Rider on an annual basis as a percentage of
  Accumulated Value is:
    5% Enhanced Death Benefit Rider With Annual Step-Up:           0.25%

(2) ANNUAL SUB-ACCOUNT EXPENSES:
  (on an annual basis as a percentage of average daily net
  assets)
  Mortality and Expense Risk Charge:                               0.40%
  Administrative Expense Charge:                                   0.15%
                                                                   ------
  Total Annual Expenses:                                           0.55%

*The fee may be lower in some jurisdictions. See Contract
Specifications for specific charge.

(3) ANNUAL UNDERLYING PORTFOLIO EXPENSES: Total expenses of the Underlying Portfolios are not fixed or specified under the terms of the Contract and will vary from year to year. The levels of fees and expenses also vary among the Underlying Portfolios. The following table shows the expenses of the Underlying Portfolios as a percentage of average net assets for the year ended
December 31, 1999, as adjusted for any material changes.


                                                                                              TOTAL PORTFOLIO
                                                   MANAGEMENT FEE                                EXPENSES
                                                     (AFTER ANY         OTHER EXPENSES        (AFTER ANY FEE
                                                  FEE REDUCTIONS/     (AFTER ANY WAIVERS/   REDUCTIONS/WAIVERS/
UNDERLYING PORTFOLIO                             VOLUNTARY WAIVERS)     REIMBURSEMENTS)       REIMBURSEMENTS)
--------------------                             ------------------   -------------------   -------------------
Kemper Aggressive Growth Portfolio*............        0.00%               0.95%                   0.95%(2)
Kemper Technology Growth Portfolio*............        0.51%               0.44%                   0.95%(2)
KVS Dreman Financial Services Portfolio........        0.70%               0.29%                   0.99%(2)
Kemper Small Cap Growth Portfolio..............        0.65%               0.06%                   0.71%
Kemper Small Cap Value Portfolio...............        0.75%               0.09%                   0.84%(1)
KVS Dreman High Return Equity Portfolio........        0.75%               0.11%                   0.86%(2)
Kemper International Portfolio.................        0.75%               0.19%                   0.94%
Kemper New Europe Portfolio....................        0.00%               1.12%                   1.12%(2)
Kemper Global Blue Chip Portfolio..............        0.00%               1.56%                   1.56%(2)
Kemper Growth Portfolio........................        0.60%               0.06%                   0.66%
Kemper Contrarian Value Portfolio..............        0.75%               0.05%                   0.80%(1)
Kemper Blue Chip Portfolio.....................        0.65%               0.06%                   0.71%(1)
Kemper Value+Growth Portfolio..................        0.75%               0.08%                   0.83%(1)
KVS Index 500 Portfolio**......................        0.16%               0.39%                   0.55%(2)
Kemper Horizon 20+ Portfolio...................        0.60%               0.18%                   0.78%(1)
Kemper Total Return Portfolio..................        0.55%               0.06%                   0.61%
Kemper Horizon 10+ Portfolio...................        0.60%               0.12%                   0.72%(1)
Kemper High Yield Portfolio....................        0.60%               0.07%                   0.67%
Kemper Horizon 5 Portfolio.....................        0.60%               0.16%                   0.76%(1)
Kemper Strategic Income Portfolio..............        0.65%               0.28%                   0.93%(3)
Kemper Investment Grade Bond Portfolio.........        0.60%               0.05%                   0.65%(1)
Kemper Government Securities Portfolio.........        0.55%               0.08%                   0.63%
Kemper Money Market Portfolio..................        0.50%               0.04%                   0.54%
KVS Focused Large Cap Growth Portfolio***......        0.00%               1.15%                   1.15%(2)
KVS Growth Opportunities Portfolio**...........        0.00%               1.15%                   1.15%(2)
KVS Growth And Income Portfolio***.............        0.00%               1.15%                   1.15%(2)
Scudder 21st Century Growth Portfolio..........        0.00%               1.50%                   1.50%(4)
Scudder International Portfolio................        0.85%               0.18%                   1.03%
Scudder Global Discovery Portfolio.............        0.60%               0.65%                   1.25%(4)
Scudder Capital Growth Portfolio...............        0.46%               0.03%                   0.49%
Scudder Growth and Income Portfolio............        0.47%               0.08%                   0.55%
Alger American Leveraged AllCap Portfolio......        0.85%               0.08%(5)                0.93%
Alger American Balanced Portfolio..............        0.75%               0.18%                   0.93%
Dreyfus MidCap Stock Portfolio.................        0.75%               0.71%                   1.46%(6)
Dreyfus Socially Responsible Growth Fund.......        0.75%               0.04%                   0.79%
Warburg Pincus Emerging Markets Portfolio......        0.00%               1.40%                   1.40%(7)
Warburg Pincus Global Post-Venture Capital
 Portfolio.....................................        1.07%               0.33%                   1.40%(7)


*These portfolios commenced operations on May 1, 1999, therefore "other expenses" are annualized. Actual expenses may be greater or less than shown.

**This portfolio commenced operations on September 1, 1999, therefore "other expenses" are annualized. Actual expenses may be greater or less than shown.

***These portfolios commenced operations on October 29, 1999, therefore "other expenses" are annualized. Actual expenses may be greater or less than shown.

(1)Pursuant to their respective agreements with Kemper Variable Series ("KVS"), the investment manager and the accounting agent have agreed, for the one year period commencing on May 1, 2000, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses of the following described portfolios to the amounts set forth after the portfolio names: KVS Dreman High Return Equity (formerly Kemper-Dreman High Return Equity) (0.87%), Kemper Value+Growth (0.84%), Kemper Contrarian Value (0.80%), Kemper Small Cap Value (0.84%), Kemper Horizon 5 (0.97%), Kemper Horizon 10+ (0.83%), Kemper Horizon 20+ (0.93%), Kemper Investment Grade Bond (0.80%), and Kemper Blue Chip (0.95%). The amounts set forth in the table above reflect actual expenses for the past fiscal year, which were at or lower than these expense limits, after the benefit of any custodial credits, as reflected in the table.

(2)Pursuant to their respective agreements with KVS, the investment manager and the accounting agent have agreed, for the one year period commencing on May 1, 2000, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses of the KVS Focused Large Cap Growth, KVS Growth And Income, KVS Growth Opportunities, KVS Index 500 (formerly Kemper Index 500), Kemper Aggressive Growth, Kemper Technology Growth, KVS Dreman Financial Services (formerly Kemper-Dreman Financial Services), Kemper New Europe (formerly Kemper International Growth and Income), and Kemper Global Blue Chip Portfolios of KVS to the amounts set forth in the Total Portfolio Expenses column of the table above. Without taking into effect these expense caps, for the Kemper Aggressive Growth, Kemper Technology Growth, KVS Dreman Financial Services, Kemper New Europe, Kemper Global Blue Chip, KVS Index 500, KVS Growth Opportunities, KVS Growth And Income, and KVS Focused Large Cap Growth Portfolios of KVS, management fees are estimated to be 0.75%, 0.75%, 0.75%, 1.00%, 1.00%, 0.45%, 0.95%, 0.95%, and 0.95%, respectively. Other expenses are estimated to be 1.91%, 0.44%, 0.29%, 3.30%, 2.47%, 0.39%, 1.65%,
1.63%, and 6.54%, respectively; and total operating expenses would have been 2.66%, 1.19%, 1.04%, 4.30%, 3.47%, 0.84%, 2.60%, 2.58%, and 7.49%, respectively.
In addition, for the Kemper New Europe and Kemper Global Blue Chip Portfolios, the investment manager has agreed to limit its management fees to 0.70% and 0.85%, respectively, of such portfolios for one year, commencing May 1, 2000.

(3)Pursuant to their respective agreements with KVS, the investment manager and the accounting agent have agreed, for the one year period commencing on May 1, 2000, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses of Kemper Strategic Income Portfolio (formerly Kemper Global Income) to 1.05%. The Management Fee, reflected in the above table, has been restated to reflect a fee reduction effective May 1, 2000 and the Other Expenses reflect actual expenses for the past fiscal year.

(4)The investment manager for the Scudder 21st Century Growth Portfolio and Scudder Global Discovery Portfolio has agreed, for the period from May 1, 2000 through April 30, 2001, to maintain the expenses at 1.50% and 1.25%, respectively, of the Portfolio's average daily net assets. Without taking into effect these expense caps, the management fees would be 0.875% and 0.975%, respectively, other expenses are estimated to be 1.02% and 0.65%, respectively, and total operating expenses are estimated to be 1.90% and 1.63%, respectively.

(5)Included in "Other Expenses" of the Alger American Leveraged AllCap Portfolio is 0.01% of interest expense.

(6)The Dreyfus Corporation, the Dreyfus MidCap Stock Portfolio's investment advisor, has voluntarily agreed to waive receipt of its fees and/or assume the expenses of the portfolio so that total expenses (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowings) do not exceed 1.00%. Total portfolio expenses prior to waivers and/or reimbursements by the investment advisor, total 1.46%, annualized, at December 31, 1999.

(7)The investment adviser of the Warburg Pincus Emerging Markets Portfolio and Warburg Pincus Global Post-Venture Capital Portfolio has voluntarily agreed to waive or reimburse a portion of the management fees and/or other expenses resulting in a reduction of total expenses. Absent any waiver or reimbursement, the Management Fee, Other Expenses and Total Portfolio Expenses would have been 1.25%, 1.88% and 3.13% for the Warburg Pincus Emerging Markets Portfolio and 1.25%, 0.33% and 1.58% for the Warburg Pincus Global Post-Venture Capital Portfolio, respectively, for the year ended December 31, 1999.

The Underlying Portfolio information above was provided by the Underlying Portfolios and was not independently verified by the Company.


EXPENSE EXAMPLES: The following examples demonstrate the cumulative expenses which an Owner would pay at 1-year, 3-year, 5-year, and 10-year intervals under certain contingencies. Each example assumes a $1,000 investment in a Sub-Account and a 5% annual return on assets and further assumes that the voluntary expense limitations and the Underlying Portfolio expenses listed above remain the same in each of the 1, 3, 5, and 10-year intervals. As required by rules of the Securities and Exchange Commission ("SEC"), the Contract fee is reflected in the examples by a method designed to show the "average" impact on an investment in the Variable Account. The total Contract fees collected are divided by the total average net assets attributable to the Contracts. The resulting percentage is 0.03%, and the amount of the Contract fee is assumed to be $0.30 in the examples. The Contract fee is only deducted when the Accumulated Value is less than $75,000. Because the expenses of the Underlying Portfolios differ, separate examples are used to illustrate the expenses incurred by an Owner on an investment in the various Sub-Accounts.


THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

(1) At the end of the applicable time period, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets, and no Riders.



UNDERLYING PORTFOLIO                                          1 YEAR    3 YEARS    5 YEARS    10 YEARS
--------------------                                         --------   --------   --------   --------
Kemper Aggressive Growth Portfolio.........................    $16        $49        $ 84       $183
Kemper Technology Growth Portfolio.........................    $16        $49        $ 84       $183
KVS Dreman Financial Services Portfolio....................    $16        $50        $ 86       $188
Kemper Small Cap Growth Portfolio..........................    $13        $41        $ 71       $157
Kemper Small Cap Value Portfolio...........................    $15        $45        $ 78       $171
KVS Dreman High Return Equity Portfolio....................    $15        $46        $ 79       $174
Kemper International Portfolio.............................    $16        $48        $ 83       $182
Kemper New Europe Portfolio................................    $17        $54        $ 93       $202
Kemper Global Blue Chip Portfolio..........................    $22        $67        $115       $248
Kemper Growth Portfolio....................................    $13        $40        $ 69       $151
Kemper Contrarian Value Portfolio..........................    $14        $44        $ 76       $167
Kemper Blue Chip Portfolio.................................    $13        $41        $ 71       $157
Kemper Value+Growth Portfolio..............................    $14        $45        $ 78       $170
KVS Index 500 Portfolio....................................    $12        $36        $ 63       $139
Kemper Horizon 20+ Portfolio...............................    $14        $43        $ 75       $165
Kemper Total Return Portfolio..............................    $12        $38        $ 66       $145
Kemper Horizon 10+ Portfolio...............................    $13        $42        $ 72       $158
Kemper High Yield Portfolio................................    $13        $40        $ 69       $152
Kemper Horizon 5 Portfolio.................................    $14        $43        $ 74       $162
Kemper Strategic Income Portfolio..........................    $15        $48        $ 83       $181
Kemper Investment Grade Bond Portfolio.....................    $13        $39        $ 68       $150
Kemper Government Securities Portfolio.....................    $12        $39        $ 67       $148
Kemper Money Market Portfolio..............................    $12        $36        $ 62       $137
KVS Focused Large Cap Growth Portfolio.....................    $18        $55        $ 94       $205
KVS Growth Opportunities Portfolio.........................    $18        $55        $ 94       $205
KVS Growth And Income Portfolio............................    $18        $55        $ 94       $205
Scudder 21st Century Growth Portfolio......................    $21        $65        $112       $242
Scudder International Portfolio............................    $16        $51        $ 88       $192
Scudder Global Discovery Portfolio.........................    $19        $58        $100       $216
Scudder Capital Growth Portfolio...........................    $11        $34        $ 60       $132
Scudder Growth and Income Portfolio........................    $12        $36        $ 63       $139
Alger American Leveraged AllCap Portfolio..................    $15        $48        $ 83       $181
Alger American Balanced Portfolio..........................    $15        $48        $ 83       $181
Dreyfus MidCap Stock Portfolio.............................    $21        $64        $110       $238
Dreyfus Socially Responsible Growth Fund...................    $14        $44        $ 76       $166
Warburg Pincus Emerging Markets Portfolio..................    $20        $62        $107       $232
Warburg Pincus Global Post-Venture Capital Portfolio.......    $20        $62        $107       $232

(2) At the end of the applicable time period, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets and election at issue of the 5% Enhanced Death Benefit Rider With Annual Step-Up.


UNDERLYING PORTFOLIO                                          1 YEAR    3 YEARS    5 YEARS    10 YEARS
--------------------                                         --------   --------   --------   --------
Kemper Aggressive Growth Portfolio.........................    $18        $56        $ 97       $211
Kemper Technology Growth Portfolio.........................    $18        $56        $ 97       $211
KVS Dreman Financial Services Portfolio....................    $19        $58        $ 99       $215
Kemper Small Cap Growth Portfolio..........................    $16        $49        $ 84       $185
Kemper Small Cap Value Portfolio...........................    $17        $53        $ 91       $199
KVS Dreman High Return Equity Portfolio....................    $17        $54        $ 92       $201
Kemper International Portfolio.............................    $18        $56        $ 96       $209
Kemper New Europe Portfolio................................    $20        $62        $106       $229
Kemper Global Blue Chip Portfolio..........................    $24        $75        $128       $274
Kemper Growth Portfolio....................................    $15        $47        $ 82       $179
Kemper Contrarian Value Portfolio..........................    $17        $52        $ 89       $194
Kemper Blue Chip Portfolio.................................    $16        $49        $ 84       $185
Kemper Value+Growth Portfolio..............................    $17        $53        $ 91       $198
KVS Index 500 Portfolio....................................    $14        $44        $ 76       $167
Kemper Horizon 20+ Portfolio...............................    $16        $51        $ 88       $192
Kemper Total Return Portfolio..............................    $15        $46        $ 79       $174
Kemper Horizon 10+ Portfolio...............................    $16        $49        $ 85       $186
Kemper High Yield Portfolio................................    $15        $48        $ 82       $180
Kemper Horizon 5 Portfolio.................................    $16        $50        $ 87       $190
Kemper Strategic Income Portfolio..........................    $18        $56        $ 96       $208
Kemper Investment Grade Bond Portfolio.....................    $15        $47        $ 81       $178
Kemper Government Securities Portfolio.....................    $15        $46        $ 80       $176
Kemper Money Market Portfolio..............................    $14        $44        $ 76       $166
KVS Focused Large Cap Growth Portfolio.....................    $20        $62        $107       $232
KVS Growth Opportunities Portfolio.........................    $20        $62        $107       $232
KVS Growth And Income Portfolio............................    $20        $62        $107       $232
Scudder 21st Century Growth Portfolio......................    $24        $73        $125       $268
Scudder International Portfolio............................    $19        $59        $101       $219
Scudder Global Discovery Portfolio.........................    $21        $65        $112       $242
Scudder Capital Growth Portfolio...........................    $14        $42        $ 73       $160
Scudder Growth and Income Portfolio........................    $14        $44        $ 76       $167
Alger American Leveraged AllCap Portfolio..................    $18        $56        $ 96       $208
Alger American Balanced Portfolio..........................    $18        $56        $ 96       $208
Dreyfus MidCap Stock Portfolio.............................    $23        $72        $123       $264
Dreyfus Socially Responsible Growth Fund...................    $17        $51        $ 89       $193
Warburg Pincus Emerging Markets Portfolio..................    $23        $70        $120       $257
Warburg Pincus Global Post-Venture Capital Portfolio.......    $23        $70        $120       $257

                          SUMMARY OF CONTRACT FEATURES

WHAT IS THE KEMPER GATEWAY ADVISOR 2 VARIABLE ANNUITY?

The Kemper Gateway Advisor 2 variable annuity contract ("Contract") is an insurance contract designed to help you, the Owner, accumulate assets for your retirement or other important financial goals on a tax-deferred basis. The Contract may be purchased up to age 90 of the oldest Owner or, if the Owner is not a natural person, the oldest Annuitant. The Contract combines the concept of professional money management with the attributes of an annuity contract. Features available through the Contract include:

    - a customized investment portfolio;

    - 26 KVS Portfolios, 5 Scudder VLIF Portfolios, 2 Alger Portfolios, 1 Dreyfus Investment Portfolios Portfolio, 1 Dreyfus Socially Responsible Growth Fund Portfolio and 2 Warburg Pincus Trust Portfolios;

    - a Fixed Account;

    - Guarantee Period Accounts;

    - Experienced professional investment advisers;

    - tax deferral on earnings;

    - guarantees that can protect your family;

    - withdrawals during the accumulation and annuitization phases; and

    - income that you can receive for life.

WHAT HAPPENS IN THE ACCUMULATION PHASE?

The Contract has two phases: an accumulation phase and, if you choose to annuitize, an annuity payout phase (described below). During the accumulation phase, you may allocate your initial payment and any additional payments to the combination of portfolios of securities ("Underlying Portfolios") under your Contract, to the Guarantee Period Accounts, and to the Fixed Account (collectively "the investment options"). You select the investment options most appropriate for your investment needs. As those needs change, you may also change your allocation without incurring any tax consequences. Your Contract's Accumulated Value is based on the investment performance of the Underlying Portfolios and any accumulations in the Guarantee Period Accounts and the Fixed Account. You do not pay taxes on any earnings under the Contract until you withdraw money. In addition, during the accumulation phase, your beneficiaries receive certain protections in the event of your death. See discussion below, WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?

WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?

If you or a Joint Owner dies before the Annuity Date, a standard death benefit will be paid to the beneficiary. (No death benefit is payable at the death of any Annuitant except when the Owner is not a natural person.) An optional Enhanced Death Benefit Rider is also available at issue for a separate monthly charge. See "F. Death Benefit" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

WHAT HAPPENS IN THE ANNUITY PAYOUT PHASE?

During the annuity payout phase, you, or the payee you designate, can receive income based on one of the numerous annuity payout options available under the Contract. You choose:

    - the annuity payout option;

    - the date annuity benefit payments begin but no earlier than 1 year after the Issue Date;

    - whether you want variable annuity benefit payments based on the investment performance of the Underlying Portfolios, fixed-amount annuity benefit payments with payment amounts guaranteed by the Company, or a combination of fixed-amount and variable annuity benefit payments.

You may also take withdrawals during the annuity payout phase. The type of withdrawal and the number of withdrawals that may be made each calendar year depend upon whether the Owner annuitizes under an annuity payout option with payments based on the life of one or more Annuitants with no guaranteed payments (a "Life" annuity payout option), under a life annuity payout option that in part provides for a guaranteed number of payments (a "Life With Period Certain" or "Life With Cash Back" annuity payout option), or an annuity payout option based on a guaranteed number of payments (a "Period Certain" annuity payout option). Under a Life annuity payout option, the Owner may make one Payment Withdrawal each calendar year. Under a Life with Period Certain or Life with Cash Back annuity payout option, the Owner may make one Payment Withdrawal and one Present Value Withdrawal in each calendar year. Under a Period Certain annuity payout option, the Owner may make multiple Present Value Withdrawals each calendar year. For more information, see "F. Withdrawals After the Annuity Date" under ANNUITIZATION -- THE PAYOUT PHASE. In addition, if you choose a variable payout option, you may transfer among the available Sub-Accounts.

WHO ARE THE KEY PERSONS UNDER THE CONTRACT?

The Contract is between you, (the "Owner"), and us, Allmerica Financial Life Insurance and Annuity Company. Each Contract has an Owner (or an Owner and a Joint Owner), an Annuitant (or an Annuitant and a Joint Annuitant) and one or more beneficiaries. As Owner, you may:

    - make payments

    - choose investment allocations

    - choose annuity payout options

    - receive annuity benefit payments (or designate someone else to receive annuity benefit payments)

    - select the Annuitant and beneficiary.

The Annuitant is the person whose life is used to determine the duration of annuity benefit payments involving a life contingency. There must be at least one Annuitant at all times. If an Annuitant dies and a replacement is not named, the Owner will become the new Annuitant. The beneficiary is the person(s) or entity entitled to the death benefit at the death of a sole Owner prior to the Annuity Date. In the case of the death of a Joint Owner, the surviving Joint Owner will receive the death benefit. Under certain circumstances, the beneficiary may be entitled to annuity benefit payments upon the death of an Owner on or after the Annuity Date.

HOW MUCH CAN I INVEST AND HOW OFTEN?

During the Accumulation Phase, you may make additional payments. Total payments under the Contract can exceed $5,000,000 only with the Company's prior approval. The number and frequency of your payments are flexible, subject only to a $10,000 minimum for your initial payment and a $100 minimum for any additional payments. A minimum of $1,000 is always required to establish a Guarantee Period Account.

WHAT ARE MY INVESTMENT CHOICES?

You may choose among the Sub-Accounts investing in the Underlying Portfolios, the Guarantee Period Accounts, and the Fixed Account.

KEMPER VARIABLE SERIES                   SCUDDER VARIABLE LIFE INVESTMENT FUND (CLASS A)
Kemper Aggressive Growth Portfolio       Scudder 21st Century Growth Portfolio
Kemper Technology Growth Portfolio       Scudder International Portfolio
KVS Dreman Financial Services Portfolio  Scudder Global Discovery Portfolio
Kemper Small Cap Growth Portfolio        Scudder Capital Growth Portfolio
Kemper Small Cap Value Portfolio         Scudder Growth and Income Portfolio
KVS Dreman High Return Equity Portfolio
Kemper International Portfolio           THE ALGER AMERICAN FUND
Kemper New Europe Portfolio              Alger American Leveraged AllCap Portfolio
Kemper Global Blue Chip Portfolio        Alger American Balanced Portfolio
Kemper Growth Portfolio
Kemper Contrarian Value Portfolio        DREYFUS INVESTMENT PORTFOLIOS
Kemper Blue Chip Portfolio               Dreyfus MidCap Stock Portfolio
Kemper Value+Growth Portfolio
KVS Index 500 Portfolio                  THE DREYFUS SOCIALLY RESPONSIBLE GROWTH
Kemper Horizon 20+ Portfolio             FUND, INC.
Kemper Total Return Portfolio            Dreyfus Socially Responsible Growth Fund
Kemper Horizon 10+ Portfolio
Kemper High Yield Portfolio              WARBURG PINCUS TRUST
Kemper Horizon 5 Portfolio               Warburg Pincus Emerging Markets Portfolio
Kemper Strategic Income Portfolio        Warburg Pincus Global Post-Venture Capital
Kemper Investment Grade Bond Portfolio   Portfolio
Kemper Government Securities Portfolio
Kemper Money Market Portfolio
KVS Focused Large Cap Growth Portfolio
KVS Growth Opportunities Portfolio
KVS Growth And Income Portfolio

Each Underlying Portfolio operates pursuant to different investment objectives and this range of investment options enables you to allocate your money among the Underlying Portfolios to meet your particular investment needs. For a more detailed description of the Underlying Portfolios, see INVESTMENT OBJECTIVES AND POLICIES.

GUARANTEE PERIOD ACCOUNTS. Assets supporting the guarantees under the Guarantee Period Accounts are held in the Company's Separate Account GPA, a non-unitized insulated separate account (except in California where assets are held in the Company's General Account). Values and benefits calculated on the basis of Guarantee Period Account allocations, however, are obligations of the Company's General Account. Amounts allocated to a Guarantee Period Account earn a Guaranteed Interest Rate declared by the Company. The level of the Guaranteed Interest Rate depends on the number of years of the Guarantee Period selected. The Company may offer up to nine Guarantee Periods ranging from two to ten years in duration. Once declared, the Guaranteed Interest Rate will not change during the duration of the Guarantee Period.

If amounts allocated to a Guarantee Period Account are transferred, surrendered or applied to any annuity payout option at any time other than the day following the last day of the applicable Guarantee Period, a Market Value Adjustment will apply that may increase or decrease the value. However, this adjustment will never be applied against your principal. In addition, earnings in the GPA AFTER application of the Market Value Adjustment will not be less than an effective annual rate of 3%. For more information about the Guarantee Period Accounts and the Market Value Adjustment, see GUARANTEE PERIOD ACCOUNTS.

THE GUARANTEE PERIOD ACCOUNTS ARE NOT AVAILABLE IN ALL STATES AND ARE NOT OFFERED AFTER ANNUITIZATION.

FIXED ACCOUNT. The Fixed Account is part of the General Account, which consists of all the Company's assets other than those allocated to the Variable Account and any other separate account. Allocations to the

Fixed Account are guaranteed as to principal and a minimum rate of interest. Additional excess interest may be declared periodically at the Company's discretion. The initial rate in effect on the date an amount is allocated to the Fixed Account will be guaranteed for one year from that date. For more information about the Fixed Account, see APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT.

WHO ARE THE INVESTMENT ADVISERS OF THE UNDERLYING PORTFOLIOS?

Scudder Kemper Investments, Inc. ("Scudder Kemper") is the investment manager of each Portfolio of KVS and each Portfolio of Scudder VLIF. Scudder Investments (U.K.) Limited, an affiliate of Scudder Kemper, is the sub-adviser for the Kemper International Portfolio and the Kemper Global Income Portfolio. Dreman Value Management, L.L.C. is the sub-adviser for the KVS Dreman Financial Services Portfolio and KVS Dreman High Return Equity Portfolio. Scudder Kemper is the investment manager of the Guarantee Period Accounts pursuant to an investment advisory agreement between the Company and Scudder Kemper. Bankers Trust Company is the sub-adviser for the KVS Index 500 Portfolio. Eagle Asset Management, Inc. ("EAM") is the sub-adviser for the KVS Focused Large Cap Growth Portfolio and Janus Capital Corporation ("JCC") is the sub-adviser for the KVS Growth Opportunities and KVS Growth And Income Portfolios pursuant to sub-advisory agreements between Scudder Kemper and EAM and JCC. The investment manager for the Alger American Leveraged AllCap and Alger American Balanced Portfolios is Fred Alger Management, Inc. The Dreyfus Corporation serves as the investment adviser to the Dreyfus MidCap Stock Portfolio and the Dreyfus Socially Responsible Growth Fund. NCM Capital Management Group, Inc. provides sub-investment advisory services for the Dreyfus Socially Responsible Growth Fund. Credit Suisse Asset Management, LLC ("CSAM") is the investment adviser for the Warburg Pincus Emerging Markets and Warburg Pincus Global Post-Venture Capital Portfolios. Abbott Capital Management, LLC ("Abbott") provides sub-investment advisory services for the Warburg Pincus Global Post-Venture Capital Portfolio.


CAN I MAKE TRANSFERS AMONG THE INVESTMENT OPTIONS?


Yes. Prior to the Annuity Date, you may transfer among the Sub-Accounts investing in the Underlying Portfolios, the Guarantee Period Accounts, and the Fixed Account. On and after the Annuity Date, if you have elected a variable option, you may transfer only among the Sub-Accounts. You will incur no current taxes on transfers while your money remains in the Contract. See "D. Transfer Privilege" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and "E. Transfers of Annuity Units" under ANNUITIZATION -- THE PAYOUT PHASE.

The first 12 transfers in a Contract year are guaranteed to be free of a transfer charge. For each subsequent transfer in a Contract year, the Company does not currently charge but reserves the right to assess a processing charge guaranteed never to exceed $25.

If you authorize automatic periodic transfers (under an Asset Allocation Model Reallocation program, Automatic Transfers program (Dollar Cost Averaging) or Automatic Account Rebalancing program), the first automatic transfer or rebalancing under a request counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request is without charge and does not reduce the remaining number of transfers which may be made free of charge in that Contract year.

WHAT IF I NEED MY MONEY BEFORE THE ANNUITY PAYOUT PHASE BEGINS?

Before the annuity payout phase begins, you may surrender your Contract or make withdrawals at any time. A Market Value Adjustment will apply to withdrawals from a Guarantee Period Account prior to the expiration of the Guarantee Period. A 10% tax penalty may apply on all amounts deemed to be earnings if you are under age 59 1/2.

CAN I EXAMINE THE CONTRACT?

Yes. Your Contract will be delivered to you after your purchase. If you return the Contract to the Company within ten days of receipt, the Contract will be cancelled. There may be a longer period in certain jurisdictions; see the "Right to Examine" provision on the cover of your Contract.

If you cancel the Contract, you will receive the Contract's Accumulated Value adjusted for any Market Value Adjustment for amounts allocated to a Guarantee Period Account, plus any fees or charges that may have been deducted. However, if required in your state or if the Contract was issued as an Individual Retirement Annuity (IRA), you will generally receive a refund of your gross payment(s). In certain jurisdictions this refund may be the greater of (1) your gross payment(s) or (2) the Accumulated Value adjusted for any Market Value Adjustment, plus any fees or charges previously deducted. See "C. Right to Cancel" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

You can make several changes after receiving your Contract:

    - You may assign your ownership to someone else, except under certain qualified plans.

    - You may change the beneficiary, unless you have designated an irrevocable beneficiary.

    - You may change your allocation of payments.

    - You may make transfers among the Sub-Accounts without any tax consequences.

    - You may cancel your Contract within ten days of delivery (or longer if required by state law).

              DESCRIPTION OF THE COMPANIES, THE VARIABLE ACCOUNTS
                    AND THE UNDERLYING INVESTMENT COMPANIES

THE COMPANIES. Allmerica Financial Life Insurance and Annuity Company ("Allmerica Financial") is a life insurance company organized under the laws of Delaware in July 1974. Its principal office ("Principal Office") is located at 440 Lincoln Street, Worcester, MA 01653, telephone 508-855-1000. Allmerica Financial is subject to the laws of the State of Delaware governing insurance companies and to regulation by the Commissioner of Insurance of Delaware. In addition, Allmerica Financial is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 1999, Allmerica Financial had over $17 billion in assets and over $26 billion of life insurance in force.

Effective October 1, 1995, Allmerica Financial changed its name from SMA Life Assurance Company to Allmerica Financial Life Insurance and Annuity Company. Allmerica Financial is a wholly owned subsidiary of First Allmerica Financial Life Insurance Company which, in turn is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC").

First Allmerica Financial Life Insurance Company ("First Allmerica") organized under the laws of Massachusetts in 1844, is among the five oldest life insurance companies in America. As of December 31, 1999, First Allmerica and its subsidiaries had over $25 billion in combined assets and over $43 billion of life insurance in force. Effective October 16, 1995, First Allmerica converted from a mutual life insurance company known as State Mutual Life Assurance Company of America to a stock life insurance company and adopted its present name. First Allmerica is a wholly owned subsidiary of AFC. First Allmerica's principal office is located at 440 Lincoln Street, Worcester, MA 01653, telephone 508-855-1000.

First Allmerica is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, First Allmerica is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

Both companies are charter members of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE VARIABLE ACCOUNTS. Each Company maintains a separate investment account called Separate Account KG (the "Variable Account"). The Variable Accounts of Allmerica Financial and of First Allmerica were authorized by votes of the Board of Directors of the Companies on June 13, 1996. Each Variable Account is registered with the SEC as a unit investment trust under the 1940 Act. This registration does not involve the supervision or management of investment practices or policies of the Variable Accounts by the SEC.

Each Sub-Account of the Variable Account invests in a corresponding investment portfolio of Kemper Variable Series, Scudder Variable Life Investment Fund, The Alger American Fund, Dreyfus Investment Portfolios, The Dreyfus Socially Responsible Growth Fund, Inc. or Warburg Pincus Trust. Each Sub-Account is administered and accounted for as part of the general business of the Company. The income, capital gains, or capital losses of each Sub-Account, however, are allocated to each Sub-Account, without regard to any other income, capital gains or capital losses of the Company. Under Delaware and Massachusetts law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of the Company.

Each Company reserves the right, subject to compliance with applicable law, to change the names of the Variable Account and the Sub-Accounts. Each Company also offers other variable annuity contracts investing in the Variable Account which are not discussed in this Prospectus. In addition, the Variable Account may invest in other underlying portfolios which are not available to the contracts described in this Prospectus.

THE UNDERLYING INVESTMENT COMPANIES

KEMPER VARIABLE SERIES. Kemper Variable Series ("KVS"), is a series-type mutual fund registered with the SEC as an open-end, management investment company. Registration of KVS does not involve supervision of its management, investment practices or policies by the SEC. KVS is designed to provide an investment vehicle for certain variable annuity contracts and variable life insurance policies. Shares of the Portfolios of KVS are sold only to insurance company separate accounts. Scudder Kemper Investments, Inc. serves as the investment adviser of KVS.

SCUDDER VARIABLE LIFE INVESTMENT FUND. Scudder Variable Life Investment Fund ("Scudder VLIF") is an open-end, diversified management investment company established as a Massachusetts business trust on March 15, 1985, and registered with the SEC under the 1940 Act. Scudder Kemper Investments, Inc. serves as the investment adviser of Scudder VLIF.

THE ALGER AMERICAN FUND. The Alger American Fund ("Alger"), is an open-end, diversified management investment company established as a Massachusetts business trust on April 6, 1988 and registered with the SEC under the 1940 Act. The investment adviser for the Alger American Leveraged AllCap Portfolio and Alger American Balanced Portfolio is Fred Alger Management, Inc. Fred Alger Management, Inc. is located at 1 World Trade Center, Suite 9333, New York, NY 10048.

DREYFUS INVESTMENT PORTFOLIOS. The Dreyfus Investment Portfolios is a Massachusetts business trust that commenced operations May 1, 1998. The Fund consists of several portfolios, each a separate series of the Fund, an open-end management investment company, known as a mutual fund. Each portfolio is diversified. Dreyfus is located at 144 Glenn Curtiss Boulevard, Uniondale, NY 11556.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC. The Dreyfus Socially Responsible Growth Fund, Inc. (the "Dreyfus Socially Responsible Growth Fund") was incorporated under Maryland law on July 20, 1992, and commenced operations on October 7, 1993. It is registered with the SEC as an open-end, diversified, management investment company. The Dreyfus Corporation serves as the investment adviser to the Dreyfus Socially Responsible Growth Fund. Dreyfus is located at 144 Glenn Curtiss Boulevard, Uniondale, NY 11556.

WARBURG PINCUS TRUST. Warburg Pincus Trust is an open-end, management investment company registered with the SEC. It was organized as a Massachusetts business trust on March15, 1995. Credit Suisse Asset Management, LLC ("CSAM") is the investment adviser of the Warburg Pincus Trust. Abbott Capital Management, LLC ("Abbott") serves as sub-investment adviser for the Global Post-Venture Capital Portfolio with respect to the Portfolio's investments in private-equity portfolios.

                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of each of the Underlying Portfolios is set forth below. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE UNDERLYING PORTFOLIOS, AND OTHER RELEVANT INFORMATION REGARDING THE UNDERLYING INVESTMENT COMPANIES MAY BE FOUND IN THEIR RESPECTIVE PROSPECTUSES, WHICH ACCOMPANY THIS PROSPECTUS. PLEASE READ THEM CAREFULLY BEFORE INVESTING. Also, the Statements of Additional Information ("SAI") of the Underlying Portfolios are available upon request. There can be no assurance that the investment objectives of the Underlying Portfolios can be achieved or that the value of the Contract will equal or exceed the aggregate amount of payments made under the Contract.

KEMPER VARIABLE SERIES:

KEMPER AGGRESSIVE GROWTH PORTFOLIO -- seeks capital appreciation through the use of aggressive investment techniques.

KEMPER TECHNOLOGY GROWTH PORTFOLIO -- seeks growth of capital.

KVS DREMAN FINANCIAL SERVICES PORTFOLIO -- seeks long-term capital appreciation by investing primarily in common stocks and other equity securities of companies in the financial services industry believed by the Portfolio's investment manager to be undervalued.

KEMPER SMALL CAP GROWTH PORTFOLIO -- seeks maximum appreciation of investors' capital from a portfolio primarily of growth stocks of smaller companies.

KEMPER SMALL CAP VALUE PORTFOLIO -- seeks long-term capital appreciation from a portfolio primarily of value stocks of smaller companies.

KVS DREMAN HIGH RETURN EQUITY PORTFOLIO -- seeks to achieve a high rate of total return.

KEMPER INTERNATIONAL PORTFOLIO -- seeks total return, a combination of capital growth and income, principally through an internationally diversified portfolio of equity securities.

KEMPER NEW EUROPE PORTFOLIO -- seeks long-term capital appreciation by investing in a portfolio consisting primarily of equity securities of European companies.

KEMPER GLOBAL BLUE CHIP PORTFOLIO -- seeks long-term growth of capital through a diversified worldwide portfolio of marketable securities, primarily equity securities, including common stocks, preferred stocks and debt securities convertible into common stocks.

KEMPER GROWTH PORTFOLIO -- seeks maximum appreciation of capital through diversification of investment securities having potential for capital appreciation.

KEMPER CONTRARIAN VALUE PORTFOLIO -- seeks to achieve a high rate of total return from a portfolio primarily of value stocks of larger companies.

KEMPER BLUE CHIP PORTFOLIO -- seeks growth of capital and of income.

KEMPER VALUE+GROWTH PORTFOLIO -- seeks growth of capital through professional management of a portfolio of growth and value stocks. A secondary objective is the reduction of risk over a full market cycle compared to a portfolio of only growth stocks or only value stocks.

KVS INDEX 500 PORTFOLIO -- seeks to match, as closely as possible, before expenses, the performance of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), which emphasizes stocks of large U.S. companies. ("Standard & Poor's(-Registered Trademark-)," "S&P(-Registered Trademark-)" "S&P 500(-Registered Trademark-)," "Standard & Poor's 500," and "500" are trademarks of the McGraw-Hill Companies, Inc., and have been licensed for use by Scudder Kemper Investments, Inc. The KVS Index 500 Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund. Additional information may be found in the fund's SAI).

KEMPER HORIZON 20+ PORTFOLIO -- designed for investors with approximately a 20+year investment horizon, seeks growth of capital, with income as a secondary objective.

KEMPER TOTAL RETURN PORTFOLIO -- seeks a high total return, a combination of income and capital appreciation, by investing in a combination of debt securities and common stocks.

KEMPER HORIZON 10+ PORTFOLIO -- designed for investors with approximately a 10+year investment horizon, seeks a balance between growth of capital and income, consistent with moderate risk.

KEMPER HIGH YIELD PORTFOLIO -- seeks to provide a high level of current income by investing in fixed-income securities.

KEMPER HORIZON 5 PORTFOLIO -- designed for investors with approximately a five year investment horizon, seeks income consistent with preservation of capital, with growth of capital as a secondary objective.

KEMPER STRATEGIC INCOME PORTFOLIO -- seeks high current return by investing primarily in bonds issued by U.S. and foreign corporations and governments.

KEMPER INVESTMENT GRADE BOND PORTFOLIO -- seeks high current income by investing primarily in a diversified portfolio of investment grade debt securities.

KEMPER GOVERNMENT SECURITIES PORTFOLIO -- seeks high current return consistent with preservation of capital from a portfolio composed primarily of U.S. Government securities.

KEMPER MONEY MARKET PORTFOLIO -- seeks maximum current income to the extent consistent with stability of principal from a portfolio of high quality money market instruments that mature in 12 months or less.

KVS FOCUSED LARGE CAP GROWTH PORTFOLIO -- seeks growth through long-term capital appreciation.

KVS GROWTH OPPORTUNITIES PORTFOLIO -- seeks long-term growth of capital in a manner consistent with the preservation of capital.

KVS GROWTH AND INCOME PORTFOLIO -- seeks long-term capital growth and current income.

SCUDDER VARIABLE LIFE INVESTMENT FUND:

SCUDDER 21ST CENTURY GROWTH PORTFOLIO -- pursues long-term growth of capital by investing primarily in equity securities issued by emerging growth companies.

SCUDDER INTERNATIONAL PORTFOLIO -- seeks long term growth of capital primarily through diversified holdings of marketable foreign equity investments.

SCUDDER GLOBAL DISCOVERY PORTFOLIO -- seeks above average capital appreciation over the long term by investing primarily in the equity securities of small companies located throughout the world.

SCUDDER CAPITAL GROWTH PORTFOLIO -- seeks to maximize long-term capital growth through a broad and flexible investment program.

SCUDDER GROWTH AND INCOME PORTFOLIO -- seeks long-term growth of capital, current income and growth of income.

THE ALGER AMERICAN FUND:

ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO -- seeks long-term capital appreciation. Under normal circumstances, the Portfolio invests in the equity securities of companies of any size that demonstrate promising growth potential.

ALGER AMERICAN BALANCED PORTFOLIO -- seeks current income and long-term capital appreciation. The Portfolio focuses on stocks of companies with growth potential and fixed-income securities, with emphasis on income-producing securities which appear to have some potential for capital appreciation.

DREYFUS INVESTMENT PORTFOLIOS:

DREYFUS MIDCAP STOCK PORTFOLIO -- seeks investment results that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400 Index.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.:

DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND -- seeks to provide capital growth, with current income as a secondary goal. To pursue these goals, the fund invests primarily in the common stock of companies that, in the opinion of the fund's management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.

WARBURG PINCUS TRUST:

WARBURG PINCUS EMERGING MARKETS PORTFOLIO -- seeks long-term growth of capital. To pursue this goal, it invests in equity securities of companies located in or conducting a majority of their business in emerging markets.

WARBURG PINCUS GLOBAL POST-VENTURE CAPITAL PORTFOLIO -- seeks long-term growth of capital. To pursue this goal, it invests primarily in equity securities of U.S. and foreign companies considered to be in their post-venture capital stage of development.

Certain Underlying Portfolios have investment objectives and/or policies similar to those of other Underlying Portfolios. To choose the Sub-Accounts which best meet individual needs and objectives, carefully read the Underlying Portfolio prospectuses. In some states, insurance regulations may restrict the availability of particular Sub-Accounts.

If there is a material change in the investment policy of a Sub-Account or the Underlying Portfolio in which it invests, the Owner will be notified of the change. If the Owner has values allocated to that Sub-Account, the Company will transfer it without charge on written request by the Owner to another Sub-Account or to the Fixed Account. The Company must receive such written request within 60 days of the later of (1) the effective date of the change in the investment policy, or (2) the receipt of the notice of the Owner's right to transfer.

                            PERFORMANCE INFORMATION


This Contract was first offered to the public in 2000. However, in order to help people understand how investment performance can affect money invested in the Sub-Accounts, the Company may advertise "total return" and "average annual total return" performance information based on (1) the periods that the Sub-Accounts have been in existence and (2) the periods that the Underlying Portfolios have been in existence. Performance results in the Tables reflect the applicable deductions for the Contract fee, Sub-Account charges and Underlying Portfolio charges under this Contract and also assume that the Contract is surrendered at the end of the applicable period. The Tables do not include optional Rider Charges. Both the total return and yield figures are based on historical earnings and are not intended to indicate future performance. All performance tables referenced in this section may be found in the SAI.


The "total return" of a Sub-Account refers to the total of the income generated by an investment in the Sub-Account and of the changes in the value of the principal (due to realized and unrealized capital gains or losses) for a specified period, reduced by Variable Account charges, and expressed as a percentage. The "average annual total return" represents the average annual percentage change in the value of an investment in the Sub-Account over a given period of time. It represents averaged figures as opposed to the actual performance of a Sub-Account, which will vary from year to year.

The yield of the Sub-Account investing in the Kemper Money Market Portfolio refers to the income generated by an investment in the Sub-Account over a seven-day period (which period will be specified in the advertisement). This income is then "annualized" by assuming that the income generated in the specific week is generated over a 52-week period. This annualized yield is shown as a percentage of the investment. The "effective yield" calculation is similar but, when annualized, the income earned by an investment in the Sub-Account is assumed to be reinvested. Thus the effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Sub-Account investing in a Portfolio other than the Kemper Money Market Portfolio refers to the annualized income generated by an investment in the Sub-Account over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.


Quotations of average annual total return as shown in the Tables are calculated in the manner prescribed by the SEC and show the percentage rate of return of a hypothetical initial investment of $1,000 for the most recent one, five and ten year period or for a period covering the time the Sub-Account has been in existence, if less than the prescribed periods. The calculation is adjusted to reflect the deduction of the annual Sub-Account asset charge of 0.55%, the effect of the $35 annual Contract fee ($30 Contract fee for First Allmerica), and the Underlying Portfolio charges which would be assessed if the investment were completely withdrawn at the end of the specified period. The calculation is not adjusted to reflect the deduction of any optional Rider charges.


For more detailed information about these performance calculations, including actual formulas, see the SAI.

PERFORMANCE INFORMATION FOR ANY SUB-ACCOUNT REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT IN THE SUB-ACCOUNT DURING THE TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES AND RISK CHARACTERISTICS OF THE UNDERLYING PORTFOLIO IN WHICH THE SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

Performance information for a Sub-Account may be compared, in reports and promotional literature, to:

    (1) the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Shearson Lehman Aggregate Bond Index or other unmanaged indices, so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; or

    (2) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, who rank such investment products on overall performance or other criteria; or

    (3) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Sub-Account. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses. In addition, relevant broad-based indices and performance from independent sources may be used to illustrate the performance of certain Contract features.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues and do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Portfolios.

             DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE

A.  PAYMENTS

The latest Issue Date is age 90 of the oldest Owner or, if the Owner is not a natural person, the oldest Annuitant. The Company will issue a Contract when its underwriting requirements are met. These requirements include receipt of the initial payment and allocation instructions by the Company at its Principal Office and may include the proper completion of an application; however, where permitted by law, the Company may issue a Contract without completion of an application. If all issue requirements are not completed within five business days of the Company's receipt of the initial payment, the payment will be returned immediately unless the applicant authorizes the Company to retain it pending completion of all issue requirements.

Payments may be made to the Contract at any time prior to the Annuity Date, or prior to the death of an Owner, subject to certain minimums:

    - Currently the initial payment must be at least $10,000.

    - Each subsequent payment must be at least $100.

    - The minimum allocation to a Guarantee Period Account is $1,000. If less than $1,000 is allocated to a Guarantee Period Account, the Company reserves the right to apply that amount to the Kemper Money Market Portfolio.

Payments are to be made payable to the Company. The Company may reduce a payment by any applicable premium tax before applying it to the Contract. The initial net payment is credited to the Contract and allocated among the requested investment options as of the date that all issue requirements are properly met. The allocation instructions for the initial net payment will serve as the allocation instructions for all future payments. You can change the allocation instructions for future payments by notifying the Company.

You also have the option of specifying how a specific payment should be allocated. This will not change the allocation instructions for any subsequent payment.

For a discussion of future payments to an Automatic Transfer Program (Dollar Cost Averaging), please see "Automatic Transfers (Dollar Cost Averaging)" below.

In order for the Owner to be able to initiate transactions over the telephone, a properly completed authorization must be on file before telephone requests will be honored. The policy of the Company and its agents and affiliates is that we will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among other things, requiring some form of personal identification prior to acting upon instructions received by telephone. All telephone instructions are tape-recorded.

B.  COMPUTATION OF VALUES

The Owner may allocate payments among the Sub-Accounts, Guarantee Period Accounts, and the Fixed Account. Allocations to the Guarantee Period Accounts and the Fixed Account are not converted into Accumulation Units, but are credited interest at a rate periodically set by the Company. See GUARANTEE PERIOD ACCOUNTS and APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT.

The Accumulated Value under the Contract is determined by:

    (1) multiplying the number of Accumulation Units in each Sub-Account by the value of an Accumulation Unit of that Sub-Account on the Valuation Date,

    (2) adding together the values of each Sub-Account, and

    (3) adding the amount of the accumulations in the Fixed Account and Guarantee Period Accounts, if any.

THE ACCUMULATION UNIT. Allocations to the Sub-Accounts are credited to the Contract in the form of Accumulation Units. Accumulation Units are credited separately for each Sub-Account. The number of Accumulation Units of each Sub-Account credited to the Contract is equal to the portion of the payment allocated to the Sub-Account, divided by the dollar value of the applicable Accumulation Unit as of the Valuation Date. The number of Accumulation Units resulting from each payment will remain fixed unless changed by a subsequent split of Accumulation Unit value, a transfer, a withdrawal, or surrender. The dollar value of an Accumulation Unit of each Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account, and will reflect the investment performance, expenses and charges of its Underlying Portfolios. The value of an Accumulation Unit was arbitrarily set at $1.00 on the first Valuation Date for each Sub-Account.

NET INVESTMENT FACTOR. The net investment factor is an index that measures the investment performance of a Sub-Account from one Valuation Period to the next. This factor is equal to 1.000000 plus the result (which may be positive or negative) from dividing (1) by (2) and subtracting (3) and (4) where:

    (1) is the investment income of a Sub-Account for the Valuation Period, including realized or unrealized capital gains and losses during the Valuation Period, adjusted for provisions made for taxes, if any;

    (2) is the value of that Sub-Account's assets at the beginning of the Valuation Period;


    (3) is a charge for mortality and expense risks equal to 0.40% on an annual basis of the daily value of the Sub-Account's assets; and


    (4) is an administrative charge equal to 0.15% on an annual basis of the daily value of the Sub-Account's assets.

The dollar value of an Accumulation Unit as of a given Valuation Date is determined by multiplying the dollar value of the corresponding Accumulation Unit as of the immediately preceding Valuation Date by the appropriate net investment factor.

For an illustration of an Accumulation Unit calculation using a hypothetical example see the SAI.

C.  RIGHT TO CANCEL

An Owner may cancel the Contract at any time within ten days after receipt of the Contract (or longer if required by law) and receive a refund. In order to cancel the Contract, the Owner must mail or deliver it to the Company's Principal Office at 440 Lincoln Street, Worcester, MA 01653, or to an authorized representative. Mailing or delivery must occur within ten days after receipt of the Contract for cancellation to be effective.

In most states, the Company will pay the Owner the Contract's Accumulated Value adjusted for any Market Value Adjustment for amounts allocated to a Guarantee Period Account, plus any amounts deducted for taxes, charges or fees. However, if the Contract was purchased as an IRA or issued in a state that requires a full refund of the initial payment(s), the Company will provide a refund equal to your gross payment(s). In some states, the refund may equal the greater of
(a) your gross payment(s) or (b) the Accumulated Value adjusted for any Market Value Adjustment, plus any amounts deducted for taxes, charges or fees. At the time the

Contract is issued, the "Right to Examine" provision on the cover of the Contract will specifically indicate what the refund will be and the time period allowed to exercise the right to cancel.

The liability of the Variable Account under this provision is limited to the Owner's Accumulated Value in the Sub-Accounts on the date of cancellation. Any additional amounts refunded to the Owner will be paid by the Company.


In order to comply with New York regulations concerning the purchase of a new annuity contract to replace an existing life or annuity contract (a "replacement"), an Owner who purchases the Contract in New York as a replacement may cancel within 60 days after receipt. In order to cancel the Contract, the Owner must mail or deliver it to the Company's Principal Office or to one of its authorized representatives. The Company will refund an amount equal to the Surrender Value plus all fees and charges and the Contract will be void from the beginning.


D.  TRANSFER PRIVILEGE

Prior to the Annuity Date, the Owner may transfer amounts among investment options at any time upon written or telephone request to the Company. As discussed in "A. Payments", a properly completed authorization form must be on file before telephone requests will be honored. Transfer values will be based on the Accumulated Value next computed after receipt of the transfer request.

Transfers to a Guarantee Period Account must be at least $1,000. If the amount to be transferred to a Guarantee Period Account is less than $1,000, the Company may transfer that amount to the Kemper Money Market Portfolio. Transfers from a Guarantee Period Account prior to the expiration of the Guarantee Period will be subject to a Market Value Adjustment.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing these additional transfers. The first automatic transfer or rebalancing under an Asset Allocation Model Reallocation program, Automatic Transfers (Dollar Cost Averaging) program, or Automatic Account Rebalancing program counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request is without charge and does not reduce the remaining number of transfers which may be made free of charge in that Contract year.


The Contracts are not designed for use by individuals, professional market timing organizations, or other entities that do "market timing," programmed transfers, frequent transfers, or transfers that are large in relation to the total assets of an Underlying Portfolio. These and similar activities may be disruptive to the Underlying Portfolios, and may adversely affect an Underlying Portfolio's ability to invest effectively in accordance with its investment objectives and policies. If it appears that there is a pattern of transfers that coincides with a market timing strategy and/or that is disruptive to the Underlying Portfolios, the Company reserves the right to refuse transfers or to take other action to prevent or limit the use of such activities.


ASSET ALLOCATION MODEL REALLOCATIONS. If an Owner elects to follow an asset allocation strategy, the Owner may preauthorize transfers in accordance with the chosen strategy. The Company may provide administrative or other support services to independent third parties that provide recommendations as to such allocation strategies. However, the Company does not engage any third parties to offer investment allocation services of any type under this Contract, does not endorse or review any investment allocation recommendations made by such third parties and is not responsible for the investment allocations and transfers transacted on the Owner's behalf. The Company does not charge for providing additional asset allocation support services. Additional information concerning asset allocation programs for which the Company is currently providing support services may be obtained from a registered representative or the Company.

AUTOMATIC TRANSFERS (DOLLAR COST AVERAGING). You may elect automatic transfers of a predetermined dollar amount on a periodic basis from either the Fixed Account, the Sub-Account investing in the Kemper Money Market Portfolio or the Sub-Account investing in the Kemper Government Securities Portfolio (the "source accounts") to one or more of the available Sub-Accounts. You may elect these automatic transfers to one or more Sub-Accounts, subject to the following:

    - the predetermined dollar amount may not be less than $100;

    - the periodic basis may be monthly, quarterly, semi-annually or annually;

    - automatic transfers may not be made into the selected source account, Fixed Account, or the Guarantee Period Accounts; and

    - if an automatic transfer would reduce the balance in the source account(s) to less than $100, the entire balance will be transferred proportionately to the chosen Sub-Accounts.

Automatic transfers from a particular source account will continue until the earlier of:

    - the amount in the source account on a transfer date is zero; or

    - the Owner's request to terminate the option is received by the Company.

If additional amounts are allocated to a source account before its balance has fallen to zero, those additional amounts will also be automatically transferred. The original automatic transfer allocations will apply to all amounts in that source accounts unless you provide new allocation instructions. New allocation instructions will apply to the entire balance in the source account. If additional amounts are allocated to a source account after its balance has fallen to zero, automatic transfers will not begin again unless you specifically notify the Company to do so.

To the extent permitted by law, the Company reserves the right, from time to time, to credit an enhanced interest rate to an initial and/or subsequent payment made to the Fixed Account, which is then used as the source account from which to process automatic transfers. For more information see "Enhanced Automatic Transfer (Dollar Cost Averaging) Program" in the SAI.

AUTOMATIC ACCOUNT REBALANCING. The Owner may request automatic rebalancing of Sub-Account allocations on a monthly, quarterly, semi-annual or annual basis in accordance with his/her specified percentage allocations. As frequently as elected by the Owner, the Company will review the percentage allocations in the Underlying Portfolios and, if necessary, transfer amounts to ensure conformity with the designated percentage allocation mix. If the amount necessary to re-establish the mix on any scheduled date is less than $100, no transfer will be made.

Automatic Account Rebalancing will continue until (1) the Owner's request to terminate or change the option is received by the Company or (2) the end date designated by the Owner when the option was elected. If a subsequent payment is allocated in a manner different from the percentage allocation mix in effect on the date the payment is received, on the next scheduled rebalancing date the payment will be reallocated in accordance with the existing mix.

Currently, Dollar Cost Averaging and Automatic Account Rebalancing may not be in effect simultaneously. Either option may be elected at no additional charge when the Contract is purchased or at a later date. The Company reserves the right to limit the number of Sub-Accounts that may be utilized for automatic transfers and rebalancing, and to discontinue either option upon advance written notice.

E.  SURRENDER AND WITHDRAWALS

Before the Annuity Date, an Owner may surrender the Contract for its Surrender Value or withdraw a portion of its Accumulated Value. In the case of surrender, the Owner must send the Contract and a signed written request for surrender, satisfactory to the Company, to the Principal Office. The Surrender Value will be calculated based on the Contract's Accumulated Value as of the Valuation Date.


In the case of a withdrawal, the Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount and the investment options from which such amount is to be withdrawn. A withdrawal from a Sub-Account will result in cancellation of a number of units equivalent in value to the amount withdrawn. Each withdrawal must be a minimum of $100 and the Accumulated Value of the Contract may not be reduced to less than $1,000.


A Contract fee may apply when a withdrawal is made or a Contract is surrendered. See CHARGES AND DEDUCTIONS. In addition, amounts withdrawn from a Guarantee Period Account prior to the end of the applicable Guarantee Period will be subject to a Market Value Adjustment, as described under GUARANTEE PERIOD ACCOUNTS.

Any distribution is normally payable within seven days following the Company's receipt of the surrender or withdrawal request. The Company reserves the right to defer surrenders and withdrawals of amounts allocated to the Company's Fixed Account and Guarantee Period Accounts for a period not to exceed six months. The Company reserves the right to defer surrenders and withdrawals of amounts in each Sub-Account in any period during which:

    - trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays;

    - the SEC has by order permitted such suspension; or

    - an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

For important tax consequences, which may result from surrender or withdrawals, see FEDERAL TAX CONSIDERATIONS.

For information about Withdrawals after the Annuity Date, see "F. Withdrawals After the Annuity Date" under ANNUITIZATION --THE PAYOUT PHASE.

SYSTEMATIC WITHDRAWALS. The Owner may elect an automatic schedule of withdrawals (systematic withdrawals) from amounts in the Sub-Accounts and/or the Fixed Account on a periodic basis (monthly, bi-monthly, quarterly, semi-annually or annually). Systematic withdrawals from Guarantee Period Accounts are not available. The Owner may request:

    - the withdrawal of a SPECIFIC DOLLAR AMOUNT and the percentage of this amount to be taken from each designated Sub-Account and/or the Fixed Account; or

    - the withdrawal of a SPECIFIC PERCENTAGE of the Accumulated Value calculated as of the withdrawal dates, and may designate the percentage of this amount which should be taken from each account.

The first withdrawal will take place on the latest of 15 days after the Issue Date, the date the written request is received at the Principal Office, or on a date specified by the Owner.

The minimum amount of each automatic withdrawal is $100 and the Accumulated Value of the Contract may not be reduced to less than $1,000. Systematic withdrawals will cease automatically on the Annuity Date. The Owner may change or terminate systematic withdrawals only by written request to the Principal Office.


LIFE EXPECTANCY DISTRIBUTIONS. (For Qualified Contracts and Contracts issued under Section 457 Deferred Compensation Plans only.) Prior to the Annuity Date, an Owner may elect to make a series of systematic withdrawals from the Contract according to the Company's life expectancy distribution ("LED") option by returning a properly signed LED request form to the Principal Office. Where the Owner is a trust or other nonnatural person, the Owner may elect the LED option based on the Annuitant's life expectancy.

If an Owner elects the Company's LED option, in each calendar year a fraction of the Accumulated Value is withdrawn without a surrender charge, based on the Owner's life expectancy (or the joint life expectancy of the Owner and a beneficiary.) The numerator of the fraction is 1 (one). The denominator of the fraction will be either:

    - the remaining life expectancy of the Owner (or Owner and beneficiary), as determined annually by the Company; or

    - the prior year's life expectancy, minus one.

The resulting fraction, expressed as a percentage, is then applied to the Accumulated Value at the beginning of the year to determine the amount to be distributed during the year. The Owner may choose to have the applicable life expectancy redetermined each year or use the prior year's life expectancy, minus one. Under the Company's LED option, the amount withdrawn from the Contract changes each year.

The Owner may elect periodic LED distributions on a monthly, bi-monthly, quarterly, semi-annual, or annual basis. The Owner may terminate the LED option at any time. The LED option will terminate automatically on the latest possible Annuity Date permitted under the Contract, at which time an annuity payout option must be selected.

The LED option may not produce annual distributions that meet the definition of "substantially equal periodic payments" as defined under Code Section 72(t). The withdrawals may be treated by the Internal Revenue Service (IRS) as premature distributions from the Contract and may be subject to a 10% federal tax penalty. Owners seeking distributions over their life under this definition should consult their tax advisor. For more information, see "C. Taxation of the Contract in General" under FEDERAL TAX CONSIDERATIONS.

F.  DEATH BENEFIT

A death benefit is payable if the Owner or the first of Joint Owners dies prior to the Annuity Date. If the Owner is a natural person, no death benefit is payable at the death of any Annuitant. If the Owner is not a natural person, a death benefit will be paid upon the death of any Annuitant. A spousal beneficiary may elect to continue the Contract rather than receive the death benefit as provided under "G. The Spouse of the Owner as Beneficiary."

STANDARD DEATH BENEFIT. Unless an enhanced death benefit is elected at issue, the standard death benefit will be paid. The standard death benefit is equal to the greater of (a) the Contract's Accumulated Value on the Valuation Date that the Company receives proof of death, increased by any positive Market Value Adjustment or (b) gross payments prior to the date of death, proportionately reduced to reflect withdrawals.

For each withdrawal under (b) the proportionate reduction is calculated by multiplying the standard death benefit immediately prior to the withdrawal by the following fraction:

                            Amount of the withdrawal
                ------------------------------------------------
             Accumulated Value immediately prior to the withdrawal

OPTIONAL ENHANCED DEATH BENEFIT RIDER. When applying for the Contract, an Owner may elect the optional 5% Enhanced Death Benefit With Annual Step-Up Rider. A separate charge for this Rider is made against the Contract's Accumulated Value on the last day of each Contract month for the coverage provided during that month and, if applicable, on the date the Rider is terminated. The charge is made through a pro-rata reduction (based on relative values) of Accumulation Units in the Sub-Accounts and dollar amounts in the Fixed and Guarantee Period Accounts. For specific charges and more detail, see "C. Optional Rider Charge" under CHARGES AND DEDUCTIONS.

The 5% Enhanced Death Benefit With Annual Step-Up Rider provides a death benefit guarantee if death of an Owner (or an Annuitant if the Owner is not a natural person) occurs before the Annuity Date. The calculation of the death benefit depends upon whether death occurs before or after the 90th birthday.

I. Death BEFORE 90th Birthday. If an Owner (or an Annuitant if the Owner is not a natural person) dies before the Annuity Date and before his/her 90th birthday, the death benefit is equal to the GREATEST of:

    (a) the Accumulated Value on the Valuation Date that the Company receives proof of death, increased by any positive Market Value Adjustment;


    (b) gross payments, accumulated daily at an effective annual yield of 5% from the date each payment is applied until the date of death, proportionately reduced to reflect withdrawals (in New York, the 5% is not available; therefore (b) equals gross payments proportionately reduced to reflect withdrawals); or


    (c) the highest Accumulated Value on any Contract anniversary date prior to the date of death, as determined after being increased for any positive Market Value Adjustment and subsequent payments and proportionately reduced for subsequent withdrawals.

II. Death ON OR AFTER 90th Birthday. If an Owner (or an Annuitant if the Owner is not a natural person) dies before the Annuity Date but on or after his/her 90th birthday, the death benefit is equal to the GREATER of:

    (a) the Accumulated Value on the Valuation Date that the Company receives proof of death, increased by any positive Market Value Adjustment; or

    (b) the death benefit, as calculated under Section I, that would have been payable on the Contract anniversary prior to the deceased's 90th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals.

Proportionate reductions are calculated in the same manner as described above under "Standard Death Benefit."

PAYMENT OF THE DEATH BENEFIT PRIOR TO THE ANNUITY DATE. The death benefit generally will be paid to the beneficiary in one sum upon receipt of due proof of death at the Principal Office, unless the Owner has elected to apply the proceeds to a life annuity not extending beyond the beneficiary's life expectancy. Instead of payment in one sum, the beneficiary may, by written request, elect to:

    (1) defer distribution of the death benefit for a period no more than five years from the date of death; or

    (2) receive distributions over the life of the beneficiary or for a period certain not extending beyond the beneficiary's life expectancy, with annuity benefit payments beginning within one year from the date of death.

If distribution of the death benefit is deferred under (1) or (2), any value in the Guarantee Period Accounts will be transferred to the Kemper Money Market Sub-Account. The excess, if any, of the death benefit over the Accumulated Value also will be transferred to the Kemper Money Market Sub-Account. The beneficiary may, by written request, effect transfers and withdrawals during the deferral period and prior to annuitization under (2), but may not make additional payments. The death benefit will reflect any earnings or losses experienced during the deferral period. If there are multiple beneficiaries, the consent of all is required.

G.  THE SPOUSE OF THE OWNER AS BENEFICIARY

If the sole beneficiary is the deceased Owner's spouse, he or she may, by written request, continue the Contract in lieu of receiving payment of the death benefit. The spouse will then become the Owner and Annuitant subject to the following:

    (1) any value in the Guarantee Period Accounts will be transferred to the Kemper Money Market Sub-Account; and

    (2) the excess, if any, of the death benefit over the Contract's Accumulated Value also will be added to the Kemper Money Market Sub-Account.

The new Owner may also make additional payments. All other rights and benefits provided in the Contract will continue, except that any subsequent spouse of the new Owner, if named as beneficiary, will not be entitled to continue the Contract when the new Owner dies.

H.  ASSIGNMENT

The Contract, other than one sold in connection with certain qualified plans, may be assigned by the Owner at any time prior to the Annuity Date and prior to the death of an Owner (see FEDERAL TAX CONSIDERATIONS). The Company will not be deemed to have knowledge of an assignment unless it is made in writing and filed at the Principal Office. The Company will not assume responsibility for determining the validity of any assignment. If an assignment of the Contract is in effect on the Annuity Date, the Company reserves the right to pay to the assignee, in one sum, that portion of the Surrender Value of the Contract to which the assignee appears to be entitled. The Company will pay the balance, if any, in one sum to the Owner in full settlement of all liability under the Contract. The interest of the Owner and of any beneficiary will be subject to any assignment.

                       ANNUITIZATION -- THE PAYOUT PHASE

Subject to certain restrictions discussed below, at annuitization the Owner has the right:

    - to select the annuity payout option under which annuity benefit payments are to be made;

    - to determine whether those payments are to be made on a fixed basis, a variable basis, or a combination fixed and variable basis. If a variable annuity payout option is selected, the Owner must choose an Annuity Benefit Payment Change Frequency ("Change Frequency") and the date the first Change Frequency will occur; and

    - to select one of the available Assumed Investment Returns ("AIR") for a variable option (see "D. Variable Annuity Benefit Payments" below for details).

A.  ELECTING THE ANNUITY DATE

Generally, annuity benefit payments under the Contract will begin on the Annuity Date. The Annuity Date:

    - may not be earlier than the first Contract Anniversary; and

    - must occur on the first day of any month before the Owner's 99th birthday.

If the Owner does not select an Annuity Date, the Annuity Date will be the later of (a) the Owner's age 85 or (b) one year after the Issue Date.

If there are Joint Owners, the age of the younger will determine the latest possible Annuity Date. The Owner may elect to change the Annuity Date by sending a written request to the Principal Office at least one month before the earlier of the new Annuity Date or the currently scheduled date.

If the Annuity Date occurs when the Owner is at an advanced age, it is possible that the Contract will not be considered an annuity for federal tax purposes. In addition, the Internal Revenue Code ("the Code") and/or the terms of qualified plans may impose limitations on the age at which annuity benefit payments may commence and the type of annuity payout option that may be elected. The Owner should carefully review the Annuity Date and the annuity payout options with his/her tax adviser. See FEDERAL TAX CONSIDERATIONS for further information.

B.  CHOOSING THE ANNUITY PAYOUT OPTION

Regardless of how payments were allocated during the accumulation phase, the Owner may choose a variable annuity payout option, a fixed annuity payout option or a combination fixed and variable annuity payout option. Currently, all of the variable annuity payout options described below are available and may be funded through all of the variable Sub-Accounts. In addition, each of the variable annuity payout options is also available on a fixed basis. The Company may offer other annuity payout options.

The Owner may change the annuity payout option up to one month before the Annuity Date. If the Owner fails to choose an annuity payout option, monthly benefit payments will be made under a variable Life with Cash Back annuity payout option.

The annuity payout option selected must result in an initial payment of at least $100 (a lower amount may be required in certain jurisdictions.) The Company reserves the right to increase this minimum amount. If the annuity payout option selected does not produce an initial payment which meets this minimum, a single payment may be made.

FIXED ANNUITY PAYOUT OPTIONS. If the Owner selects a fixed annuity payout option, each monthly annuity benefit payment will be equal to the first (unless a withdrawal is made or as otherwise described under certain reduced survivor annuity benefits.) Any portion of the Contract's Accumulated Value converted to a fixed annuity will be held in the Company's General Account. The Contract provides guaranteed fixed annuity rates that determine the dollar amount of the first payment under each form of fixed annuity for each $1,000 of applied value. These rates are based on the Annuity 2000 Mortality Table and a 3% AIR. The Company may offer annuity rates more favorable than those contained in the Contract. Any such rates will be applied uniformly to all Owners of the same class. For more specific information about fixed annuity payout options, see the Contract.

VARIABLE ANNUITY PAYOUT OPTIONS. If the Owner selects a variable annuity payout option, he/she will receive monthly payments equal to the value of the fixed number of Annuity Units in the chosen Sub-Account(s). The first variable annuity benefit payment will be based on the current annuity option rates made available by the Company at the time the variable annuity payout option is selected. Annuity option rates determine the dollar amount of the first payment for each $1,000 of applied value. The annuity option rates are based on the Annuity 2000 Mortality Table and a 3% AIR.

Since the value of an Annuity Unit in a Sub-Account reflects the investment performance of the Sub-Account, the amount of each monthly annuity benefit payment will usually vary. However, under this Contract, if the Owner elects a variable payout option, he or she must also select a monthly, quarterly, semi-annual or annual Change Frequency. The Change Frequency is the frequency that changes due to the Sub-Account's investment performance will be reflected in the dollar value of a variable annuity benefit payment. As such, the Change Frequency chosen will determine how frequently monthly variable annuity payments will vary. For example, if a monthly Change Frequency is in effect, payments may vary on a monthly basis. If a quarterly Change Frequency is selected, the amount of each monthly payment may change every three months and will be level within each three month cycle.

At the time the Change Frequency is elected, the Owner must also select the date the first change is to occur. This date may not be later than the length of the Change Frequency elected. For example, if a semi-annual Change Frequency is elected, the date of the first change may not be later than six months after the Annuity Date. If a quarterly Change Frequency is elected, the date of the first change may not be later than three months after the Annuity Date.

C.  DESCRIPTION OF ANNUITY PAYOUT OPTIONS

The Company currently provides the following annuity payout options:

LIFE ANNUITY PAYOUT OPTION

    - SINGLE LIFE ANNUITY -- Monthly payments during the Annuitant's life. Payments cease with the last annuity benefit payment due prior to the Annuitant's death.

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments will continue for the remaining lifetime of the survivor at a previously elected level of 100%, two-thirds or one-half of the total number of Annuity Units.

LIFE WITH PERIOD CERTAIN ANNUITY PAYOUT OPTION

    - SINGLE LIFE ANNUITY -- Monthly payments guaranteed for a specified number of years and continuing thereafter during the Annuitant's lifetime. If the Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments guaranteed for a specified number of years and continuing during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. If the surviving Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

LIFE WITH CASH BACK ANNUITY PAYOUT OPTION

    - SINGLE LIFE ANNUITY -- Monthly payments during the Annuitant's life. Thereafter, any excess of the original applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. At the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. Thereafter, any excess of the original applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

PERIOD CERTAIN ANNUITY PAYOUT OPTION


Monthly annuity benefit payments for a chosen number of years ranging from five to thirty or any other period currently offered by the Company are paid. If the Annuitant dies before the end of the period, remaining payments will continue. The period certain option does not involve a life contingency. In the computation of the payments under this option, the charge for annuity rate guarantees, which includes a factor for mortality risks, is made.


D.  VARIABLE ANNUITY BENEFIT PAYMENTS

THE ANNUITY UNIT. On and after the Annuity Date, the Annuity Unit is a measure of the value of the monthly annuity benefit payments under a variable annuity payout option. The value of an Annuity Unit in each Sub-Account on its inception date was set at $1.00. The value of an Annuity Unit of a Sub-Account on any Valuation Date thereafter is equal to the value of the Annuity Unit on the immediately preceding Valuation Date multiplied by the product of:

    (a) a discount factor equivalent to the AIR; and

    (b) the Net Investment Factor of the Sub-Account funding the annuity benefit payments for the applicable Valuation Period.

Annuity benefit payments will increase from one payment date to the next if the annualized net rate of return during that period is greater than the AIR and will decrease if the annualized net rate of return is less than the AIR. Where permitted by law, the Owner may select an AIR of 3%, 5% or 7%. A higher AIR will result in a higher initial payment. However, subsequent payments will increase more slowly during periods when actual investment performance exceeds the AIR and will decrease more rapidly during periods when investment performance is less than the AIR.

DETERMINATION OF THE FIRST ANNUITY BENEFIT PAYMENT. The amount of the first periodic variable annuity benefit payment depends on the:

    - annuity payout option chosen;

    - length of the annuity payout option elected;

    - age of the Annuitant;

    - gender of the Annuitant (if applicable, see "H. NORRIS Decision");

    - value of the amount applied under the annuity payout option;

    - applicable annuity option rates based on the Annuity 2000 Mortality Table; and

    - AIR selected.

The dollar amount of the first periodic annuity benefit payment is determined by multiplying

    (1) the Accumulated Value applied under that option after application of any Market Value Adjustment and less premium tax, if any, (or the amount of the death benefit, if applicable) divided by $1,000, by

    (2) the applicable amount of the first monthly payment per $1,000 of value.

DETERMINATION OF THE NUMBER OF ANNUITY UNITS. The dollar amount of the first variable annuity benefit payment is then divided by the value of an Annuity Unit of the selected Sub-Account(s) to determine the number of Annuity Units represented by the first payment. The number of Annuity Units remains fixed under all annuity payout options (except for the survivor annuity benefit payment under the joint and two-thirds or joint and one-half option) unless the Owner transfers among Sub-Accounts, makes a withdrawal, or units are split.

DOLLAR AMOUNT OF SUBSEQUENT VARIABLE ANNUITY BENEFIT PAYMENTS. For each subsequent payment, the dollar amount of the variable annuity benefit payment is determined by multiplying this fixed number of Annuity Units by the value of an Annuity Unit on the applicable Valuation Date. The dollar amount of each periodic variable annuity benefit payment after the first will vary with subsequent variations in the value of the Annuity Unit of the selected Sub-Account(s).

For an illustration of the calculation of a variable annuity benefit payment using a hypothetical example, see "Annuity Benefit Payments" in the SAI.

PAYMENT OF ANNUITY BENEFIT PAYMENTS. The Owner will receive the annuity benefit payments unless he/ she requests in writing that payments be made to another person, persons, or entity. If the Owner (or, if there are Joint Owners, the surviving Joint Owner) dies on or after the Annuity Date, the beneficiary will become the Owner of the Contract. Any remaining annuity benefit payments will continue to the beneficiary in accordance with the terms of the annuity benefit payment option selected. If there are Joint Owners on or after the Annuity Date, upon the first Owner's death, any remaining annuity benefit payments will continue to the surviving Joint Owner in accordance with the terms of the annuity benefit payment option selected.

If an Annuitant dies on or after the Annuity Date but before all guaranteed annuity benefit payments have been made, any remaining payments will continue to be paid to the Owner or the payee the Owner has designated. Unless otherwise indicated by the Owner, the present value of any remaining guaranteed annuity benefit payments may be paid in a single sum to the Owner. For discussion of present value calculation, see "Calculation of Present Value" below.

E.  TRANSFERS OF ANNUITY UNITS

After the Annuity Date and prior to the death of the Annuitant, the Owner may transfer among the available Sub-Accounts upon written or telephone request to the Company. As discussed in "A. Payments," a properly completed authorization form must be on file before telephone requests will be honored. A designated number of Annuity Units equal to the dollar amount of the transfer requested will be exchanged for an equivalent dollar amount of Annuity Units of another Sub-Account. Transfer values will be based on the Annuity Value next computed after receipt of the transfer request.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers.

Automatic transfers (Automatic Account Rebalancing) are available during the annuitization phase subject to the same rules described in "D. Transfer Privilege" except that the Fixed Account is not available as a source account.


The Contracts are not designed for use by individuals, professional market timing organizations, or other entities that do "market timing," programmed transfers, frequent transfers, or transfers that are large in relation to the total assets of an Underlying Portfolio. These and similar activities may be disruptive to the Underlying Portfolios, and may adversely affect an Underlying Portfolio's ability to invest effectively in accordance with its investment objectives and policies. If it appears that there is a pattern of transfers that coincides with a market timing strategy and/or that is disruptive to the Underlying Portfolios, the Company reserves the right to refuse transfers or to take other action to prevent or limit the use of such activities.


F.  WITHDRAWALS AFTER THE ANNUITY DATE

WITHDRAWALS AFTER THE ANNUITY DATE FROM QUALIFIED AND NON-QUALIFIED CONTRACTS MAY HAVE ADVERSE TAX CONSEQUENCES. BEFORE MAKING A WITHDRAWAL, PLEASE CONSULT YOUR TAX ADVISOR AND SEE "C. TAXATION OF THE CONTRACT IN GENERAL -- WITHDRAWALS AFTER ANNUITIZATION" UNDER FEDERAL TAX CONSIDERATIONS.

After the Annuity Date and prior to the death of the Annuitant, the Owner may take withdrawals from the Contract. The Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount of the withdrawal. The minimum amount of a withdrawal is $1,000. If the amount requested is greater than the maximum amount that may be withdrawn at that time, the Company will allow the withdrawal only up to the maximum amount.

The type of withdrawal and the number of withdrawals that may be made each calendar year depend upon whether the Owner annuitizes under a life annuity payout option with payments based on the life of one or more Annuitants with no guaranteed payments (a "Life" annuity payout option), under a life annuity payout option that in part provides for a guaranteed number of payments (a "Life With Period Certain" or "Life With Cash Back" annuity payout option), or an annuity payout option based on a guaranteed number of payments (a "Period Certain" annuity payout option).

WITHDRAWALS UNDER LIFE ANNUITY PAYOUT OPTIONS

The Owner may make one Payment Withdrawal in each calendar year. A Payment Withdrawal cannot exceed the previous monthly annuity benefit payment multiplied by ten (10). The amount of each Payment Withdrawal represents a percentage of the present value of the remaining annuity benefit payments.

WITHDRAWALS UNDER LIFE WITH PERIOD CERTAIN OR LIFE WITH CASH BACK ANNUITY PAYOUT OPTIONS

The Owner may make one Payment Withdrawal in each calendar year. A Payment Withdrawal cannot exceed the previous monthly annuity benefit payment multiplied by ten (10). The amount of each Payment Withdrawal represents a percentage of the present value of the remaining annuity benefit payments.

The Owner may make one Present Value Withdrawal in each calendar year, if there are remaining GUARANTEED annuity benefit payments. The amount of each Present Value Withdrawal represents a percentage of the present value of the remaining guaranteed annuity benefit payments. Each year a Present Value Withdrawal is taken, the Company records the percentage of the present value of the then remaining guaranteed annuity benefit payments that was withdrawn. The total percentage withdrawn over the life of the Contract cannot exceed 75%. This means that each Present Value Withdrawal is limited by the REMAINING AVAILABLE PERCENTAGE. (For example, assume that in year three the Owner withdraws 15% of the then current present value of the remaining guaranteed annuity benefit payments. In year seven, the Owner withdraws 20% of the then present value of the remaining guaranteed number of annuity benefit payments. Through year seven the total percentage withdrawn is 35%. After year seven, the Owner may make Present Value Withdrawal(s) of up to 40% (75% - 35%) of the present value of any remaining guaranteed annuity benefit payments).

Under a Life with Period Certain annuity payout option or Life with Cash Back annuity payout option, if the Annuitant is still living after the guaranteed annuity benefit payments have been made, the number of Annuity Units or dollar amount applied to future annuity benefit payments will be restored as if no Present Value Withdrawal(s) had taken place. See "Calculation of Proportionate Reduction -- Present Value Withdrawals," below.

WITHDRAWALS UNDER PERIOD CERTAIN ANNUITY PAYOUT OPTIONS

The Owner may make multiple Present Value Withdrawals in each calendar year, up to 100% of the present value of the guaranteed annuity benefit payments. Withdrawal of 100% of the present value of the guaranteed annuity benefit payments will result in termination of the Contract.

The amount of each Payment Withdrawal or Present Value Withdrawal represents a portion of the present value of the remaining annuity benefit payments or remaining guaranteed annuity benefit payments, respectively, and proportionately reduces the number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option) applied to future annuity benefit payments. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments. See "Calculation of Proportionate Reduction," below.

CALCULATION OF PROPORTIONATE REDUCTION. Each Payment Withdrawal proportionately reduces the number of Annuity Units applied to each future variable annuity benefit payment or the dollar amount applied to each future fixed annuity benefit payment. Each Present Value Withdrawal proportionately reduces the number of Annuity Units applied to each future GUARANTEED variable annuity benefit payment or the dollar amount applied to each future GUARANTEED fixed annuity benefit payment. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments.

- PAYMENT WITHDRAWALS. Payment Withdrawals are available under Life, Life with Period Certain, or Life with Cash Back annuity payout options. The Owner may make one Payment Withdrawal in each calendar year.

  Under a variable annuity payout option, the proportionate reduction in Annuity Units is calculated by multiplying the number of Annuity Units in each future variable annuity benefit payment (determined immediately prior to the withdrawal) by the following fraction:

                        Amount of the variable withdrawal
                 ------------------------------------------------
             Present value of all remaining variable annuity benefit
                   payments immediately prior to the withdrawal

  Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments.

  Under a fixed annuity payout option, the proportionate reduction is calculated by multiplying the dollar amount of each future fixed annuity benefit payment by a similar fraction, which is based on the amount of the fixed withdrawal and present value of remaining fixed annuity benefit payments.

- PRESENT VALUE WITHDRAWALS. Present Value Withdrawals are available under Life with Period Certain or Life with Cash Back annuity payout options (the Owner may make one Present Value Withdrawal in each calendar year, if there are remaining guaranteed annuity benefit payments) and under Period Certain annuity payout options (the Owner may make multiple Present Value Withdrawals in each calendar year).

  Under a variable annuity payout option, the proportionate reduction in Annuity Units is calculated by multiplying the number of Annuity Units in each future variable guaranteed annuity benefit payment (determined immediately prior to the withdrawal) by the following fraction:

                        Amount of the variable withdrawal
                 ------------------------------------------------
              Present value of remaining guaranteed variable annuity
               benefit payments immediately prior to the withdrawal

  Under a fixed annuity payout option, the proportionate reduction is calculated by multiplying the dollar amount of each future fixed annuity benefit payment by a similar fraction, which is based on the amount of the fixed withdrawal and present value of remaining guaranteed fixed annuity benefit payments.

  Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower variable annuity benefit payments with respect to the guaranteed payments. Under a fixed annuity payout option, the proportionate reduction will result in lower fixed annuity benefit payments with respect to the guaranteed payments. However, under a Life with Period Certain annuity payout option or Life with Cash Back annuity payout option, if the Annuitant is still living after the guaranteed number of annuity benefit payments has been made, the number of Annuity Units or dollar amount of future annuity benefit payments will be restored as if no Present Value Withdrawal(s) had taken place.

CALCULATION OF PRESENT VALUE. When a withdrawal is taken, the present value of future annuity benefit payments is calculated based on an assumed mortality table and a discount rate. The mortality table that is used will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table with male, female, or unisex rates, as appropriate). The discount rate is the AIR (for a variable annuity payout option) or the interest rate (for a fixed annuity payout option) that was used at the time of annuitization to determine the annuity benefit payments.

For each Payment Withdrawal, the number of years of annuity benefit payments being valued depends upon the life expectancy of the Annuitant at the time of the withdrawal. The life expectancy will be determined by a mortality table that will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table).

Carefully consider the following before making a withdrawal (especially if you are making the withdrawal under a Life with Period Certain or Life with Cash Back annuity payout option):

    - For a Payment Withdrawal, the present value calculation (including any applicable adjustments) affects the proportionate reduction of the remaining number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option), applied to each future annuity benefit payment, as explained in "Calculation of Proportionate Reduction -- Payment Withdrawals," above. There will be a proportionate reduction in the number of Annuity Units or the dollar amount applied to each future annuity benefit payment. This will result in lower future annuity benefit payments, all other things being equal.

    - For a Present Value Withdrawal, the discount factor is used in determining the maximum amount that can be withdrawn under the present value calculation. There will be a proportionate reduction in the number of Annuity Units or the dollar amount applied to each future guaranteed annuity benefit payment. This will result in lower future annuity benefit payments with respect to the guaranteed payments, all other things being equal. See "Calculation of Proportionate Reduction -- Present Value Withdrawals," above.

For examples comparing a Payment Withdrawal and a Present Value Withdrawal, see APPENDIX C -- EXAMPLES OF PRESENT VALUE WITHDRAWALS AND PAYMENT WITHDRAWALS.

DEFERRAL OF WITHDRAWALS. A withdrawal is normally payable within seven days following the Company's receipt of the withdrawal request. However, the Company reserves the right to defer withdrawals of amounts in each Sub-Account in any period during which:

    - trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays;

    - the SEC has by order permitted such suspension; or

    - an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

The Company reserves the right to defer withdrawals of amounts allocated to the Company's General Account for a period not to exceed six months.

G.  REVERSAL OF ANNUITIZATION

The Owner may reverse the decision to annuitize by written request to the Company within 90 days of the Annuity Date. Upon receipt of such request, the Company will return the Contract to the Accumulation Phase, subject to the following:

    (1) The value applied under a fixed annuity payout option at the time of annuitization will be treated as if it had been invested in the Fixed Account of the Contract on that same date.

    (2) The Sub-Account allocations that were in effect at the time of annuitization will first be used for calculating the reversal. Any transfers between variable Sub-Accounts during the Annuity Payout phase will then be treated as transfers during the Accumulation Phase. (As a result, the Contract's Accumulated Value after the reversal will reflect the same Sub-Account allocations that were in effect immediately prior to the reversal).

    (3) Any annuity benefit payments paid and any withdrawals taken during the Annuity Payout phase will be treated as a withdrawal of the Surrender Value in the Accumulation Phase, as of the date of the payment or withdrawal. There may be adverse tax consequences resulting from these withdrawals. See "C. Taxation of the Contract in General" under FEDERAL TAX CONSIDERATIONS.

If the Company learns of the Owner's decision to reverse annuitization after the latest possible Annuity Date permitted under the Contract, the Company will contact the Owner. The Owner must then immediately select an annuity payout option (either the original annuity payout option or a different annuity payout option). If the Owner does not select an annuity payout option, payments will begin under a variable Life with Cash Back annuity payout option.

H.  NORRIS DECISION

In the case of ARIZONA GOVERNING COMMITTEE V. NORRIS, the United States Supreme Court ruled that, in connection with retirement benefit options offered under certain employer-sponsored employee benefit plans, annuity payout options based on sex-distinct actuarial tables are not permissible under Title VII of the Civil Rights Act of 1964. The ruling requires that benefits derived from contributions paid into a plan after August 1, 1983 be calculated without regard to the sex of the employee. Annuity benefits attributable to payments received by the Company under a Contract issued in connection with an employer-sponsored benefit plan affected by the NORRIS decision will be based on unisex rates.

                             CHARGES AND DEDUCTIONS

Deductions under the Contract and charges against the assets of the Sub-Accounts are described below. Other deductions and expenses paid out of the assets of the Underlying Portfolios are described in the prospectuses and SAIs of the Underlying Portfolios.

A.  VARIABLE ACCOUNT DEDUCTIONS


MORTALITY AND EXPENSE RISK CHARGE. The Company assesses a charge against the assets of each Sub-Account to compensate for certain mortality and expense risks it has assumed. The mortality and expense risk charge is assessed daily at an annual rate of 0.40% of each Sub-Account's assets. The charge is imposed during both the accumulation phase and the annuity payout phase. The mortality risk arises from the Company's guarantee that it will make annuity benefit payments in accordance with annuity rate provisions established at the time the Contract is issued for the life of the Annuitant (or in accordance with the annuity payout option selected), no matter how long the Annuitant lives and no matter how long all Annuitants as a class live. The mortality charge is deducted during the annuity payout phase on all Contracts, including those that do not involve a life contingency, even though the Company does not bear direct mortality risk with respect to variable annuity settlement options that do not involve life contingencies. The expense risk arises from the Company's guarantee that the charges it makes will not exceed the limits described in the Contract and in this Prospectus.


If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, the Company will absorb the losses. If expenses are less than the amounts provided to the Company by the charge, the difference will be a profit to the Company. To the extent this charge results in a profit to the Company, such profit will be available for use by the Company for, among other things, the payment of distribution, sales and other expenses.

This charge may not be increased. Since mortality and expense risks involve future contingencies that are not subject to precise determination in advance, it is not feasible to identify specifically the portion of the charge which is applicable to each.

ADMINISTRATIVE EXPENSE CHARGE. The Company assesses each Sub-Account with a daily Administrative Expense Charge at an annual rate of 0.15% of the average daily net assets of the Sub-Account. The charge is imposed during both the accumulation phase and the annuity payout phase and may not be increased. The daily Administrative Expense Charge is assessed to help defray administrative expenses actually incurred in the administration of the Sub-Account. There is no direct relationship, however, between the amount of administrative expenses imposed on a given Contract and the amount of expenses actually attributable to that Contract.

Deductions for the Contract fee (described below under "B. Contract Fee") and for the Administrative Expense Charge are designed to reimburse the Company for the cost of administration and related expenses and are not expected to be a source of profit. The administrative functions and expense assumed by the Company in connection with the Variable Account and the Contract include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expense of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees.

OTHER CHARGES. Because the Sub-Accounts purchase shares of the Underlying Portfolios, the value of the net assets of the Sub-Accounts will reflect the investment advisory fee and other expenses incurred by the Underlying Portfolios. The prospectuses and SAIs of the Underlying Portfolios contain additional information concerning expenses of the Underlying Portfolios.

B.  CONTRACT FEE

A $35 Contract fee (a lower fee may apply in some states) currently is deducted during the accumulation phase, on the Contract anniversary date and upon full surrender of the Contract if the Accumulated Value on any of these dates is less than $75,000.

Where Contract value has been allocated to more than one account, a percentage of the total Contract fee will be deducted from the value in each account. The portion of the charge deducted from each account will be equal to the percentage that the value in that account bears to the Accumulated Value under the Contract. The deduction of the Contract fee from a Sub-Account will result in cancellation of a number of Accumulation Units equal in value to the portion of the charge deducted from that Sub-Account.

Where permitted by law, the Contract fee also may be waived for Contracts where, on the Issue Date, either the Owner or the Annuitant is within the following class of individuals: employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract; employees of the Company, its affiliates and subsidiaries, officers, directors, trustees and employees of any of the Underlying Portfolios; investment managers or sub-advisers of the Underlying Portfolios; and the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents and grandparents.

C.  OPTIONAL RIDER CHARGE

Subject to state availability, the Company offers a rider that is available if elected by the Owner at issue. A separate monthly charge is made for the Rider through a pro-rata reduction of the Accumulated Value of the Sub-Accounts, the Fixed Account and the Guarantee Period Accounts. The pro-rata reduction is based on the relative value that the Accumulation Units of the Sub-Accounts, the dollar amounts in the Fixed Account and the dollar amounts in the Guarantee Period Accounts bear to the total Accumulated Value.

The applicable charge for the Rider is assessed on the Accumulated Value on the last day of each Contract month, multiplied by 1/12th of the following annual percentage rate:

5% Enhanced Death Benefit With Annual Step-Up...............  0.25%

For a description of the Rider, see "Optional Enhanced Death Benefit Rider" under "F. Death Benefit," DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE, above.

D.  PREMIUM TAXES

Some states and municipalities impose a premium tax on variable annuity contracts. State premium taxes currently range up to 3.5%. The Company makes a charge for state and municipal premium taxes, when applicable, and deducts the amount paid as a premium tax charge. The current practice of the Company is to deduct the premium tax charge in one of two ways:

    1. if the premium tax was paid by the Company when payments were received, the premium tax charge is deducted on a pro-rata basis when withdrawals are made, upon surrender of the Contract, or when annuity benefit payments begin (the Company reserves the right instead to deduct the premium tax charge for a Contract at the time payments are received); or

    2.  the premium tax charge is deducted when annuity benefit payments begin.

In no event will a deduction be taken before the Company has incurred a tax liability under applicable state law.

If no amount for premium tax was deducted at the time the payment was received, but subsequently tax is determined to be due prior to the Annuity Date, the Company reserves the right to deduct the premium tax from the Contract value at the time such determination is made.

E.  TRANSFER CHARGE

The Company currently does not assess a charge for processing transfers. The Company guarantees that the first 12 transfers in a Contract year will be free of a transfer charge, but reserves the right to assess a charge, guaranteed never to exceed $25, for each subsequent transfer in a Contract year to reimburse it for the expense of processing transfers. For more information, see "D. Transfer Privilege" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and "E. Transfers of Annuity Units" under ANNUITIZATION -- THE PAYOUT PHASE.

                           GUARANTEE PERIOD ACCOUNTS

Due to certain exemptive and exclusionary provisions in the securities laws, interests in the Guarantee Period Accounts and the Company's Fixed Account are not registered as an investment company under the provisions of the 1933 Act or the 1940 Act. Accordingly, the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Guarantee Period Accounts or the Fixed Account. Nevertheless, disclosures regarding the Guarantee Period Accounts and the Fixed Account of this Contract or any fixed benefits offered under these accounts may be subject to the provisions of the 1933 Act relating to the accuracy and completeness of statements made in the Prospectus.

INVESTMENT OPTIONS. In most jurisdictions, Guarantee Periods ranging from two through ten years may be available. Each Guarantee Period established for the Owner is accounted for separately in a non-unitized segregated account except in California where it is accounted for in the Company's General Account. Each Guarantee Period Account provides for the accumulation of interest at a Guaranteed Interest Rate. The Guaranteed Interest Rate on amounts allocated or transferred to a Guarantee Period Account is determined from time to time by the Company in accordance with market conditions. Once an interest rate is in effect for a Guarantee Period Account, however, the Company may not change it during the duration of its Guarantee Period. In no event will the Guaranteed Interest Rate be less than 3%. The Guarantee Period Accounts are not available in New York, Oregon, Maryland and Pennsylvania.

To the extent permitted by law, the Company reserves the right at any time to offer Guarantee Periods with durations that differ from those which were available when a Contract initially was issued and to stop accepting new allocations, transfers or renewals to a particular Guarantee Period.

Owners may allocate net payments or make transfers from any of the Sub-Accounts, the Fixed Account or an existing Guarantee Period Account to establish a new Guarantee Period Account at any time prior to the Annuity Date. Transfers from a Guarantee Period Account on any date other than on the day following the expiration of that Guarantee Period will be subject to a Market Value Adjustment. The Company establishes a separate investment account each time the Owner allocates or transfers amounts to a Guarantee Period except that amounts allocated to the same Guarantee Period on the same day will be treated as one Guarantee Period Account. The minimum that may be allocated to establish a Guarantee Period Account is $1,000. If less than $1,000 is allocated, the Company reserves the right to apply that amount to the Kemper Money Market Sub-Account. The Owner may allocate amounts to any of the Guarantee Periods available.

At least 45 days, but not more than 75 days, prior to the end of a Guarantee Period, the Company will notify the Owner in writing of the expiration of that Guarantee Period. At the end of a Guarantee Period the Owner may transfer amounts to the Sub-Accounts, the Fixed Account or establish a new Guarantee Period Account of any duration then offered by the Company, without a Market Value Adjustment. If reallocation instructions are not received at the Principal Office before the end of a Guarantee Period, the account value automatically will be applied to a new Guarantee Period Account with the same duration at the then current rate unless (1) less than $1,000 would remain in the Guarantee Period Account on the expiration date, or (2) unless the Guarantee Period would extend beyond the Annuity Date or is no longer available. In such cases, the Guarantee Period Account value will be transferred to the Sub-Account investing in the Kemper Money Market Sub-Account. Where amounts have been renewed automatically in a new Guarantee Period, the Company will give the Owner an additional 30 days to transfer out of the Guarantee Period Account without application of a Market Value Adjustment.

MARKET VALUE ADJUSTMENT. No Market Value Adjustment will be applied to transfers, withdrawals, or surrender from a Guarantee Period Account on the expiration of its Guarantee Period. In addition, no negative Market Value Adjustment will be applied to a death benefit although a positive Market Value Adjustment, if any, will be applied to increase the value of the death benefit when based on the Contract's Accumulated Value. See "F. Death Benefit." All other transfers, withdrawals, or a surrender prior to the end of a Guarantee Period will be subject to a Market Value Adjustment, which may increase or decrease the value. Amounts applied under an annuity option are treated as withdrawals when calculating the Market Value Adjustment. The Market Value Adjustment will be determined by multiplying the amount taken from each Guarantee Period Account before deduction of any Surrender Charge by the market value factor. The market value factor for each Guarantee Period Account is equal to:

                     [(1+i)/(1+j)]to the power of n/365 - 1

        where:  i  is the Guaranteed Interest Rate expressed as a decimal for example: (3% = 0.03) being credited to the current Guarantee Period;

               j is the new Guaranteed Interest Rate, expressed as a decimal, for a Guarantee Period with a duration equal to the number of years remaining in the current Guarantee Period, rounded to the next higher number of whole years. If that rate is not available, the Company will use a suitable rate or index allowed by the Department of Insurance; and

               n is the number of days remaining from the Valuation Date to the end of the current Guarantee Period.

Based on the application of this formula, the value of a Guarantee Period Account will increase after the Market Value Adjustment is applied if the then current market rates are lower than the rate being credited to the Guarantee Period Account. Similarly, the value of a Guarantee Period Account will decrease after the Market Value Adjustment is applied if the then current market rates are higher than the rate being credited to the Guarantee Period Account. The Market Value Adjustment is limited, however, so that even if the account value is decreased after application of a Market Value Adjustment, it will equal or exceed the Owner's principal plus 3% earnings per year less applicable Contract fees. Conversely, if the then current market rates are lower and the account value is increased after the Market Value Adjustment is applied, the increase in value is also affected by the minimum guaranteed rate of 3%. The amount that will be added to the Guarantee Period Account is limited to the difference between the amount earned and the 3% minimum guaranteed earnings. For examples of how the Market Value Adjustment works, See APPENDIX B -- THE MARKET VALUE ADJUSTMENT.

PROGRAM TO PROTECT PRINCIPAL AND PROVIDE GROWTH POTENTIAL. Under this feature, the Owner elects a Guarantee Period and one or more Sub-Accounts. The Company will then compute the proportion of the initial payment that must be allocated to the Guarantee Period selected, assuming no transfers or withdrawals, in order to ensure that the value in the Guarantee Period Account on the last day of the Guarantee Period will equal the amount of the entire initial payment. The required amount then will be allocated to the pre-selected Guarantee Period Account and the remaining balance to the other investment options selected by the Owner in accordance with the procedures described in "A. Payments" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

WITHDRAWALS. Prior to the Annuity Date, the Owner may make withdrawals of amounts held in the Guarantee Period Accounts. Withdrawals from these accounts will be made in the same manner and be subject to the same rules as set forth under "E. Surrender and Withdrawals" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE. In addition, the following provisions also apply to withdrawals from a Guarantee Period Account: (1) a Market Value Adjustment will apply to all withdrawals unless made at the end of the Guarantee Period; and (2) the Company reserves the right to defer payments of amounts withdrawn from a Guarantee Period Account for up to six months from the date it receives the withdrawal request. If deferred for 30 days or more, the Company will pay interest on the amount deferred at a rate of at least 3%.

In the event that a Market Value Adjustment applies to a withdrawal of a portion of the value of a Guarantee Period Account, it will be calculated on the amount requested and deducted from or added to the amount withdrawn.

                           FEDERAL TAX CONSIDERATIONS

The effect of federal income taxes on the value of a Contract, on withdrawals or surrenders, on annuity benefit payments, and on the economic benefit to the Owner, Annuitant, or beneficiary depends upon a variety of factors. The following discussion is based upon the Company's understanding of current federal income tax laws as they are interpreted as of the date of this Prospectus. No representation is made regarding the likelihood of continuation of current federal income tax laws or of current interpretations by the IRS. In addition, this discussion does not address state or local tax consequences that may be associated with the Contract.

IT SHOULD BE RECOGNIZED THAT THE FOLLOWING DISCUSSION OF FEDERAL INCOME TAX ASPECTS OF AMOUNTS RECEIVED UNDER VARIABLE ANNUITY CONTRACTS IS NOT EXHAUSTIVE, DOES NOT PURPORT TO COVER ALL SITUATIONS, AND IS NOT INTENDED AS TAX ADVICE. A QUALIFIED TAX ADVISER ALWAYS SHOULD BE CONSULTED WITH REGARD TO THE APPLICATION OF LAW TO INDIVIDUAL CIRCUMSTANCES.

A.  GENERAL

THE COMPANY. The Company intends to make a charge for any effect which the income, assets, or existence of the Contract, the Variable Account or the Sub-Accounts may have upon its tax. The Variable Account presently is not subject to tax, but the Company reserves the right to assess a charge for taxes should the Variable Account at any time become subject to tax. Any charge for taxes will be assessed on a fair and equitable basis in order to preserve equity among classes of Owners and with respect to each separate account as though that separate account was a separate taxable entity.

The Variable Account is considered a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under Subchapter L of the Code. The Company files a consolidated tax return with its affiliates.

DIVERSIFICATION REQUIREMENTS. The IRS has issued regulations under Section 817(h) of the Code relating to the diversification requirements for variable annuity and variable life insurance contracts. The regulations prescribed by the Treasury Department provide that the investments of a segregated asset account underlying a variable annuity contract are adequately diversified if no more than 55% of the value of its assets is represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments, and no more than 90% by any four investments. Under this section of the Code, if the investments are not adequately diversified, the Contract will not be treated as an annuity contract, and therefore the income on the Contract, for any taxable year of the Owner, would be treated as ordinary income received or accrued by the Owner. It is anticipated that the Underlying Portfolios will comply with the current diversification requirements. In the event that future IRS regulations and/or rulings would require Contract modifications in order to remain in compliance with the diversification standards, the Company will make reasonable efforts to comply, and it reserves the right to make such changes as it deems appropriate for that purpose.

INVESTOR CONTROL. In order for a variable annuity contract to qualify for tax deferral, the Company, and not the variable contract owner, must be considered to be the owner for tax purposes of the assets in the segregated asset account underlying the variable annuity contract. In certain circumstances, however, variable annuity contract owners may now be considered the owners of these assets for federal income tax purposes. Specifically, the IRS has stated in published rulings that a variable annuity contract owner may be considered the owner of segregated account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations do not provide guidance governing the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account. This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued. The Company therefore additionally reserves the right to modify the Contract as necessary in order to attempt to prevent a contract owner from being considered the owner of a pro rata share of the assets of the segregated asset account underlying the variable annuity contracts.

B.  QUALIFIED AND NON-QUALIFIED CONTRACTS

From a federal tax viewpoint there are two types of variable annuity contracts, "qualified" contracts and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of Sections 408 or 408A of the Code, while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary, depending on whether they are made from a qualified contract or a non-qualified contract. For more information on the tax provisions applicable to qualified contracts, see "E. Individual Retirement Annuities" below.

C.  TAXATION OF THE CONTRACT IN GENERAL

The Company believes that the Contract described in this Prospectus will, with certain exceptions (see "Nonnatural Owner" below), be considered an annuity contract under Section 72 of the Code. Please note, however, if the Owner chooses an Annuity Date beyond the Owner's 85th birthday, it is possible that the Contract may not be considered an annuity for tax purposes, and therefore, the Owner will be taxed on the annual increase in Accumulated Value. The Owner should consult tax and financial advisors for more information. This section governs the taxation of annuities. The following discussion concerns annuities subject to Section 72.

WITHDRAWALS PRIOR TO ANNUITIZATION. With certain exceptions, any increase in the Contract's Accumulated Value is not taxable to the Owner until it is withdrawn from the Contract. Under the current provisions of the Code, amounts received under an annuity contract prior to annuitization (including payments made upon the death of the annuitant or owner), generally are first attributable to any investment gains credited to the contract over the taxpayer's "investment in the contract." Such amounts will be treated as gross income subject to federal income taxation. "Investment in the contract" is the total of all payments to the Contract which were not excluded from the Owner's gross income less any amounts previously withdrawn which were not included in income. Section 72(e)(11)(A)(ii) requires that all non-qualified deferred annuity contracts issued by the same insurance company to the same owner during a single calendar year be treated as one contract in determining taxable distributions.

WITHDRAWALS AFTER ANNUITIZATION. A withdrawal from a qualified or non-qualified contract may create significant adverse tax consequences. It is possible that the Internal Revenue Service may take the view that when withdrawals (other than annuity payments) are taken during the annuity payout phase of the Contract, all amounts received by the taxpayer are taxable at ordinary income rates as amounts "not received as an annuity." In addition, such amounts may be taxable to the recipient without regard to the Owner's investment in the Contract or any investment gain that might be present in the current Annuity Value.

For example, assume that a Contract owner with a Contract Value of $100,000 of which $90,000 is comprised of investment in the Contract and $10,000 is investment gain, makes a withdrawal of $20,000 during the annuity payout phase. Under this view, the Contract owner would pay income taxes on the entire $20,000 amount in that tax year. For some taxpayers, such as those under age 59 1/2, additional tax penalties may also apply.

OWNERS OF QUALIFIED AND NON-QUALIFIED CONTRACTS SHOULD CONSIDER CAREFULLY THE TAX IMPLICATIONS OF ANY WITHDRAWAL REQUESTS AND THEIR NEED FOR CONTRACT FUNDS PRIOR TO THE EXERCISE OF THE WITHDRAWAL RIGHT. CONTRACT OWNERS SHOULD ALSO CONTACT THEIR TAX ADVISER PRIOR TO MAKING WITHDRAWALS.

ANNUITY PAYOUTS AFTER ANNUITIZATION. When annuity benefit payments begin under the Contract, generally a portion of each payment may be excluded from gross income. The excludable portion generally is determined by a formula that establishes the ratio that the investment in the Contract bears to the expected return under the Contract. The portion of the payment in excess of this excludable amount is taxable as ordinary income. Once all the investment in the Contract is recovered, the entire payment is taxable. If the annuitant dies before cost basis is recovered, a deduction for the difference is allowed on the Owner's final tax return.

PENALTY ON DISTRIBUTION. A 10% penalty tax may be imposed on the withdrawal of investment gains if the withdrawal is made prior to age 59 1/2. The penalty tax will not be imposed on withdrawals:

    - taken on or after age 59 1/2; or

    - if the withdrawal follows the death of the Owner (or, if the Owner is not an individual, the death of the primary Annuitant, as defined in the
      Code); or

    - in the case of the Owner's "total disability" (as defined in the Code); or

    - irrespective of age, if the amount received is one of a series of "substantially equal" periodic payments made at least annually for the life or life expectancy of the payee.

The requirement of "substantially equal" periodic payments is met when the Owner elects to have distributions made over the Owner's life expectancy, or over the joint life expectancy of the Owner and beneficiary. The requirement is also met when the number of units withdrawn to make each distribution is substantially the same. Any modification, other than by reason of death or disability, of distributions which are part of a series of substantially equal periodic payments that occurs before the later of the Owner's age 59 1/2 or five years, will subject the Owner to the 10% penalty tax on the prior distributions.

In a Private Letter Ruling, the IRS took the position that where distributions from a variable annuity contract were determined by amortizing the accumulated value of the contract over the taxpayer's remaining life expectancy, and the option could be changed or terminated at any time, the distributions failed to qualify as part of a "series of substantially equal payments" within the meaning of Section 72 of the Code. The distributions, therefore, were subject to the 10% federal penalty tax. This Private Letter Ruling may be applicable to an Owner who receives distributions under any LED-type option prior to age 59 1/2. Subsequent Private Letter Rulings, however, have treated LED-type withdrawal programs as effectively avoiding the 10% penalty tax. The position of the IRS on this issue is unclear.

ASSIGNMENTS OR TRANSFERS. If the Owner transfers (assigns) the Contract to another individual as a gift prior to the Annuity Date, the Code provides that the Owner will incur taxable income at the time of the transfer. An exception is provided for certain transfers between spouses. The amount of taxable income upon such taxable transfer is equal to any investment gain in value over the Owner's cost basis at the time of the transfer. The transfer also is subject to federal gift tax provisions.

NONNATURAL OWNERS. As a general rule, deferred annuity contracts owned by "nonnatural persons" (e.g., a corporation) are not treated as annuity contracts for federal tax purposes, and the investment income attributable to contributions made after February 28, 1986 is taxed as ordinary income that is received or accrued by the owner during the taxable year. This rule does not apply to annuity contracts purchased with a single payment when the annuity date is no later than a year from the issue date or to deferred annuities owned by qualified employer plans, estates, employers with respect to a terminated pension plan, and entities other than employers, such as a trust, holding an annuity as an agent for a natural person. This exception, however, will not apply in cases of any employer who is the owner of an annuity contract under a non-qualified deferred compensation plan.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS. Under Section 457 of the Code, deferred compensation plans established by governmental and certain other tax-exempt employers for their employees may invest in annuity contracts. Contributions and investment earnings are not taxable to employees until distributed; however, with respect to payments made after February 28, 1986, a Contract owned by a state or local government or a tax-exempt organization will not be treated as an annuity under
Section 72 as well.

D.  TAX WITHHOLDING

The Code requires withholding with respect to payments or distributions from non-qualified contracts and IRAs, unless a taxpayer elects not to have withholding. A 20% withholding requirement applies to distributions from most other qualified contracts. In addition, the Code requires reporting to the IRS of the amount of income received with respect to payment or distributions from annuities.

E.  INDIVIDUAL RETIREMENT ANNUITIES

Federal income taxation of assets held inside an individual retirement annuity and of earnings on those assets is deferred until distribution of plan benefits begin. As such, it is not necessary to purchase a variable annuity contract solely to obtain its tax deferral feature. However, other features offered under this Contract and described in the Prospectus -- such as the minimum guaranteed death benefit, the guaranteed fixed annuity rates and the wide variety of investment options -- may make this Contract a suitable investment for your individual retirement annuity.

Sections 408 and 408A of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Note: This term covers all IRAs permitted under Sections 408 and 408A of the Code, including Roth IRAs. IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from other types of retirement plans may be "rolled over," on a tax-deferred basis, to an IRA. Purchasers of an IRA Contract will be provided with supplementary information as may be required by the IRS or other appropriate agency, and will have the right to cancel the Contract as described in this Prospectus. See "C. Right to Cancel."

Eligible employers that meet specified criteria may establish simplified employee pension plans (SEP-IRAs) for their employees using IRAs. Employer contributions that may be made to such plans are larger than the amounts that may be contributed to regular IRAs and may be deductible to the employer.

                             STATEMENTS AND REPORTS

An Owner is sent a report semi-annually which provides certain financial information about the Underlying Portfolios. At least annually, but possibly as frequently as quarterly, the Company will furnish a statement to the Owner containing information about his or her Contract, including Accumulation Unit Values and other information as required by applicable law, rules and regulations. The Company will also send a confirmation statement to Owners each time a transaction is made affecting the Contract Value. (Certain transactions made under recurring payment plans may in the future be confirmed quarterly rather than by immediate confirmations.) The Owner should review the information in all statements carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Contract. The Company will assume that all transactions are accurately reported on confirmation statements and quarterly/annual statements unless the Owner notifies the Principal Office in writing within 30 days after receipt of the statement.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts or that the Sub-Accounts may purchase. If the shares of any Underlying Portfolio no longer are available for investment or if, in the Company's judgment, further investment in any Underlying Portfolio should become inappropriate in view of the purposes of the Variable Account or the affected Sub-Account, the Company may withdraw the shares of that Underlying Portfolio and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Contract interest in a Sub-Account without notice to the Owner and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law. The Variable Account may, to the extent permitted by law, purchase other securities for other contracts or permit a conversion between contracts upon request by an Owner.

The Company also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new Underlying Portfolio or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owners on a basis to be determined by the Company.

Shares of the Underlying Portfolios also are issued to variable accounts of the Company and its affiliates which issue variable life contracts ("mixed funding"). Shares of the Underlying Portfolios also are issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life owners or variable annuity owners. Although the Company, and the Underlying Portfolios do not currently foresee any such disadvantages to either variable life insurance owners or variable annuity owners, the Company and the trustees of the Underlying Portfolios intend to monitor events in order to identify any material conflicts between such owners, and to determine what action, if any, should be taken in response thereto. If the trustees were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the Company will bear the attendant expenses.

The Company reserves the right, subject to compliance with applicable law, to:

    (1) transfer assets from the Variable Account or Sub-Account to another of the Company's variable accounts or sub-accounts having assets of the same class,

    (2) to operate the Variable Account or any Sub-Account as a management investment company under the 1940 Act or in any other form permitted by law,

    (3) to deregister the Variable Account under the 1940 Act in accordance with the requirements of the 1940 Act,

    (4) to substitute the shares of any other registered investment company for the Portfolio shares held by a Sub-Account, in the event that Portfolio shares are unavailable for investment, or if the Company determines that further investment in such Portfolio shares is inappropriate in view of the purpose of the Sub-Account,

    (5) to change the methodology for determining the net investment factor,

    (6) to change the names of the Variable Account or of the Sub-Accounts. In no event will the changes described be made without notice to Owners in accordance with the 1940 Act, and

    (7) to combine with other Sub-Accounts or other Separate Accounts of the Company.

If any of these substitutions or changes are made, the Company may endorse the Contract to reflect the substitution or change, and will notify Owners of all such changes. In no event will the changes described above be made without notice to Owners in accordance with the 1940 Act.

                   CHANGES TO COMPLY WITH LAW AND AMENDMENTS

The Company reserves the right, without the consent of Owners, to suspend sales of the Contract as presently offered, and to make any change to provisions of the Contract to comply with, or give Owners the benefit of, any federal or state statute, rule or regulation (or any laws, regulations or rules of any jurisdiction in which the Company is doing business), including but not limited to requirements for annuity contracts and retirement plans under the Code and pertinent regulations or any state statute or regulation. Any such changes will apply uniformly to all Contracts that are affected. Owners will be given written notice of such changes.

                                 VOTING RIGHTS

The Company will vote Underlying Portfolio shares held by each Sub-Account in accordance with instructions received from Owners. Each person having a voting interest in a Sub-Account will be provided with proxy materials of the Underlying Portfolio, together with a form with which to give voting instructions to the Company. Shares for which no timely instructions are received will be voted in proportion to the instructions that are received. The Company also will vote shares in a Sub-Account that it owns and which are not attributable to Contracts in the same proportion. If the 1940 Act or any rules thereunder should be amended, or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares in its own right, whether or not such shares are attributable to the Contract, the Company reserves the right to do so.

The number of votes which an Owner may cast will be determined by the Company as of the record date established by the Underlying Portfolio. During the accumulation period, the number of Underlying Portfolio shares attributable to each Owner will be determined by dividing the dollar value of the Accumulation Units of the Sub-Account credited to the Contract by the net asset value of one Underlying Portfolio share. During the annuity payout phase, the number of Underlying Portfolio shares attributable to each Owner will be determined by dividing the reserve held in each Sub-Account for the Owner's variable annuity by the net asset value of one Underlying Portfolio share. Ordinarily, the Owner's voting interest in the Underlying Portfolio will decrease as the reserve for the variable annuity is depleted.

                                  DISTRIBUTION

The Contract offered by this Prospectus may be purchased from certain independent broker-dealers which are registered under the Securities and Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. ("NASD"). The Contract also is offered through Allmerica Investments, Inc., which is the principal underwriter and distributor of the Contracts. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, is a registered broker-dealer, a member of the NASD and an indirectly wholly owned subsidiary of First Allmerica.

The Company does not pay commissions to broker-dealers which sell the Contract. However, an independent broker-dealer may assess an advisory fee as compensation for his or her services. To the extent permitted by NASD rules, promotional incentives or payments may be provided to such broker-dealers based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature, and similar services.

The Company intends to recoup the cost of promotional and other sales expenses through profits from the Company's General Account, which may include amounts derived from mortality and risk charges.

Owners may direct any inquiries to their financial representative or to Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, telephone 1-800-782-8380.

                                 LEGAL MATTERS

There are no legal proceedings pending to which the Variable Account is a party, or to which the assets of the Variable Account are subject. The Company and the Principal Underwriter are not involved in any litigation that is of material importance in relation to their total assets or that relates to the Separate Account.

                              FURTHER INFORMATION

A Registration Statement under the 1933 Act relating to this offering has been filed with the SEC. Certain portions of the Registration Statement and amendments have been omitted in this Prospectus pursuant to the rules and regulations of the SEC. The omitted information may be obtained from the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

                                   APPENDIX A
                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

Because of exemption and exclusionary provisions in the securities laws, interests in the Fixed Account generally are not subject to regulation under the provisions of the 1933 Act or the 1940 Act. Disclosures regarding the fixed portion of the annuity Contract and the Fixed Account may be subject to the provisions of the 1933 Act concerning the accuracy and completeness of statements made in this Prospectus. The disclosures in this APPENDIX A have not been reviewed by the SEC.


The Fixed Account is part of the Company's General Account which is made up of all of the general assets of the Company other than those allocated to a separate account. Allocations to the Fixed Account become part of the assets of the Company and are used to support insurance and annuity obligations. A portion or all of net payments may be allocated to accumulate at a fixed rate of interest in the Fixed Account. Such net amounts are guaranteed by the Company as to principal and a minimum rate of interest. Under the Contract, the minimum interest which may be credited on amounts allocated to the Fixed Account is 3% annually compounded daily. Additional "Excess Interest" may or may not be credited at the sole discretion of the Company.


SALES RESTRICTIONS. Certain states may impose restrictions on payments and transfers to the Fixed Account.

                                   APPENDIX B
                          THE MARKET VALUE ADJUSTMENT

MARKET VALUE ADJUSTMENT

The market value factor is: [(1+i)/(1+j)](n/365)-1

The following examples assume:

    1. The payment was allocated to a ten-year Guarantee Period Account with a Guaranteed Interest Rate of 8%.

    2. The date of surrender is seven years (2,555 days) from the expiration date.

    3. The value of the Guarantee Period Account is equal to $62,985.60 at the end of three years.

    4. No transfers or withdrawals affecting this Guarantee Period Account have been made.

    5. Surrender charges, if any, are calculated in the same manner as shown in the examples in Part 1.


NEGATIVE MARKET VALUE ADJUSTMENT (UNCAPPED)*


Assume that on the date of surrender, the current rate (j) is 10.00% or 0.10

    The market value factor    =     [(1+i)/(1+j)](n/365)-1

                               =     [(1+.08)/(1+.10)](2555/365)-1

                               =     (.98182)(7)-1

                               =     -.12054

The market value adjustment    =     the market value factor multiplied by the withdrawal

                               =     -.12054 x $62,985.60

                               =     -$7,592.11


POSITIVE MARKET VALUE ADJUSTMENT (UNCAPPED)*


Assume that on the date of surrender, the current rate (j) is 7.00% or 0.07

    The market value factor    =     [(1+i)/(1+j)](n/365)-1

                               =     [(1+.08)/(1+.07)](2555/365)-1

                               =     (1.00935)(7)-1

                               =     .06728

The market value adjustment    =     market value factor multiplied by the withdrawal

                               =     .06728 x $62,985.60

                               =     $4,237.90

*Uncapped is a straight application of the Market Value Adjustment formula when the value produced is less than the cap.

NEGATIVE MARKET VALUE ADJUSTMENT (CAPPED)*


Assume that on the date of surrender, the current rate (j) is 11.00% or 0.11


    The market value factor    =     [(1+i)/(1+j)](n/365)-1

                               =     [(1+.08)/(1+.11)](2555/365)-1

                               =     (.97297)(7)-1

                               =     -.17454

The market value adjustment    =     Minimum of the market value factor multiplied by the
                                     withdrawal or the negative of the excess interest earned
                                     over 3%

                               =     Maximum (-.17454 x $62,985.60 or -$8,349.25)

                               =     Maximum (-$10,992.38 or -$8,349.25)

                               =     -$8,349.25



POSITIVE MARKET VALUE ADJUSTMENT (CAPPED)*


Assume that on the date of surrender, the current rate (j) is 5.00% or 0.05

    The market value factor    =     [(1+i)/(1+j)](n/365)-1

                               =     [(1+.08)/(1+.05)](2555/365)-1

                               =     (1.02857)(7)-1

                               =     .21798

The market value adjustment    =     Minimum of the market value factor multiplied by the
                                     withdrawal or the excess interest earned over 3%

                               =     Minimum of (.21798 x $62,985.60 or $8,349.25)

                               =     Minimum of ($13,729.78 or $8,349.25)

                               =     $8,349.25

*Capped takes into account the excess interest part of the Market Value Adjustment formula when the value produced is greater than the cap.

                                   APPENDIX C
         EXAMPLES OF PRESENT VALUE WITHDRAWALS AND PAYMENT WITHDRAWALS

Assume in the examples below that a 65-year-old male annuitizes his contract exactly two years after the Issue Date. The annuitization amount is $250,000. Further assume that he selects a variable Life with Period Certain annuity payout option of Single Life with Payments Guaranteed for 10 Years, an Assumed Investment Return ("AIR") of 3%, and an annual Change Frequency. Assume that the Annuity Value purchases 1,370 Annuity Units and the first monthly annuity benefit payment is equal to $1,370. The following examples assume a net return of 8% (gross return of 8.65 %).

PRESENT VALUE WITHDRAWALS

EXAMPLE 1. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Present Value Withdrawal available at the beginning of the tenth contract year (eighth year of the Annuity Payout phase).

       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment prior to withdrawal = $1,909.09

       Rate used in Present Value Determination = 3% (3% AIR)
       Present Value of Future Guaranteed Annuity Benefit Payments = $65,849.08

       Maximum Present Value Withdrawal Amount = $49,386.81 ($65,849.08 X 75%)

       Annuity Units after withdrawal = 342.50 (1,370 X (1 -
       (49,386.81/65,849.08)))
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment after withdrawal = $477.27

PAYMENT WITHDRAWALS

EXAMPLE 2. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Payment Withdrawal of 10 monthly annuity benefit payments at the beginning of the tenth contract year (eighth year of the Annuity Payout phase).

       Last Monthly Annuity Benefit Payment = $1,820.71
       Withdrawal Amount = $18,207.10 (10 X 1,820.71)

       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment prior to withdrawal = $1,909.09

       Rate used in Present Value Determination = 3% (3% AIR)
       Present Value of Future Annuity Benefit Payments = $268,826.18

       Annuity Units after withdrawal = 1,272.71 (1,370 X (1 -
       (18,207.10/268,826.18)))
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment after withdrawal = $1,779.80

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                       STATEMENT OF ADDITIONAL INFORMATION

                                       OF

         INDIVIDUAL AND GROUP VARIABLE ANNUITY CONTRACTS FUNDED THROUGH

                                 SUB-ACCOUNTS OF

                               SEPARATE ACCOUNT KG

                INVESTING IN SHARES OF THE UNDERLYING PORTFOLIOS



THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. IT SHOULD BE READ IN CONJUNCTION WITH THE KEMPER GATEWAY ADVISOR 2 PROSPECTUS OF SEPARATE ACCOUNT KG DATED _____ ("THE PROSPECTUS"). THE PROSPECTUS MAY BE OBTAINED FROM ANNUITY CLIENT SERVICES, FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY, 440 LINCOLN STREET, WORCESTER, MASSACHUSETTS 01653,
TELEPHONE 1-800-782-8380.


                                  DATED _______

                              TABLE OF CONTENTS



GENERAL INFORMATION AND HISTORY.......................................    2

TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND
   THE COMPANY........................................................    3

SERVICES..............................................................    3

UNDERWRITERS..........................................................    3

ANNUITY BENEFIT PAYMENTS..............................................    4

ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM...........    4

PERFORMANCE INFORMATION...............................................    7

FINANCIAL STATEMENTS..................................................  F-1




                         GENERAL INFORMATION AND HISTORY


Separate Account KG (the "Variable Account") is a separate investment account of First Allmerica Financial Life Insurance Company (the "Company") authorized by vote of its Board of Directors on June 13, 1996. The Company, organized under the laws of Massachusetts in 1844, is among the five oldest life insurance companies in America. As of December 31, 1999, the Company and its subsidiaries had over $25 billion in combined assets and over $43 billion in life insurance in force. Effective October 16, 1995, the Company converted from a mutual life insurance company, known as State Mutual Life Assurance Company of America, to a stock life insurance company and adopted its present name. The Company is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The Company's principal office (the "Principal Office") is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone
(508) 855-1000.


The Company is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance in Massachusetts. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.


Currently, 37 Sub-Accounts of the Variable Account are available under the Kemper Gateway Advisor 2 contract. (the "Contract"). Each Sub-Account invests in a corresponding investment portfolio of Kemper Variable Series ("KVS"), Scudder Variable Life Investment Fund ("Scudder VLIF"), Dreyfus Investment Portfolios, The Dreyfus Socially Responsible Growth Fund, Inc., The Alger American Fund ("Alger') or Warburg Pincus Trust, open-end, registered management investment companies.



Twenty-six different portfolios of KVS are available under the Contract: the Kemper Aggressive Growth Portfolio, Kemper Technology Growth Portfolio, KVS Dreman Financial Services Portfolio (formerly Kemper-Dreman Financial Services Portfolio), Kemper Small Cap Growth Portfolio, Kemper Small Cap Value Portfolio, KVS Dreman High Return Equity Portfolio (formerly Kemper-Dreman High Return Equity Portfolio), Kemper International Portfolio, Kemper International Growth and Income Portfolio, Kemper Global Blue Chip Portfolio, Kemper Growth Portfolio, Kemper Contrarian Value Portfolio, Kemper Blue Chip Portfolio, Kemper Value+Growth Portfolio, KVS Index 500 Portfolio (formerly Kemper Index 500 Portfolio), Kemper Horizon 20+ Portfolio, Kemper

Total Return Portfolio, Kemper Horizon 10+ Portfolio, Kemper High Yield Portfolio, Kemper Horizon 5 Portfolio, Kemper Global Income Portfolio,
Kemper Investment Grade Bond Portfolio, Kemper Government Securities Portfolio, Kemper Money Market Portfolio KVS Growth Opportunities Portfolio, KVS Growth And Income Portfolio and KVS Focused Large Cap Growth Portfolio. Five portfolios of Scudder VLIF are available under the Contract: the Scudder 21st Century Growth Portfolio, Scudder International Portfolio, Scudder Global Discovery Portfolio, Scudder Capital Growth Portfolio, and Scudder Growth and Income Portfolio. One portfolio of Dreyfus Investment Portfolios is available under the Contract: the Dreyfus MidCap Stock Portfolio. One portfolio of The Dreyfus Socially Responsible Growth Fund, Inc. is available under the Contract: the Dreyfus Socially Responsible Growth Fund. Two portfolios of Alger are available under the Contract: the Alger American Leveraged AllCap Portfolio and the Alger American Balanced Portfolio. Two portfolios of Warburg Pincus Trust are available under the Contract: the Warburg Pincus Emerging Markets Portfolio and the Warburg Pincus Global Post-Venture Capital Portfolio (together, the "Underlying Portfolios").
Each Underlying Portfolio available under the Contract has its own investment objectives and certain attendant risks.



                     TAXATION OF THE CONTRACT, THE VARIABLE
                             ACCOUNT AND THE COMPANY

The Company currently imposes no charge for taxes payable in connection with the contracts, other than for state and local premium taxes and similar assessments when applicable. The Company reserves the right to impose a charge for any other taxes that may become payable in the future in connection with the contracts or the Variable Account.

The Variable Account is considered to be a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under subchapter L of the Internal Revenue Code (the "Code"), and files a consolidated tax return with its affiliated companies.

The Company reserves the right to make a charge for any effect which the income, assets or existence of the Contract or the Variable Account may have upon its tax. Such charge for taxes, if any, will be assessed on a fair and equitable basis in order to preserve equity among classes of Contract Owners ("Owners"). The Variable Account presently is not subject to tax.

                                    SERVICES

CUSTODIAN OF SECURITIES. The Company serves as custodian of the assets of the Variable Account. Underlying Portfolio shares owned by the Sub-Accounts are held on an open account basis. A Sub-Account's ownership of Underlying Portfolio shares is reflected on the records of the Underlying Portfolio and is not represented by any transferable stock certificates.


EXPERTS. The financial statements of the Company as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, and the financial statements of Separate Account KG of the Company as of December 31, 1999 and for the periods indicated, included in this Statement of Additional Information constituting part of this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Contract.

                                  UNDERWRITERS

Allmerica Investments, Inc. ("Allmerica Investments"), a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"), serves as principal underwriter and general distributor for the Contract pursuant to a contract with Allmerica Investments, the Company and the Variable Account. Allmerica Investments distributes the Contract on a best-efforts basis. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653, was organized in 1969 as a wholly owned subsidiary of First Allmerica, and presently is indirectly wholly owned by First Allmerica.

The Contract offered by this Prospectus is offered continuously, and may be purchased from certain independent broker-dealers which are NASD members and whose representatives are authorized by applicable law to sell variable annuity contracts.

All persons selling the Contract are required to be licensed by their respective state insurance authorities for the sale of variable annuity contracts. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to such entities based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature and similar services. A Promotional Allowance of 1.0% of total payments is paid to Kemper Distributors, Inc. for administrative and support services with respect to the distribution of the Contract; however, Kemper Distributors, Inc. may direct the Company to pay a portion of said allowance to broker-dealers who provide support services directly.

The Company intends to recoup the cost of promotional and other sales expenses through profits from the Company's general account, which may include investment earnings on amounts allocated to accumulate on a fixed basis in excess of the interest credited on fixed accumulations by the Company, and the profit, if any, from the mortality and expense risk charge.


The aggregate amounts of commissions paid to Allmerica Investments for sales of all contracts funded by Separate Account KG (including contracts not described in the Prospectus) for the years 1997, 1998 and 1999 were $97,905, $1,218,883 and $1,213,957.



No commissions will be paid for sales of Contract A3030-99. However, a representative of Allmerica Investments or an independent broker-dealer may assess an advisory fee as compensation for his or her services.



No commissions were retained by Allmerica Investments for sales of all contracts funded by Separate Account KG (including contracts not described in the Prospectus) for the years 1997, 1998 and 1999.



                            ANNUITY BENEFIT PAYMENTS

The method by which the Accumulated Value under the Contract is determined is described in detail under "Computation of Values" in the Prospectus.

ILLUSTRATION OF ACCUMULATION UNIT CALCULATION USING HYPOTHETICAL EXAMPLE. The Accumulation Unit calculation for a daily Valuation Period may be illustrated by the following hypothetical example: Assume that the assets of a Sub-Account at the beginning of a one-day Valuation Period were $5,000,000; that the value of an Accumulation Unit on the previous date was $1.135000; and that during the Valuation Period, the investment income and net realized and unrealized capital gains exceed net realized and unrealized capital losses by $1,675. The Accumulation Unit Value at the end of the current Valuation Period would be calculated as follows:


(1)  Accumulation Unit Value -- Previous Valuation Period.............  $ 1.135000

(2)  Value of Assets -- Beginning of Valuation Period.................  $5,000,000

(3)  Excess of Investment Income and Net Gains Over Capital Losses....  $    1,675

(4)  Adjusted Gross Investment Rate for the Valuation Period (3)
     divided by (2)...................................................    0.000335

(5)  Annual Charge (one-day equivalent of 0.55% per annum)............    0.000015

(6)  Net Investment Rate (4) - (5)....................................    0.000320

(7)  Net Investment Factor 1.000000 + (6).............................    1.000320

(8)  Accumulation Unit Value -- Current Period (1) x (7)..............  $ 1.135363



Conversely, if unrealized capital losses and charges for expenses and taxes exceeded investment income and net realized capital gains by $1,675, the Accumulation Unit Value at the end of the Valuation Period would have been $1.134603.

The method for determining the amount of annuity benefit payments is described in detail under "Variable Annuity Benefit Payments" in the Prospectus.


ILLUSTRATION OF VARIABLE ANNUITY BENEFIT PAYMENT CALCULATION USING HYPOTHETICAL EXAMPLE. The determination of the Annuity Unit Value and the variable annuity benefit payment may be illustrated by the following hypothetical example: Assume an Owner has 40,000 Accumulation Units in a Variable Account, and that the value of an Accumulation Unit on the Valuation Date used to determine the amount of the first variable annuity benefit payment is $1.120000. Therefore, the Accumulated Value of the Contract is $44,800 (40,000 x $1.120000). Assume also that the Owner elects an option for which the first monthly payment is $6.57 per $1,000 of Accumulated Value applied. Assuming no premium tax, the first monthly payment would be $44.80 ($44,800 divided by $1,000) multiplied by $6.57, or $294.34.


Next, assume that the Annuity Unit Value for the assumed investment return of 3.0% per annum for the Valuation Date as of which the first payment was calculated was 1.100000. Annuity Unit Values will not be the same as Accumulation Unit Values because the former reflect the 3.0% assumed investment return used in the annuity rate calculations. When the Annuity Unit Value of $1.100000 is divided into the first monthly payment the number of Annuity Units represented by that payment is determined to be 267.5818. The value of this same number of Annuity Units will be paid in each subsequent month under most options. Assume further that the net investment factor for the Valuation Period applicable to the next annuity payment is 1.000190. Multiplying this factor by
 .999919 (the one-day adjustment factor for the assumed investment return of 3.0% per annum) produces a factor of 1.000109. This then is multiplied by the Annuity Unit Value on the immediately preceding Valuation Date (assumed here to be $1.105000). The result is an Annuity Unit Value of $1.105121 for the current monthly payment. The current monthly payment then is determined by multiplying the number of Annuity Units by the current Annuity Unit Value, or 267.5818 times $1.105121, which produces a current monthly payment of $295.71.


           ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM



ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAMS. To the extent permitted by law, the Company reserves the right to offer Enhanced Automatic Transfer Program(s) from time to time. If you elect to participate, the Company will credit an enhanced interest rate to payments made to the Enhanced Automatic Transfer Program. Eligible payments:

-    must be new payments to the Contract, including the initial payment,

-    must be allocated to the Fixed Account, which will be the source account,

- must be automatically transferred out of the Fixed Account to one or more Sub- Accounts over a specified time period and

-    will receive the enhanced rate while they remain in the Fixed Account.


You may be able to establish more than one Enhanced Automatic Transfer
Program.


                             PERFORMANCE INFORMATION

Performance information for a Sub-Account may be compared, in reports and promotional literature, to certain indices described in the Prospectus under "PERFORMANCE INFORMATION." In addition, the Company may provide advertising, sales literature, periodic publications or other material information on various topics of interest to Owners and prospective Owners. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Contract and the characteristics of and market for such financial instruments.


TOTAL RETURN

"Total Return" refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period, reduced by the Sub-Account's asset charge.

Total Return figures are calculated by standardized methods prescribed by rules of the Securities and Exchange Commission (the "SEC"). The quotations are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending redeemable values, according to the following formula:

   P(1 + T) to the power of (n)  =   ERV

   Where:  P    =   a hypothetical initial payment to the Variable Account
                    of $1,000

           T    =   average annual total return

           n    =   number of years

        ERV     =   the ending redeemable value of the $1,000 payment at the
                    end of the specified period

The calculation of Total Return includes the annual charges against the assets of the Sub-Account. This charge is 0.55% on an annual basis. The calculation of ending redeemable value assumes (1) the Contract was issued at the beginning of the period, and (2) a complete surrender of the Contract at the end of the period.

The calculations of Total Return include the deduction of the $30 annual Contract fee.


                               FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                                  AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                                     FOR PERIODS ENDING DECEMBER 31, 1999
                                   SINCE INCEPTION OF UNDERLYING PORTFOLIO*
                               (ASSUMING COMPLETE WITHDRAWAL OF THE INVESTMENT)





                                       UNDERLYING         FOR YEAR                         10 YEARS
SUB-ACCOUNT INVESTING IN                PORTFOLIO           ENDED                         (OR SINCE
UNDERLYING PORTFOLIO                  INCEPTION DATE      12/31/99       5 YEARS      INCEPTION IF LESS)
--------------------                  --------------      --------       -------      ------------------
Kemper Aggressive Growth
 Portfolio.......................         5/3/99             N/A           N/A              39.11%
Kemper Technology Growth
 Portfolio.......................         5/3/99             N/A           N/A              76.72%
KVS Dreman Financial Services
 Portfolio.......................         5/4/98           -5.58%          N/A              -4.90%
Kemper Small Cap Growth
 Portfolio.......................         5/2/94           33.81%            28.20%         25.27%
Kemper Small Cap Value
 Portfolio.......................         5/1/96            2.23%          N/A               2.84%
KVS Dreman High Return Equity
 Portfolio.......................         5/4/98          -11.66%          N/A              -5.81%
Kemper International
 Portfolio.......................         1/6/92           44.90%            17.53%         13.78%
Kemper New Europe Portfolio......         5/5/98           13.45%          N/A               1.83%
Kemper Global Blue Chip
 Portfolio.......................         5/5/98           26.00%          N/A              13.23%
Kemper Growth Portfolio..........        12/9/83           36.36%            24.68%         18.28%
Kemper Contrarian Value
 Portfolio.......................         5/1/96          -10.71%          N/A              13.77%
Kemper Blue Chip Portfolio.......         5/1/97           24.54%          N/A              18.32%
Kemper Value+Growth Portfolio....         5/1/96           15.87%          N/A              20.35%
KVS Index 500 Portfolio..........         9/1/99             N/A           N/A               8.94%
Kemper Horizon 20+ Portfolio.....         5/1/96            8.65%          N/A              15.22%
Kemper Total Return Portfolio....         4/6/82           14.17%            17.80%         12.68%
Kemper Horizon 10+ Portfolio.....         5/1/96            7.78%          N/A              12.44%
Kemper High Yield Portfolio......         4/6/82            1.58%             8.54%         10.01%
Kemper Horizon 5 Portfolio.......         5/1/96            4.28%          N/A               9.45%
Kemper Strategic Income
 Portfolio.......................         5/1/97           -6.38%          N/A               2.17%
Kemper Investment Grade Bond
 Portfolio.......................         5/1/96           -2.61%          N/A               4.36%
Kemper Government Securities
 Portfolio.......................         9/3/87            0.12%             6.86%          6.52%
Kemper Money Market Portfolio....         4/6/82            4.26%             4.59%          4.41%
KVS Focused Large Cap Growth
 Portfolio.......................        10/29/99            N/A           N/A              27.69%
KVS Growth Opportunities
 Portfolio.......................        10/29/99            N/A           N/A              15.78%
KVS Growth And Income Portfolio..        10/29/99            N/A           N/A              14.29%
Scudder 21st Century Growth
 Portfolio.......................         5/3/99             N/A           N/A              74.86%
Scudder International Portfolio..         5/1/87           53.65%            19.89%         12.62%

Scudder Global Discovery
 Portfolio.......................           5/1/96        64.96%          N/A              24.64%
Scudder Capital Growth
 Portfolio.......................          7/16/85        34.48%            27.74%         17.37%
Scudder Growth and Income
 Portfolio.......................           5/2/94         5.21%            18.29%         16.88%
Alger American Leveraged AllCap
 Portfolio.......................          1/25/95        77.11%          N/A              45.59%
Alger American Balanced
 Portfolio.......................           9/5/89        28.48%            22.91%         13.17%
Dreyfus MidCap Stock Portfolio...           5/1/98        10.20%          N/A               4.14%
Dreyfus Socially Responsible
 Growth Fund.....................          10/7/93        29.36%            27.94%         23.42%
Warburg Pincus Emerging Markets
 Portfolio.......................          12/31/97       80.40%          N/A              21.77%
Warburg Pincus Global
 Post-Venture Capital Portfolio..          9/30/96        62.04%          N/A              21.63%



* Normally, an additional table would be included that illustrates the performance of the Sub-Accounts for the one, five, and ten year periods or since the inception of the Sub-Accounts. This table has been omitted since the Sub-Accounts are new.



YIELD AND EFFECTIVE YIELD - THE KEMPER MONEY MARKET SUB-ACCOUNT



Set forth below is yield and effective yield information for the Kemper Money Market Sub-Account for the seven-day period ended December 31, 1999:




                  Yield                              N/A
                  Effective Yield                    N/A


The yield and effective yield figures are calculated by standardized methods prescribed by rules of the SEC. Under those methods, the yield quotation is computed by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, dividing the difference by the value of the account at the beginning of the same period to obtain the base period return, and then multiplying the return for a seven-day base period by (365/7), with the resulting yield carried to the nearest hundredth of one percent.


The Kemper Money Market Sub-Account computes effective yield by compounding the unannualized base period return by using the formula:


    Effective Yield = [(base period return + 1) to the power of (365/7)] - 1

The calculations of yield and effective yield reflect the $30 annual Contract fee.


            TAX-DEFERRED ACCUMULATION

               NON-QUALIFIED                             CONVENTIONAL
               ANNUITY CONTRACT                          SAVINGS PLAN

             AFTER-TAX CONTRIBUTIONS AND
                TAX-DEFERRED EARNINGS
                ---------------------
                ---------------------


                                TAXABLE LUMP SUM       AFTER-TAX CONTRIBUTIONS
      NO WITHDRAWALS            SUM WITHDRAWAL           AND TAXABLE EARNINGS
      --------------            --------------           --------------------


  Years 10         $107,946           $ 86,448            $ 81,693
  Years 20          233,048            165,137             133,476
  Years 30          503,133            335,021             218,082


This chart compares the accumulation of a $50,000 initial investment into a non-qualified annuity contract with a conventional savings plan. Contributions to the non-qualified annuity contract and the conventional savings plan are made after tax. Only the gain in the non-qualified annuity contract will be subject to income tax in a taxable lump sum withdrawal. The chart assumes a 37.1% federal marginal tax rate and an 8% annual return. The 37.1% federal marginal tax is based on a marginal tax rate of 36%, representative of the target market, adjusted to reflect a decrease of $3 of itemized deductions for each $100 of income over $117,950. Tax rates are subject to change as is the tax-deferred treatment of the Contract. Income on non-qualified annuity contracts is taxed as ordinary income upon withdrawal. A 10% tax penalty may apply to early withdrawals. See "Federal Income Taxes" in the Prospectus.

The chart does not reflect the following charges and expenses under the
Contract: 0.40% for mortality and expense risk; 0.15% administration charges; and $30 annual Contract fee. The tax-deferred accumulation would be reduced if these charges were reflected. No implication is intended by the use of these assumptions that the return shown is guaranteed in any way or that the return shown represents an average or expected rate of return over the period of the Contract. (IMPORTANT -- THIS IS NOT AN ILLUSTRATION OF YIELD OR RETURN.)

Unlike savings plans, contributions to non-qualified annuity contracts provide tax-deferred treatment on earnings. In addition, contributions to tax-deferred retirement annuities are not subject to current tax in the year of contribution. When monies are received from a non-qualified annuity contract (and you have many different options on how you receive your funds), they are subject to income tax. At the time of receipt, if the person receiving the monies is retired, not working or has additional tax exemptions, these monies may be taxed at a lesser rate.

                            FINANCIAL STATEMENTS

Financial Statements are included for First Allmerica Financial Life Insurance Company and for its Separate Account KG.

FIRST ALLMERICA
FINANCIAL LIFE
INSURANCE COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of First Allmerica Financial Life Insurance Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholder's equity and cash flows present fairly, in all material respects, the financial position of First Allmerica Financial Life Insurance Company (the "Company") at
December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
February 1, 2000

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                      1999      1998      1997
 -------------                                      ----      ----      ----
 REVENUES
     Premiums...................................  $  954.5  $1,969.5  $1,980.4
     Universal life and investment product
       policy fees..............................     359.3     296.6     237.3
     Net investment income......................     503.1     593.9     619.5
     Net realized investment gains..............     100.3      60.9      76.3
     Other income...............................     107.3     100.0      81.5
                                                  --------  --------  --------
         Total revenues.........................   2,024.5   3,020.9   2,995.0
                                                  --------  --------  --------
 BENEFITS, LOSSES AND EXPENSES
     Policy benefits, claims, losses and loss
       adjustment expenses......................   1,056.3   1,803.0   1,763.9
     Policy acquisition expenses................     240.9     449.6     421.8
     Sales practice litigation..................     --         31.0     --
     Loss from cession of disability income
       business.................................     --        --         53.9
     Restructuring costs........................     --          9.0     --
     Other operating expenses...................     346.3     419.7     404.0
                                                  --------  --------  --------
         Total benefits, losses and expenses....   1,643.5   2,712.3   2,643.6
                                                  --------  --------  --------
 Income from continuing operations before
  federal income taxes..........................     381.0     308.6     351.4
                                                  --------  --------  --------
 FEDERAL INCOME TAX EXPENSE (BENEFIT)
     Current....................................      88.7      74.6      74.4
     Deferred...................................       4.3     (15.4)     14.2
                                                  --------  --------  --------
         Total federal income tax expense.......      93.0      59.2      88.6
                                                  --------  --------  --------
 Income from continuing operations before
  minority interest.............................     288.0     249.4     262.8
     Minority interest..........................     (39.9)    (55.0)    (79.4)
                                                  --------  --------  --------
 Income from continuing operations..............     248.1     194.4     183.4
 (Loss) income from operations of discontinued
  business (less applicable income taxes
  (benefit) of $(10.1), $(7.0) and $8.9 for the
  years ended December 31, 1999, 1998 and 1997,
  respectively)                                      (17.2)    (13.5)     16.6

 Loss on disposal of group life and health
  business, including provision of $72.2 for
  operating losses during phase-out period for
  the year ended December 31, 1999 (less
  applicable income tax benefit of $16.4)            (30.5)    --        --
                                                  --------  --------  --------
 Net income.....................................  $  200.4  $  180.9  $  200.0
                                                  ========  ========  ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

 DECEMBER 31,
 (IN MILLIONS, EXCEPT PER SHARE DATA)                        1999       1998
 ------------------------------------                      ---------  ---------
 ASSETS
   Investments:
     Fixed maturities at fair value (amortized cost of
       $3,721.6 and $7,520.8)............................  $ 3,660.7  $ 7,683.9
     Equity securities at fair value (cost of $27.9 and
       $253.1)...........................................       51.4      397.1
     Mortgage loans......................................      521.2      562.3
     Policy loans........................................      170.5      154.3
     Real estate and other long-term investments.........      177.0      163.1
                                                           ---------  ---------
         Total investments...............................    4,580.8    8,960.7
                                                           ---------  ---------
   Cash and cash equivalents.............................      279.3      504.0
   Accrued investment income.............................       73.3      141.0
   Deferred policy acquisition costs.....................    1,219.5    1,161.2
   Reinsurance receivable on unpaid losses, benefits and
     unearned premiums...................................      480.3    1,136.4
   Deferred federal income taxes.........................       18.1       19.4
   Premiums, accounts and notes receivable...............       81.0      510.5
   Other assets..........................................      199.6      530.6
   Closed Block assets...................................      772.3      803.1
   Separate account assets...............................   17,629.6   13,697.7
                                                           ---------  ---------
         Total assets....................................  $25,333.8  $27,464.6
                                                           =========  =========
 LIABILITIES
   Policy liabilities and accruals:
     Future policy benefits..............................  $ 2,825.0  $ 2,802.2
     Outstanding claims, losses and loss adjustment
       expenses..........................................      218.8    2,815.9
     Unearned premiums...................................        6.6      843.2
     Contractholder deposit funds and other policy
       liabilities.......................................    2,025.5    2,637.0
                                                           ---------  ---------
         Total policy liabilities and accruals...........    5,075.9    9,098.3
                                                           ---------  ---------
   Expenses and taxes payable............................      512.0      681.9
   Reinsurance premiums payable..........................       17.9       50.2
   Trust instruments supported by funding obligations....       50.6     --
   Short-term debt.......................................     --          221.3
   Closed Block liabilities..............................      842.1      872.0
   Separate account liabilities..........................   17,628.9   13,691.5
                                                           ---------  ---------
         Total liabilities...............................   24,127.4   24,615.2
                                                           ---------  ---------
   Minority interest.....................................     --          532.9
   Commitments and contingencies (Notes 16 and 21)
 SHAREHOLDER'S EQUITY
   Common stock, $10 par value, 1 million shares
     authorized, 500,001 shares issued and outstanding...        5.0        5.0
   Additional paid-in capital............................      569.0      444.0
   Accumulated other comprehensive (loss) income.........      (14.9)     169.2
   Retained earnings.....................................      647.3    1,698.3
                                                           ---------  ---------
         Total shareholder's equity......................    1,206.4    2,316.5
                                                           ---------  ---------
         Total liabilities and shareholder's equity......  $25,333.8  $27,464.6
                                                           =========  =========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                      1999      1998      1997
 -------------                                    --------  --------  --------
 COMMON STOCK...................................  $    5.0  $    5.0  $    5.0
                                                  --------  --------  --------
 ADDITIONAL PAID-IN CAPITAL
     Balance at beginning of period.............     444.0     453.7     392.4
     Capital contribution from parent...........     125.0     --         61.3
     Loss on change of interest-Allmerica P&C...     --         (9.7)    --
                                                  --------  --------  --------
     Balance at end of period...................     569.0     444.0     453.7
                                                  --------  --------  --------

 ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
     Net unrealized (depreciation) appreciation
       on investments:
     Balance at beginning of period.............     169.2     209.3     131.4
     (Depreciation) appreciation during the
       period:
       Net (depreciation) appreciation on
         available-for-sale securities..........    (298.2)    (82.4)    170.9
       Benefit (provision) for deferred federal
         income taxes...........................     105.0      28.9     (59.8)
       Minority interest........................      31.8      13.4     (33.2)
                                                  --------  --------  --------
     Distribution of subsidiaries (Note 3)......     (22.7)    --        --
                                                  --------  --------  --------
                                                    (184.1)    (40.1)     77.9
                                                  --------  --------  --------
     Balance at end of period...................     (14.9)    169.2     209.3
                                                  --------  --------  --------
 RETAINED EARNINGS
     Balance at beginning of period.............   1,698.3   1,567.4   1,367.4
     Net income.................................     200.4     180.9     200.0
     Dividend to shareholder....................     --        (50.0)    --
     Distribution of subsidiaries (Note 3)......  (1,251.4)    --        --
                                                  --------  --------  --------
     Balance at end of period...................     647.3   1,698.3   1,567.4
                                                  --------  --------  --------
         Total shareholder's equity.............  $1,206.4  $2,316.5  $2,235.4
                                                  ========  ========  ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                  1999     1998     1997
 -------------                                 -------  -------  ------
 Net income..................................  $ 200.4  $ 180.9  $200.0
 Other comprehensive (loss) income:
     Net (depreciation) appreciation on
       available-for-sale securities.........   (298.2)   (82.4)  170.9
     Benefit (provision) for deferred federal
       income taxes..........................    105.0     28.9   (59.8)
     Minority interest.......................     31.8     13.4   (33.2)
     Distribution of subsidiaries (Note 3)...    (22.7)   --       --
                                               -------  -------  ------
         Other comprehensive (loss) income...   (184.1)   (40.1)   77.9
                                               -------  -------  ------
 Comprehensive (loss) income.................  $ (16.3) $ 140.8  $277.9
                                               =======  =======  ======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                   1999       1998       1997
 -------------                                 ---------  ---------  ---------
 CASH FLOWS FROM OPERATING ACTIVITIES
     Net income..............................  $   200.4  $   180.9  $   200.0
     Adjustments to reconcile net income to
       net cash provided by operating
       activities:
         Minority interest...................       39.9       55.0       79.4
         Net realized gains..................     (100.9)     (62.7)     (77.8)
         Net amortization and depreciation...       31.5       20.7       31.6
         Deferred federal income taxes.......       20.7      (15.4)      14.2
         Sales practice litigation expense...     --           31.0     --
         Loss from exiting reinsurance
           pools.............................     --           25.3     --
         Payment related to exiting
           reinsurance pools.................     --          (30.3)    --
         Loss from cession of disability
           income business...................     --         --           53.9
         Payment related to cession of
           disability income business........     --         --         (207.0)
         Loss from disposal of group life and
           health business...................       30.5     --         --
         Change in deferred acquisition
           costs.............................     (181.6)    (185.8)    (189.7)
         Change in premiums and notes
           receivable, net of reinsurance
           payable...........................      (41.8)      56.7      (15.1)
         Change in accrued investment
           income............................        8.3        0.8        7.1
         Change in policy liabilities and
           accruals, net.....................      (15.6)     168.1     (134.9)
         Change in reinsurance receivable....      (46.3)    (115.4)      27.2
         Change in expenses and taxes
           payable...........................       79.4       (3.3)      49.4
         Separate account activity, net......        5.5      (48.5)    --
         Other, net..........................       18.5      (63.8)      20.4
                                               ---------  ---------  ---------
             Net cash provided by (used in)
               operating activities..........       48.5       13.3     (141.3)
                                               ---------  ---------  ---------
 CASH FLOWS FROM INVESTING ACTIVITIES
         Proceeds from disposals and
           maturities of available-for-sale
           fixed maturities..................    2,801.0    1,715.2    2,892.9
         Proceeds from disposals of equity
           securities........................      422.9      285.3      162.7
         Proceeds from disposals of other
           investments.......................       30.3      120.8      116.3
         Proceeds from mortgages matured or
           collected.........................      131.2      171.2      204.7
         Purchase of available-for-sale fixed
           maturities........................   (2,227.3)  (2,374.5)  (2,596.0)
         Purchase of equity securities.......      (78.9)    (119.9)     (67.0)
         Purchase of other investments.......     (140.6)    (274.4)    (175.0)
         Capital expenditures................      (29.2)     (22.3)     (15.3)
         Purchase of minority interest in
           Citizens Corporation..............     --         (195.9)    --
         Distribution of subsidiaries........     (202.2)    --         --
         Other investing activities, net.....     --           26.7        1.3
                                               ---------  ---------  ---------
             Net cash provided by (used in)
               investing activities..........      707.2     (667.8)     524.6
                                               ---------  ---------  ---------

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 CASH FLOWS FROM FINANCING ACTIVITIES
         Deposits and interest credited to
           contractholder deposit funds......    1,514.6    1,419.2      457.6
         Withdrawals from contractholder
           deposit funds.....................   (2,037.5)    (625.0)    (647.1)
         Change in trust agreements supported
           by funding agreements.............       50.6     --         --
         Change in short-term debt...........     (180.9)     188.3       (5.4)
         Change in long-term debt............     --           (2.6)      (0.1)
         Dividend paid to shareholder........     --          (50.0)      (9.4)
         Contribution from parent............       36.0     --            0.1
         Subsidiary treasury stock purchased,
           at cost...........................     (350.0)      (1.0)    (140.0)
                                               ---------  ---------  ---------
             Net cash (used in) provided by
               financing activities..........     (967.2)     928.9     (344.3)
                                               ---------  ---------  ---------
 Net change in cash and cash equivalents.....     (211.5)     274.4       39.0
 Net change in cash held in the Closed
  Block......................................      (13.2)      15.7       (1.0)
 Cash and cash equivalents, beginning of
  period.....................................      504.0      213.9      175.9
                                               ---------  ---------  ---------
 Cash and cash equivalents, end of period....  $   279.3  $   504.0  $   213.9
                                               =========  =========  =========
 SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid...........................  $     3.1  $     7.3  $     3.6
     Income taxes paid.......................  $    24.0  $   135.3  $    66.3

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

First Allmerica Financial Life Insurance Company ("FAFLIC" or the "Company") is organized as a stock life insurance company, and is a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC").

Prior to July 1, 1999, the consolidated financial statements of FAFLIC included the accounts of its wholly-owned life insurance subsidiary Allmerica Financial Life Insurance and Annuity Company ("AFLIAC"), its non-insurance subsidiaries (principally brokerage and investment advisory services), Allmerica Property and Casualty Companies, Inc. ("Allmerica P&C") (an 85.0%-owned non-insurance holding company), and various other non-insurance subsidiaries.

Effective July 1, 1999, AFC made certain changes to its corporate structure (Note 3). These changes included the transfer of the Company's ownership of Allmerica P&C and its subsidiaries, as well as several other non-insurance subsidiaries from the Company to AFC. In exchange, AFC contributed capital to the Company and agreed to maintain the Company's statutory surplus at specified levels during the following 6 years. Comparability between current and prior period financial statements and footnotes has been significantly impacted by the Company's divestiture of these subsidiaries during 1999, as disclosed in Note 3.

The Closed Block (Note 1B) assets and liabilities at December 31, 1999 and 1998 are presented in the consolidated balance sheets as single line items. The contribution from the Closed Block is included in the consolidated statements of income in other income. Unless specifically stated, all disclosures contained herein supporting the consolidated financial statements at December 31, 1999, 1998 and 1997, and the years then ended exclude the Closed Block related amounts. All significant intercompany accounts and transactions have been eliminated.

On or about December 3, 1998, the Company acquired all of the outstanding common stock of Citizens Corporation (formerly an 82.5% owned non-insurance subsidiary of The Hanover Insurance Company ("Hanover"), a wholly-owned subsidiary of Allmerica P&C) that it did not already own in exchange for cash of $195.9 million (Note 4). The acquisition has been recognized as a purchase. The minority interest acquired totaled $158.5 million. A total of $40.8 million representing the excess of the purchase price over the fair values of the net assets acquired, net of deferred taxes, has been allocated to goodwill and is being amortized over a 40-year period.

Prior to the July 1, 1999 changes in AFC's corporate structure, minority interest relates to the Company's investment in Allmerica P&C and its only significant subsidiary, Hanover. Hanover's wholly-owned subsidiary is Citizens Corporation, the holding company for Citizens. Minority interest also includes an amount related to the minority interest in Citizens Corporation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.  CLOSED BLOCK

The Company established and began operating a closed block ("the Closed Block") for the benefit of the participating policies included therein, consisting of certain individual life insurance participating policies,

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

individual deferred annuity contracts and supplementary contracts not involving life contingencies which were in force as of FAFLIC's demutualization on October 16, 1995; such policies constitute the "Closed Block Business". The purpose of the Closed Block is to protect the policy dividend expectations of such FAFLIC dividend paying policies and contracts. Unless the Commonwealth of Massachusetts Insurance Commissioner ("the Insurance Commissioner") consents to an earlier termination, the Closed Block will continue to be in effect until the date none of the Closed Block policies are in force. FAFLIC allocated to the Closed Block assets in an amount that is expected to produce cash flows which, together with future revenues from the Closed Block Business, are reasonably sufficient to support the Closed Block Business, including provision for payment of policy benefits, certain future expenses and taxes and for continuation of policyholder dividend scales payable in 1994 so long as the experience underlying such dividend scales continues. The Company expects that the factors underlying such experience will fluctuate in the future and policyholder dividend scales for Closed Block Business will be set accordingly.

Although the assets and income allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block, the excess of Closed Block liabilities over Closed Block assets as measured on a GAAP basis represent the expected future post-tax income from the Closed Block which may be recognized in income over the period the policies and contracts in the Closed Block remain in force.

If the actual income from the Closed Block in any given period equals or exceeds the expected income for such period as determined at the inception of the Closed Block, the expected income would be recognized in income for that period. Further, any excess of the actual income over the expected income would also be recognized in income to the extent that the aggregate expected income for all prior periods exceeded the aggregate actual income. Any remaining excess of actual income over expected income would be accrued as a liability for policyholder dividends in the Closed Block to be paid to the Closed Block policyholders. This accrual for future dividends effectively limits the actual Closed Block income recognized in income to the Closed Block income expected to emerge from operation of the Closed Block as determined at inception.

If, over the period the policies and contracts in the Closed Block remain in force, the actual income from the Closed Block is less than the expected income from the Closed Block, only such actual income (which could reflect a loss) would be recognized in income. If the actual income from the Closed Block in any given period is less than the expected income for that period and changes in dividends scales are inadequate to offset the negative performance in relation to the expected performance, the income inuring to shareholders of the Company will be reduced. If a policyholder dividend liability had been previously established in the Closed Block because the actual income to the relevant date had exceeded the expected income to such date, such liability would be reduced by this reduction in income (but not below zero) in any periods in which the actual income for that period is less than the expected income for such period.

C.  VALUATION OF INVESTMENTS

In accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("Statement No. 115"), the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

Debt securities and marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and reserves. Reserves on mortgage loans are based on losses expected by the Company to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which the Company believes may not be collectible in full. In establishing reserves, the Company considers, among other things, the estimated fair value of the underlying collateral.

Fixed maturities and mortgage loans that are delinquent are placed on non-accrual status, and thereafter interest income is recognized only when cash payments are received.

Policy loans are carried principally at unpaid principal balances.

During 1997, the Company adopted a plan to dispose of all real estate assets. As of December 31, 1999, there were 2 properties remaining in the Company's real estate portfolio, both of which are being actively marketed. These assets are carried at the estimated fair value less costs of disposal. Depreciation is not recorded on these assets while they are held for disposal.

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are reported as a component of revenues based upon specific identification of the investment assets sold. When an other than temporary impairment of the value of a specific investment or a group of investments is determined, a realized investment loss is recorded. Changes in the valuation allowance for mortgage loans are included in realized investment gains or losses.

D.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including debt, investments such as fixed maturities, mortgage loans and equity securities, investment and loan commitments, swap contracts and interest rate futures contracts. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

Derivative financial instruments are accounted for under three different methods: fair value accounting, deferral accounting and accrual accounting. Interest rate swap contracts used to hedge interest rate risk are accounted for using a combination of the fair value method and accrual method, with changes in fair value reported in unrealized gains and losses in equity consistent with the underlying hedged security, and the net payment or receipt on the swaps reported in net investment income. Foreign currency swap contracts used to hedge the foreign currency exchange risk associated with investment securities are accounted for using a combination of the fair value method and accrual method, with changes in fair value reported in unrealized gains and losses in equity consistent with the underlying hedged security, and the net payment or receipt on the swaps reported in net investment income. Foreign currency swap contracts used to hedge foreign currency exchange risk associated with funding agreements are accounted for using the fair value method, with changes in fair value reported in other operating income consistent with the underlying hedged trust obligation liability. Futures contracts used to hedge interest rate risk are accounted for using the deferral method, with gains and losses deferred in unrealized gains and losses in equity and recognized in earnings in conjunction with the earnings recognition of the underlying hedged item. Default swap contracts entered into for investment purposes are accounted for using the fair value method, with changes in fair value, if any, reported in realized investment gains and losses in earnings. Premium paid to the Company on default swap contracts is reported in net investment income in earnings. Other swap contracts entered into for investment purposes are accounted for using the fair value method, with changes in fair value reported in realized investment gains and

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

losses in earnings. Any ineffective swaps or futures hedges are recognized currently in realized investment gains and losses in earnings.

E.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

F.  DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting costs and other costs, which vary with, and are primarily related to, the production of revenues. Property and casualty, group life and group health insurance business acquisition costs are deferred and amortized over the terms of the insurance policies. Acquisition costs related to universal life products, variable annuities and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits from investment yields, mortality, surrender charges and expense margins over the expected life of the contracts. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits.

Deferred acquisition costs for each life product and property and casualty line of business are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

G.  PROPERTY AND EQUIPMENT

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line or accelerated method over the estimated useful lives of the related assets which generally range from 3 to 30 years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements.

H.  SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of certain pension, variable annuity and variable life insurance contractholders. Assets consist principally of bonds, common stocks, mutual funds, and short-term obligations at market value. The investment income, gains and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in shareholder's equity or net investment income.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

I.  POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance products are computed using the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 2 1/2% to 6.0% for life insurance and 2% to 9 1/2% for annuities. Estimated liabilities are established for group life and health policies that contain experience rating provisions. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life, variable universal life and variable annuities include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges. Liabilities for variable annuities include a reserve for benefit claims in excess of a guaranteed minimum fund value.

Liabilities for outstanding claims, losses and loss adjustment expenses ("LAE") are estimates of payments to be made on property and casualty and health insurance for reported losses and LAE and estimates of losses and LAE incurred but not reported. These liabilities are determined using case basis evaluations and statistical analyses and represent estimates of the ultimate cost of all losses incurred but not paid. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations. Estimated amounts of salvage and subrogation on unpaid property and casualty losses are deducted from the liability for unpaid claims.

Premiums for property and casualty insurance are reported as earned on a pro-rata basis over the contract period. The unexpired portion of these premiums is recorded as unearned premiums.

Contractholder deposit funds and other policy liabilities include investment-related products such as guaranteed investment contracts ("GICs"), deposit administration funds and immediate participation guarantee funds and consist of deposits received from customers and investment earnings on their fund balances.

All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, the Company believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

J.  PREMIUM AND FEE REVENUE AND RELATED EXPENSES

Premiums for individual life and health insurance and individual and group annuity products, excluding universal life and investment-related products, are considered revenue when due. Property and casualty insurance premiums are recognized as revenue over the related contract periods. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses include annuity benefit claims in excess of a guaranteed minimum fund value, and net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life products consist of net investment income, with mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values. Certain policy charges that represent compensation for services

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

to be provided in future periods are deferred and amortized over the period benefited using the same assumptions used to amortize capitalized acquisition costs.

K.  FEDERAL INCOME TAXES

AFC and its domestic subsidiaries (including certain non-insurance operations) file a consolidated United States federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life company taxable income. Prior to the merger on July 16, 1997, Allmerica P&C and its subsidiaries filed a separate United States federal income tax return.

The Board of Directors has delegated to AFC management, the development and maintenance of appropriate federal income tax allocation policies and procedures, which are subject to written agreement between the companies. The Federal income tax for all subsidiaries in the consolidated return of AFC is calculated on a separate return basis. Any current tax liability is paid to AFC. Tax benefits resulting from taxable operating losses or credits of AFC's subsidiaries are not reimbursed to the subsidiary until such losses or credits can be utilized by the subsidiary on a separate return basis.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement No. 109"). These differences result primarily from loss and LAE reserves, policy reserves, policy acquisition expenses, and unrealized appreciation or depreciation on investments.

L.  NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement No. 133"), which establishes accounting and reporting standards for derivative instruments. Statement No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the statement of financial position, and establishes special accounting for the following three types of hedges: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations. This statement is effective for fiscal years beginning after June 15, 2000. The Company is currently assessing the impact of the adoption of Statement No. 133.

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SoP 98-1"). SoP 98-1 requires that certain costs incurred in developing internal-use computer software be capitalized and provides guidance for determining whether computer software is to be considered for internal use. This statement is effective for fiscal years beginning after December 15, 1998. In the second quarter of 1998, the Company adopted SoP 98-1 effective January 1, 1998, resulting in an increase in pre-tax income of $12.4 million through December 31, 1998. The adoption of SOP 98-1 did not have a material effect on the results of operations or financial position for the three months ended March 31, 1998.

In December 1997, the AICPA issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SoP 97-3"). SoP 97-3 provides guidance on when a liability should be recognized for guaranty fund and other assessments and how to measure the liability. This statement allows for the discounting of the liability if the amount and timing of the cash payments are fixed

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and determinable. In addition, it provides criteria for when an asset may be recognized for a portion or all of the assessment liability or paid assessment that can be recovered through premium tax offsets or policy surcharges. This statement is effective for fiscal years beginning after December 15, 1998. The adoption of this statement did not have a material effect on the results of operations or financial position of the Company.

In June 1997, the FASB issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("Statement No. 131"). This statement establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This statement supersedes Statement No. 14, "Financial Reporting for Segments of a Business Enterprise". Statement No. 131 requires that all public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for fiscal years beginning after December 15, 1997. The Company adopted Statement No. 131 for the first quarter of 1998, which resulted in certain segment re-definitions, which have no impact on the consolidation results of operations (See Note 15).

In June 1997, the FASB also issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("Statement No. 130"). Statement
No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. This statement is effective for fiscal years beginning after December 15, 1997. The Company adopted Statement No. 130 for the first quarter of 1998, which resulted primarily in reporting unrealized gains and losses on investments in debt and equity securities in comprehensive income.

M.  RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation, resulting primarily from the reporting of Discontinued Operations as disclosed in Note 2.

2.  DISCONTINUED OPERATIONS

During the second quarter of 1999, the Company approved a plan to exit its group life and health insurance business, consisting of its Employee Benefit Services ("EBS") business, its Affinity Group Underwriters ("AGU") business and its accident and health assumed reinsurance pool business ("reinsurance pool business"). During the third quarter of 1998, the Company ceased writing new premium in the reinsurance pool business, subject to certain contractual obligations. Prior to 1999, these businesses comprised substantially all of the former Corporate Risk Management Services segment. Accordingly, the operating results of the discontinued segment, including its reinsurance pool business, have been reported in the Consolidated Statements of Income as discontinued operations in accordance with Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB Opinion No. 30"). In the third quarter of 1999, the operating results from the discontinued segment were adjusted to reflect the recording of additional reserves related to accident claims from prior years. On October 6, 1999, the Company entered into an agreement with Great-West Life and Annuity Insurance Company of Denver,

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

which provides for the sale of the Company's EBS business effective March 1, 2000. The Company has recorded a $30.5 million loss, net of taxes, on the disposal of its group life and health business. Subsequent to the June 30, 1999 measurement date, operations from the discontinued business generated losses of approximately $8.7 million, net of taxes.

As permitted by APB Opinion No. 30, the Consolidated Balance Sheets have not been segregated between continuing and discontinued operations. At December 31, 1999, the discontinued segment had assets of approximately $531.1 million consisting primarily of invested assets, premiums and fees receivable, and reinsurance recoverables, and liabilities of approximately $482.5 million consisting primarily of policy liabilities. Revenues for the discontinued operations were $361.1 million, $398.5 million, and $389.2 million for the years ended December 31, 1999, 1998 and 1997, respectively.

3.  REORGANIZATION OF AFC CORPORATE STRUCTURE

AFC has made certain changes to its corporate structure effective July 1, 1999. These changes included transfer of the Company's ownership of Allmerica P&C and all of its subsidiaries, as well as certain other non-insurance subsidiaries, from FAFLIC to AFC, referred to as the "distribution of subsidiaries". The Company retained its ownership of its primary insurance subsidiary, AFLIAC and certain broker dealer and investment management and advisory subsidiaries. AFC contributed capital to FAFLIC in the amount of $125.0 million, consisting of cash and securities of $36.0 million and $89.0 million, respectively, and agreed to maintain the Company's statutory surplus at specified levels during the following six years. In addition, any dividend from FAFLIC to AFC during 2000 and 2001 requires the prior approval of the Commonwealth of Massachusetts Insurance Commissioner. This transaction was approved by the Commissioner on May 24, 1999.

The equity of the subsidiaries transferred from FAFLIC on July 1, 1999 was $1,274.1 million. As of June 30, 1999, the transferred subsidiaries had total assets of $5,334.1 million, including cash and cash equivalents of $202.2 million, and total revenue of $1,196.5 million.

The Company's consolidated results of operations in 1999 include $107.2 million of net income associated with these subsidiaries through June 30, 1999. The unaudited pro forma information below presents consolidated results of operations as if the reorganization had occurred at the beginning of 1998.

The following unaudited pro forma information is not necessarily indicative of the consolidated results of operations of the Company had the transfer occurred at the beginning of 1998, nor is it necessarily indicative of future results.

(UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998
-------------                                                 ------  ------
Revenue.....................................................  $828.0  $750.2
                                                              ======  ======
Net realized capital (losses) gains included in revenue.....   (11.8)   19.6
                                                              ======  ======
Income from continuing operations before taxes..............   192.1   141.2
Income taxes................................................    51.2    41.2
                                                              ------  ------
Net income from continuing operations.......................  $140.9   100.0
(Loss) from operations of discontinued business (less
 applicable income taxes (benefit) of $(10.4), $(7.0) and
 $8.9 for the years ended December 31, 1999, 1998 and 1997,
 respectively...............................................   (17.2)  (13.5)

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998
-------------                                                 ------  ------
(Loss) on disposal of group life and health business,
 including provision of $72.2 for operating losses during
 phase-out period for the tear ended December 31, 1999 (less
 applicable income tax benefit of $16.4)....................   (30.5)   --
                                                              ------  ------
Net income..................................................  $ 93.2  $ 86.5
                                                              ======  ======

4.  ACQUISITION OF MINORITY INTEREST OF CITIZENS CORPORATION

On December 3, 1998 Citizens Acquisition Corporation, a wholly-owned subsidiary of the Allmerica P&C, completed a cash tender offer to acquire the outstanding shares of Citizens Corporation common stock that AFC or its subsidiaries did not already own at a price of $33.25 per share. Approximately 99.8% of publicly held shares of Citizens Corporation common stock were tendered. On December 14, 1998, the Company completed a short-form merger, acquiring all shares of common stock of Citizens Corporation not purchased in its tender offer, through the merger of its wholly-owned subsidiary, Citizens Acquisition Corporation with Citizens Corporation at a price of $33.25 per share. Total consideration for the transactions amounted to $195.9 million. The acquisition has been recognized as a purchase. The minority interest acquired totaled $158.5 million. A total of $40.8 million representing the excess of the purchase price over the fair values of the net assets acquired, net of deferred taxes, has been allocated to goodwill and is being amortized over a 40-year period.

The Company's consolidated results of operations include minority interest in Citizens Corporation prior to December 3, 1998. The unaudited pro forma information below presents consolidated results of operation as if the acquisition had occurred at the beginning of 1997.

The following unaudited pro forma information is not necessarily indicative of the consolidated results of operations of the combined Company had the acquisition occurred at the beginning of 1997, nor is it necessarily indicative of future results.

(UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998      1997
-------------                                                 --------  --------
Revenue.....................................................  $3,006.6  $2,977.1
                                                              ========  ========
Net realized capital gains included in revenue..............  $   58.1  $   71.6
                                                              ========  ========
Income before taxes and minority interest...................     293.4     332.5
Income taxes................................................     (54.2)    (82.4)
Minority Interest:
  Equity in earnings........................................     (42.6)    (64.1)
                                                              --------  --------
Net income..................................................  $  196.6  $  186.0
                                                              ========  ========

5.  OTHER SIGNIFICANT TRANSACTIONS

Effective January 1, 1999, Allmerica P&C entered into a whole account aggregate excess of loss reinsurance agreement with a highly rated reinsurer. The reinsurance agreement provides accident year coverage for the three years 1999 to 2001 for the Company's property and casualty business, and is subject to cancellation or commutation annually at the Company's option. The program covers losses and allocated loss adjustment

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expenses, including those incurred but not yet reported, in excess of a specified whole account loss and allocated LAE ratio. The annual and aggregate coverage limits for losses and allocated LAE are $150.0 million and $300.0 million, respectively. The effect of this agreement on results of operations in each reporting period is based on losses and allocated LAE ceded, reduced by a sliding scale premium of 50.0-67.0% depending on the size of the loss, and increased by a ceding commission of 20.0% of ceded premium. In addition, net investment income is reduced for amounts credited to the reinsurer. Prior to the AFC corporate reorganization, the Company recognized a net benefit of $16.9 million as a result of this agreement, based on year-to-date and annual estimates of losses and allocated loss adjustment expenses for accident year 1999.

On October 29, 1998, the Company announced that it had adopted a formal restructuring plan for its Risk Management business. As part of this initiative, the segment consolidated its property and casualty field support activities from fourteen regional branches into three hub locations. As a result of the Company's restructuring initiative, it recognized a pretax loss of $9.0 million, in the fourth quarter of 1998.

Approximately $4.8 million of this loss relates to severance and other employee related costs resulting from the elimination of 306 positions, of which 207 and 106 employees had been terminated as of December 31, 1999 and 1998, respectively. In addition, lease cancellations and contract terminations resulted in losses of approximately $2.5 million and $1.7 million, respectively. The Company made payments of approximately $4.2 million and $0.1 million through June 30, 1999 and in 1998, respectively, related to this restructuring initiative.

Effective July 1, 1998, the Company entered into a reinsurance agreement with a highly rated reinsurer that cedes current and future underwriting losses, including unfavorable development of prior year reserves, up to a $40.0 million maximum, relating to the Company's reinsurance pool business. These pools consist primarily of the Company's assumed stop loss business, small group managed care pools, long-term disability and long-term care pools, student accident and special risk business. The agreement is consistent with management's decision to exit this line of business, which the Company expects to run-off over the next three years. As a result of this transaction, the Company recognized a $25.3 million pre-tax loss in the third quarter of 1998. This loss is reported in 1999 as part of the discontinued operations of the Company.

Effective January 1, 1998, the Company entered into an agreement with a highly rated reinsurer to reinsure the mortality risk on substantially all of the universal life and variable universal life blocks of business. The agreement did not have a material effect on its results of operations or financial position.

In 1999, 1998 and 1997, Allmerica P&C redeemed 8,662.7, 3,289.5 and 5,735.3 shares, respectively, of its issued and outstanding common stock owned by AFC for $350.0 million, $125.0 million and $195.0 million, respectively, thereby increasing the Company's total ownership to 84.5% as of June 30, 1999. The increases in the Company's ownership of Allmerica P&C through June 30, 1999, and for 1998 and 1997 were 14.5%, 4.3% and 6.3%, respectively. The 1999 transaction consisted of cash and cash equivalents. The 1998 transaction consisted of $124.0 million of securities and $1.0 million of cash. The 1997 transaction consisted of $55.0 million of securities and $140.0 million of cash.

The merger of Allmerica P&C and a wholly-owned subsidiary of AFC was consummated on July 16, 1997. Through the merger, AFC acquired all of the outstanding common stock of Allmerica P&C that FAFLIC did not already own in exchange for cash of $425.6 million and approximately 9.7 million shares of AFC stock valued at $372.5 million. At consummation of this transaction AFC owned 59.5% through FAFLIC and 40.5% directly. The merger has been recognized as a purchase. Total consideration of approximately $798.1 million

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

has been allocated to the minority interest in the assets and liabilities based on estimates of their fair values. The minority interest acquired totaled $703.5 million. A total of $90.6 million representing the excess of the purchase price over the fair values of the net assets acquired, net of deferred taxes, has been allocated to goodwill and is being amortized over a 40-year period.

On April 14, 1997, the Company entered into an agreement in principle to cede substantially all of the Company's individual disability income line of business under a 100% coinsurance agreement with a highly rated reinsurer. The coinsurance agreement became effective October 1, 1997. The transaction has resulted in the recognition of a $53.9 million pre-tax loss in the first quarter of 1997.

6.  INVESTMENTS

A.  SUMMARY OF INVESTMENTS

The Company accounts for its investments, all of which are classified as available-for-sale, in accordance with Statement No. 115.

The amortized cost and fair value of available-for-sale fixed maturities and equity securities were as follows:

                                                             1999
                                          -------------------------------------------
                                                       GROSS       GROSS
DECEMBER 31,                              AMORTIZED  UNREALIZED  UNREALIZED    FAIR
(IN MILLIONS)                             COST (1)     GAINS       LOSSES     VALUE
-------------                             ---------  ----------  ----------  --------
U.S. Treasury securities and U.S.
 government and agency securities.......  $   62.6     $  1.0      $  0.5    $   63.1
States and political subdivisions.......      13.5        0.1         0.1        13.5
Foreign governments.....................      80.0        2.1         0.1        82.0
Corporate fixed maturities..............   3,206.5       63.2       116.9     3,152.8
Mortgage-backed securities..............     359.0        1.3        11.0       349.3
                                          --------     ------      ------    --------
Total fixed maturities..................  $3,721.6     $ 67.7      $128.6    $3,660.7
                                          ========     ======      ======    ========
Equity securities.......................  $   27.9     $ 24.7      $  1.2    $   51.4
                                          ========     ======      ======    ========

                                                             1998
                                          -------------------------------------------
                                                       GROSS       GROSS
DECEMBER 31,                              AMORTIZED  UNREALIZED  UNREALIZED    FAIR
(IN MILLIONS)                             COST (1)     GAINS       LOSSES     VALUE
-------------                             ---------  ----------  ----------  --------
U.S. Treasury securities and U.S.
 government and agency securities.......  $  192.8     $ 12.0      $ 24.5    $  180.3
States and political subdivisions.......   2,408.9       83.0         5.2     2,486.7
Foreign governments.....................     107.9        7.7         4.5       111.1
Corporate fixed maturities..............   4,293.3      167.8        81.9     4,379.2
Mortgage-backed securities..............     517.9       11.5         2.8       526.6
                                          --------     ------      ------    --------
Total fixed maturities..................  $7,520.8     $282.0      $118.9    $7,683.9
                                          ========     ======      ======    ========
Equity securities.......................  $  253.1     $151.1      $  7.1    $  397.1
                                          ========     ======      ======    ========

(1) Amortized cost for fixed maturities and cost for equity securities.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with AFLIAC's voluntary withdrawal of its license in New York, AFLIAC agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding general account liabilities of AFLIAC for New York policyholders, claimants and creditors. At December 31, 1999, the amortized cost and market value of these assets on deposit in New York were $196.4 million and $193.0 million, respectively. At December 31, 1998, the amortized cost and market value of assets on deposit were $268.5 million and $284.1 million, respectively. In addition, fixed maturities, excluding those securities on deposit in New York, with an amortized cost of $18.3 million and $105.4 million were on deposit with various state and governmental authorities at December 31, 1999 and 1998, respectively.

There were no contractual fixed maturity investment commitments at December 31, 1999.

The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity.

                                                                     1999
                                                              -------------------
DECEMBER 31,                                                  AMORTIZED    FAIR
(IN MILLIONS)                                                   COST      VALUE
-------------                                                 ---------  --------
Due in one year or less.....................................  $  224.4   $  225.7
Due after one year through five years.......................   1,324.0    1,328.4
Due after five years through ten years......................   1,409.1    1,369.9
Due after ten years.........................................     764.1      736.7
                                                              --------   --------
Total.......................................................  $3,721.6   $3,660.7
                                                              ========   ========

Unrealized gains and losses on available-for-sale and other securities, are summarized as follows:

                                                                             EQUITY
FOR THE YEARS ENDED DECEMBER 31,                                FIXED      SECURITIES
(IN MILLIONS)                                                 MATURITIES  AND OTHER (1)  TOTAL
-------------                                                 ----------  -------------  ------
1999
Net appreciation, beginning of year.........................    $ 79.0       $ 90.2      $169.2
                                                                ------       ------      ------
Net (depreciation) appreciation on available-for-sale
 securities.................................................    (254.4)      (122.3)     (376.7)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................      78.5       --            78.5
Provision for deferred federal income taxes and minority
 interest...................................................      72.1         64.7       136.8
Distribution of subsidiaries (See Note 3)...................      (5.6)       (17.1)      (22.7)
                                                                ------       ------      ------
                                                                (109.4)       (74.7)     (184.1)
                                                                ------       ------      ------
Net appreciation, end of year...............................    $(30.4)      $ 15.5      $(14.9)
                                                                ======       ======      ======

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                             EQUITY
FOR THE YEARS ENDED DECEMBER 31,                                FIXED      SECURITIES
(IN MILLIONS)                                                 MATURITIES  AND OTHER (1)  TOTAL
-------------                                                 ----------  -------------  ------
1998
Net appreciation, beginning of year.........................    $122.6       $ 86.7      $209.3
                                                                ------       ------      ------
Net (depreciation) appreciation on available-for-sale
 securities.................................................     (99.3)         4.4       (94.9)
Appreciation due to Allmerica P&C purchase of minority in
 interest of Citizens.......................................      10.7         10.7        21.4
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................       6.3       --             6.3
Provision for deferred federal income taxes and minority
 interest...................................................      38.7        (11.6)       27.1
                                                                ------       ------      ------
                                                                 (43.6)         3.5       (40.1)
                                                                ------       ------      ------
Net appreciation, end of year...............................    $ 79.0       $ 90.2      $169.2
                                                                ======       ======      ======

1997
Net appreciation, beginning of year.........................    $ 71.3       $ 60.1      $131.4
                                                                ------       ------      ------
Net appreciation (depreciation) on available-for-sale
 securities.................................................      83.2         (5.9)       77.3
Appreciation due to AFC purchase of minority interest of
 Allmerica P&C..............................................      50.7         59.6       110.3
Net depreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................     (16.7)      --           (16.7)
Provision for deferred federal income taxes and minority
 interest...................................................     (65.9)       (27.1)      (93.0)
                                                                ------       ------      ------
                                                                  51.3         26.6        77.9
                                                                ------       ------      ------
Net appreciation, end of year...............................    $122.6       $ 86.7      $209.3
                                                                ======       ======      ======

(1) Includes net (depreciation) appreciation on other investments of $(1.1) million, $0.8 million, and $1.8 million, in 1999, 1998, and 1997, respectively.

B.  MORTGAGE LOANS AND REAL ESTATE

FAFLIC's mortgage loans are diversified by property type and location. Real estate investments have been obtained primarily through foreclosure. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the property's value at the time the original loan is made.

The carrying values of mortgage loans and real estate investments net of applicable reserves were $533.6 million and $582.7 million at December 31, 1999 and 1998, respectively. Reserves for mortgage loans were $5.8 million and $11.5 million at December 31, 1999 and 1998, respectively.

During 1997, the Company committed to a plan to dispose of all real estate assets. At December 31, 1999, there were 2 properties remaining in the Company's real estate portfolio which are being actively marketed. Depreciation is not recorded on these assets while they are held for disposal.

There were no non-cash investing activities, including real estate acquired through foreclosure of mortgage loans, in 1999, 1998 and 1997.

There were no material contractual commitments to extend credit under commercial mortgage loan agreements at December 31, 1999.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Mortgage loans and real estate investments comprised the following property types and geographic regions:

DECEMBER 31,
(IN MILLIONS)                                                  1999    1998
-------------                                                 ------  ------
Property type:
  Office building...........................................  $301.5  $304.4
  Residential...............................................    50.3    52.8
  Retail....................................................    92.2   108.5
  Industrial/warehouse......................................    83.6   110.0
  Other.....................................................    11.8    18.5
  Valuation allowances......................................    (5.8)  (11.5)
                                                              ------  ------
Total.......................................................  $533.6  $582.7
                                                              ======  ======
Geographic region:
  South Atlantic............................................  $132.2  $136.1
  Pacific...................................................   133.6   155.1
  East North Central........................................    62.5    80.5
  Middle Atlantic...........................................    50.3    61.2
  West South Central........................................    90.8    54.7
  New England...............................................    40.7    60.7
  Other.....................................................    29.3    45.9
  Valuation allowances......................................    (5.8)  (11.5)
                                                              ------  ------
Total.......................................................  $533.6  $582.7
                                                              ======  ======

At December 31, 1999, scheduled mortgage loan maturities were as follows: 2000 -- $108.1 million; 2001 -- $33.9 million; 2002 -- $27.5 million; 2003 -- $40.6 million; 2004 -- $76.4 million; and $234.7 million thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. During 1999, the Company did not refinance any mortgage loans based on terms which differed from those granted to new borrowers.

C.  INVESTMENT VALUATION ALLOWANCES

Investment valuation allowances which have been deducted in arriving at investment carrying values as presented in the consolidated balance sheets and changes thereto are shown below.

FOR THE YEARS ENDED DECEMBER 31,                              BALANCE AT                           BALANCE AT
(IN MILLIONS)                                                 JANUARY 1   PROVISIONS  WRITE-OFFS  DECEMBER 31
-------------                                                 ----------  ----------  ----------  ------------
1999
Mortgage loans..............................................    $11.5       $(2.4)      $ 3.3         $ 5.8
                                                                =====       =====       =====         =====
1998
Mortgage loans..............................................    $20.7       $(6.8)      $ 2.4         $11.5
                                                                =====       =====       =====         =====
1997
Mortgage loans..............................................    $19.6       $ 2.5       $ 1.4         $20.7
Real estate.................................................     14.9         6.0        20.9        --
                                                                -----       -----       -----         -----
Total.......................................................    $34.5       $ 8.5       $22.3         $20.7
                                                                =====       =====       =====         =====

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Provisions on mortgages during 1999 and 1998 reflect the release of redundant specific reserves. Write-offs of $20.9 million to the investment valuation allowance related to real estate in 1997 primarily reflect write downs to the estimated fair value less costs to sell pursuant to the aforementioned 1997 plan of disposal.

The carrying value of impaired loans was $18.0 million and $22.0 million, with related reserves of $0.8 million and $6.0 million as of December 31, 1999 and 1998, respectively. All impaired loans were reserved for as of December 31, 1999 and 1998.

The average carrying value of impaired loans was $21.0 million, $26.1 million and $30.8 million, with related interest income while such loans were impaired of $2.1 million, $3.2 million and $3.2 million as of December 31, 1999, 1998 and 1997, respectively.

D.  FUTURES CONTRACTS

The Company purchases long futures contracts and sells short futures contracts on margin to hedge against interest rate fluctuations associated with the sale of Guaranteed Investment Contracts ("GICs") and other funding agreements. The Company is exposed to interest rate risk from the time of sale of the GIC until the receipt of the deposit and purchase of the underlying asset to back the liability. The Company only trades futures contracts with nationally recognized brokers, which the Company believes have adequate capital to ensure that there is minimal danger of default. The Company does not require collateral or other securities to support financial instruments with credit risk.

The notional amount of futures contracts outstanding was $37.1 million and $92.7 million at December 31, 1999 and 1998, respectively. The notional amounts of the contracts represent the extent of the Company's investment but not future cash requirements, as the Company generally settles open positions prior to maturity. The maturity of all futures contracts outstanding is less than one year. The fair value of futures contracts outstanding was $36.8 million and $92.5 million at December 31, 1999 and 1998, respectively.

Gains and losses on hedge contracts related to interest rate fluctuations are deferred and recognized in income over the period being hedged corresponding to related guaranteed investment contracts. If instruments being hedged by futures contracts are disposed, any unamortized gains or losses on such contracts are included in the determination of the gain or loss from the disposition. Deferred hedging losses were $0.9 million and $1.8 million in 1999 and 1998, respectively. Gains and losses on hedge contracts that are deemed ineffective by the Company are realized immediately. There was $0.1 million of gains realized on ineffective hedges in 1998. There were no gains or losses in 1999 and 1997.

A reconciliation of the notional amount of futures contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999       1998      1997
-------------                                                 ---------  ---------  ------
Contracts outstanding, beginning of year....................  $    92.7  $  --      $(33.0)
New contracts...............................................      947.0    1,117.5    (0.2)
Contracts terminated........................................   (1,002.6)  (1,024.8)   33.2
                                                              ---------  ---------  ------
Contracts outstanding, end of year..........................  $    37.1  $    92.7  $ --
                                                              =========  =========  ======

E.  FOREIGN CURRENCY SWAP CONTRACTS

The Company enters into foreign currency swap contracts with swap counterparties to hedge foreign currency exposure on specific fixed income securities. Additionally, in 1999, the Company entered into a foreign

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

currency swap contract to hedge foreign currency exposure on specific fixed rate funding agreements. Interest and principal related to foreign fixed income securities and liabilities payable in foreign currencies, at current exchange rates, are exchanged for the equivalent payment in U.S dollars translated at a specific currency exchange rate. The primary risk associated with these transactions is the inability of the counterparty to meet its obligation. The Company regularly assesses the financial strength of its counterparties and generally enters into forward or swap agreements with counterparties rated "A" or better by nationally recognized rating agencies. The Company's maximum exposure to counterparty credit risk is the difference between the foreign currency exchange rate, as agreed upon in the swap contract, and the foreign currency spot rate on the date of the exchange, as indicated by the fair value of the contract. The fair values of the foreign currency swap contracts outstanding were $(4.7) million and $1.2 million at December 31, 1999 and 1998, respectively. Changes in the fair value of contracts hedging fixed income securities are reported as an unrealized gain or loss, consistent with the underlying hedged security. Changes in fair value of contracts hedging fixed rate funding agreements are reported as other operating income, consistent with the underlying hedged liability. The net decrease in other operating income related to these contracts was $2.6 million in 1999. The Company does not require collateral or other security to support financial instruments with credit risk.

The difference between amounts paid and received on foreign currency swap contracts is reflected in the net investment income related to the underlying assets and is not material in 1999, 1998 and 1997. Any gain or loss on the termination of swap contracts is deferred and recognized with any gain or loss on the hedged transaction. The Company had no deferred gain or loss on foreign currency swap contracts in 1999 or 1998.

A reconciliation of the notional amount of foreign currency swap contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999   1998    1997
-------------                                                 ------  -----  ------
Contracts outstanding, beginning of year....................  $ 42.6  $42.6  $ 47.6
New contracts...............................................    52.9   --       5.0
Contracts expired...........................................   (24.0)  --     (10.0)
                                                              ------  -----  ------
Contracts outstanding, end of year..........................  $ 71.5  $42.6  $ 42.6
                                                              ======  =====  ======

Expected maturities of foreign currency swap contracts outstanding at December 31, 1999 are $8.3 million in 2000, $52.9 million in 2001 and $10.3 million thereafter. There are no expected maturities of such foreign currency swap contracts in 2002, 2003 and 2004.

F.  INTEREST RATE SWAP CONTRACTS

The Company enters into interest rate swap contracts to hedge exposure to interest rate fluctuations. Specifically, for floating rate GIC liabilities that are matched with fixed rate securities, the Company manages the interest rate risk by hedging with interest rate swap contracts. Under these swap contracts, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount. As with foreign currency swap contracts, the primary risk associated with these transactions is the inability of the counterparty to meet its obligation. The Company regularly assesses the financial strength of its counterparties and generally enters into forward or swap agreements with counterparties rated "A" or better by nationally recognized rating agencies. Because the underlying principal of swap contracts is not exchanged, the Company's maximum exposure to counterparty credit risk is the difference in payments exchanged, which at December 31, 1999 and 1998 were net payables of $4.2 million and $3.9 million, respectively. The Company does not require collateral or other security to support financial instruments with credit risk.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The net amount receivable or payable is recognized over the life of the swap contract as an adjustment to net investment income. The decrease in net investment income related to interest rate swap contracts was $7.0 million, $2.8 million and $0.4 million for the years ended December 31, 1999, 1998 and 1997, respectively. The fair value of interest rate swap contracts outstanding was $33.1 million and $(28.3) million at December 31, 1999 and 1998, respectively. Changes in the fair value of contracts are reported as an unrealized gain or loss, consistent with the underlying hedged security. Any gain or loss on the termination of interest rate swap contracts accounted for as hedges are deferred and recognized with the gain or loss on the hedged transaction. The Company had no deferred gain or loss on interest rate swap contracts in 1999 or 1998.

A reconciliation of the notional amount of interest rate swap contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999      1998     1997
-------------                                                 --------  --------  ------
Contracts outstanding, beginning of year....................  $1,112.6  $  244.1  $  5.0
New contracts...............................................     905.4     873.5   244.7
Contracts terminated........................................    (888.5)    --       --
Contracts expired...........................................     (80.0)     (5.0)   (5.6)
Distribution of subsidiaries (Note 3).......................     (23.6)    --       --
                                                              --------  --------  ------
Contracts outstanding, end of year..........................  $1,025.9  $1,112.6  $244.1
                                                              ========  ========  ======

Expected maturities of interest rate swap contracts outstanding at December 31, 1999 are $44.0 million in 2000, $43.1 million in 2001, $83.5 million in 2002,
$536.0 million in 2003, and $319.3 million in 2004. There are no expected maturities of such interest rate swap contracts thereafter.

G.  OTHER SWAP CONTRACTS

The Company enters into insurance portfolio-linked and credit default swap contracts for investment purposes. Under the insurance portfolio-linked swap contracts, the Company agrees to exchange cash flows according to the performance of a specified underwriter's portfolio of insurance business. As with interest rate swap contracts, the primary risk associated with insurance portfolio-linked swap contracts is the inability of the counterparty to meet its obligation. Under the terms of the credit default swap contracts, the Company assumes the default risk of a specific high credit quality issuer in exchange for a stated annual premium. In the case of default, the Company will pay the counterparty par value for a pre-determined security of the issuer. The primary risk associated with these transactions is the default risk of the underlying companies. The Company regularly assesses the financial strength of its counterparties and the underlying companies in default swap contracts, and generally enters into forward or swap agreements with counterparties rated "A" or better by nationally recognized rating agencies. Because the underlying principal of swap contracts is not exchanged, the Company's maximum exposure to counterparty credit risk is the difference in payments exchanged, which at December 31, 1999, was not material to the Company. The Company does not require collateral or other security to support financial instruments with credit risk.

The swap contracts are marked to market with any gain or loss recognized currently. The fair values of swap contracts outstanding were $(0.3) million and $(0.1) million at December 31, 1999 and 1998, respectively. The net amount receivable or payable under insurance portfolio-linked swap contracts is recognized when the contracts are marked to market. The net (decrease) increase in realized investment gains related to these contracts was $(0.2) million, $1.0 million and $(1.4) million for the years ended December 31, 1999, 1998 and 1997, respectively.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The stated annual premium under credit default swap contracts is recognized currently in net investment income. The net increase to investment income related to credit default swap contracts was $0.4 million and $0.2 million for the years ended December 31, 1999 and 1998, respectively. There was no net investment income recognized in 1997.

A reconciliation of the notional amount of other swap contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999     1998    1997
-------------                                                 -------  ------  -------
Contracts outstanding, beginning of year....................  $ 255.0  $ 15.0  $  58.6
New contracts...............................................     50.0   266.3    192.1
Contracts expired...........................................   (115.0)  (26.3)  (211.6)
Contracts terminated........................................    --       --      (24.1)
                                                              -------  ------  -------
Contracts outstanding, end of year..........................  $ 190.0  $255.0  $  15.0
                                                              =======  ======  =======

Expected maturities of other swap contracts outstanding at December 31, 1999 are as follows: $140.0 million in 2000 and $50.0 million in 2001. There are no expected maturities of such other swap contracts in 2002, 2003, 2004 and thereafter.

H.  OTHER

At December 31, 1999 and 1998, FAFLIC had no concentration of investments in a single investee exceeding 10% of shareholder's equity.

7.  INVESTMENT INCOME AND GAINS AND LOSSES

A.  NET INVESTMENT INCOME

The components of net investment income were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998    1997
-------------                                                 ------  ------  ------
Fixed maturities............................................  $415.7  $509.6  $523.3
Mortgage loans..............................................    45.5    57.6    57.1
Equity securities...........................................     1.7     7.2    10.5
Policy loans................................................    12.7    11.9    10.9
Real estate and other long-term investments.................    14.4     7.0    31.5
Short-term investments......................................    26.6    15.6     9.9
                                                              ------  ------  ------
Gross investment income.....................................   516.6   608.9   643.2
Less investment expenses....................................   (13.5)  (15.0)  (23.7)
                                                              ------  ------  ------
Net investment income.......................................  $503.1  $593.9  $619.5
                                                              ======  ======  ======

At December 31, 1999, the company had fixed maturities with a carrying value of $1.0 million on non-accrual status. There were no mortgage loans on non-accrual status at December 31, 1999. At December 31, 1998, there was one mortgage loan on non-accrual status which had an outstanding principal balance of $4.3 million. This loan was restructured and fully impaired. There were no fixed maturities on non-accrual status at December 31, 1998. The effect of non-accruals, compared with amounts that would have been recognized in

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

accordance with the original terms of the investments, was a reduction in net income by $1.4 million in 1999, and had no impact in 1998 and 1997.

The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $18.8 million, $28.7 million and $40.3 million at December 31, 1999, 1998 and 1997, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $2.5 million, $3.3 million and $3.9 million in 1999, 1998 and 1997, respectively. Actual interest income on these loans included in net investment income aggregated $1.8 million, $3.3 million and $4.2 million in 1999, 1998 and 1997, respectively.

There were no mortgage loans which were non-income producing for the year ended December 31, 1999. There were, however, fixed maturities with a carrying value of $0.3 million which were non-income producing for the year ended December 31, 1999.

Included in other long-term investments is income from limited partnerships of $6.6 million in 1999, losses of $6.3 million in 1998, and income of $7.6 million in 1997.

B.  NET REALIZED INVESTMENT GAINS AND LOSSES

Realized gains (losses) on investments were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998   1997
-------------                                                 ------  ------  -----
Fixed maturities............................................  $(52.0) $(11.6) $14.2
Mortgage loans..............................................     2.5     8.8   (1.2)
Equity securities...........................................   141.3    63.7   53.5
Real estate and other.......................................     8.5    --      9.8
                                                              ------  ------  -----
Net realized investment gains...............................  $100.3  $ 60.9  $76.3
                                                              ======  ======  =====

The proceeds from voluntary sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:

                                                              PROCEEDS FROM
FOR THE YEARS ENDED DECEMBER 31,                                VOLUNTARY    GROSS   GROSS
(IN MILLIONS)                                                     SALES      GAINS   LOSSES
-------------                                                 -------------  ------  ------
1999
Fixed maturities............................................    $1,480.5     $  9.2  $ 27.1
Equity securities...........................................       421.2      149.0     7.6

1998
Fixed maturities............................................    $  979.2     $ 17.9  $ 11.3
Equity securities...........................................       258.7       72.8     9.0

1997
Fixed maturities............................................    $1,870.7     $ 27.0  $ 15.9
Equity securities...........................................       144.9       55.5     1.2

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C.  OTHER COMPREHENSIVE (LOSS) INCOME RECONCILIATION

The following table provides a reconciliation of gross unrealized (losses) gains to the net balance shown in the Consolidated Statements of Comprehensive (Loss)
Income:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999      1998     1997
-------------                                                 --------  --------  ------
Unrealized (losses) gains on securities:
Unrealized holding (losses) gains arising during period,
 (includes $22.7 resulting from the distribution of
 subsidiaries in 1999, net of taxes (benefit) and minority
 interest of $(103.3) million, $(20.8) million and $123.7
 million in 1999, 1998 and 1997, respectively)..............  $ (121.9) $   (6.8) $115.5
Less: reclassification adjustment for (losses) gains
 included in net income (net of taxes and minority interest
 of $33.5 million, $21.5 million and $30.7 million in 1999,
 1998 and 1997, respectively)...............................     (62.2)     33.3    37.6
                                                              --------  --------  ------
Other comprehensive (loss) income...........................  $ (184.1) $  (40.1) $ 77.9
                                                              ========  ========  ======

8.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments which have comparable terms and credit quality. Included in the fair value of fixed maturities are swap contracts used to hedge fixed maturities with a fair value of $31.1 million and $(27.1) million at December 31, 1999 and 1998, respectively. In addition, the Company held futures contracts with a carrying value of $(0.9) million and $(1.8) million at December 31, 1999 and 1998, respectively. The fair value of these contracts was $36.8 million and $92.5 million at December 31, 1999 and 1998, respectively.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

MORTGAGE LOANS

Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans is limited to the lesser of the present value of the cash flows or book value.

POLICY LOANS

The carrying amount reported in the consolidated balance sheets approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

INVESTMENT CONTRACTS (WITHOUT MORTALITY FEATURES)

Fair values for the Company's liabilities under guaranteed investment type contracts are estimated using discounted cash flow calculations using current interest rates for similar contracts with maturities consistent with those remaining for the contracts being valued. Liabilities under individual fixed annuity contracts are estimated based on current surrender values, supplemental contracts without life contingencies reflect current fund balances, and other individual contract funds represent the present value of future policy benefits. All other liabilities are based on surrender values.

TRUST INSTRUMENTS SUPPORTED BY FUNDING OBLIGATIONS

Fair values are estimated using discounted cash flow calculations using current interest rates for similar contracts with maturities consistent with those remaining for the contracts being valued.

DEBT

The carrying value of short-term debt reported in the balance sheet approximates fair value.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair values of the financial instruments were as follows:

                                                                     1999                1998
                                                              ------------------  ------------------
DECEMBER 31,                                                  CARRYING    FAIR    CARRYING    FAIR
(IN MILLIONS)                                                  VALUE     VALUE     VALUE     VALUE
-------------                                                 --------  --------  --------  --------
FINANCIAL ASSETS
  Cash and cash equivalents.................................  $  279.3  $  279.3  $  504.0  $  504.0
  Fixed maturities..........................................   3,660.7   3,660.7   7,683.9   7,683.9
  Equity securities.........................................      51.4      51.4     397.1     397.1
  Mortgage loans............................................     521.2     521.9     562.3     587.1
  Policy loans..............................................     170.5     170.5     154.3     154.3
                                                              --------  --------  --------  --------
                                                              $4,683.1  $4,683.8  $9,301.6  $9,326.4
                                                              ========  ========  ========  ========
FINANCIAL LIABILITIES
  Guaranteed investment contracts...........................  $1,316.0  $1,341.4  $1,791.8  $1,830.8
  Supplemental contracts without life contingencies.........      48.8      48.8      37.3      37.3
  Dividend accumulations....................................      88.1      88.1      88.4      88.4
  Other individual contract deposit funds...................      48.4      48.2      61.6      61.1
  Other group contract deposit funds........................     602.9     583.5     700.4     704.0
  Individual fixed annuity contracts........................   1,092.5   1,057.1   1,110.6   1,073.6
  Trust instruments supported by funding obligations........      50.6      49.6     --        --
  Short-term debt...........................................     --        --        221.3     221.3
                                                              --------  --------  --------  --------
                                                              $3,247.3  $3,216.7  $4,011.4  $4,016.5
                                                              ========  ========  ========  ========

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  CLOSED BLOCK

Included in other income in the Consolidated Statements of Income in 1999, 1998 and 1997 is a net pre-tax contribution from the Closed Block of $13.8 million, $10.4 million and $9.1 million, respectively. Summarized financial information of the Closed Block as of December 31, 1999 and 1998 and for the periods ended December 31, 1999, 1998 and 1997 is as follows:

DECEMBER 31,
(IN MILLIONS)                                                  1999    1998
-------------                                                 ------  ------
Assets
  Fixed maturities, at fair value (amortized cost of $387.4
    and $399.1
    respectively)...........................................  $372.9  $414.2
  Mortgage loans............................................   136.3   136.0
  Policy loans..............................................   201.1   210.9
  Cash and cash equivalents.................................    22.6     9.4
  Accrued investment income.................................    14.0    14.1
  Deferred policy acquisition costs.........................    13.1    15.6
  Other assets..............................................    12.3     2.9
                                                              ------  ------
Total assets................................................  $772.3  $803.1
                                                              ======  ======
Liabilities
  Policy liabilities and accruals...........................  $835.2  $862.9
  Other liabilities.........................................     6.9     9.1
                                                              ------  ------
Total liabilities...........................................  $842.1  $872.0
                                                              ======  ======

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998    1997
-------------                                                 ------  ------  ------
Revenues
  Premiums and other income.................................  $ 52.1  $ 55.4  $ 58.3
  Net investment income.....................................    53.8    53.3    53.4
  Realized investment (loss) gain...........................    (0.6)    0.1     1.3
                                                              ------  ------  ------
Total revenues..............................................   105.3   108.8   113.0
                                                              ------  ------  ------
Benefits and expenses
  Policy benefits...........................................    88.9    95.0   100.5
  Policy acquisition expenses...............................     2.5     2.7     3.0
  Other operating expenses..................................     0.1     0.7     0.4
                                                              ------  ------  ------
Total benefits and expenses.................................    91.5    98.4   103.9
                                                              ------  ------  ------
Contribution from the Closed Block..........................  $ 13.8  $ 10.4  $  9.1
                                                              ======  ======  ======

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999     1998     1997
-------------                                                 -------  -------  -------
Cash flows
  Cash flows from operating activities:
  Contribution from the Closed Block........................  $  13.8  $  10.4  $   9.1
  Change in:
    Deferred policy acquisition costs, net..................      2.5      2.6      2.9
    Premiums and other receivables..........................    --         0.3    --
    Policy liabilities and accruals.........................    (13.1)   (13.5)   (11.6)
    Accrued investment income...............................      0.1        -      0.2
    Deferred taxes..........................................    --         0.1     (5.1)
    Other assets............................................     (8.3)     2.4     (2.9)
    Expenses and taxes payable..............................     (2.9)    (2.9)    (2.0)
    Other, net..............................................      0.8     (0.1)    (1.2)
                                                              -------  -------  -------
  Net cash used in operating activities.....................     (7.1)    (0.7)   (10.6)
  Cash flows from investing activities:
    Sales, maturities and repayments of investments.........    139.0     83.6    161.6
    Purchases of investments................................   (128.5)  (106.5)  (161.4)
    Other, net..............................................      9.8      7.9     11.4
                                                              -------  -------  -------
  Net cash provided by (used in) investing activities.......     20.3    (15.0)    11.6
                                                              -------  -------  -------
Net increase (decrease) in cash and cash equivalents........     13.2    (15.7)     1.0
Cash and cash equivalents, beginning of year................      9.4     25.1     24.1
                                                              -------  -------  -------
Cash and cash equivalents, end of year......................  $  22.6  $   9.4  $  25.1
                                                              =======  =======  =======

There were no valuation allowances on mortgage loans in the Closed Block at December 31, 1999, 1998 or 1997, respectively.

Many expenses related to Closed Block operations are charged to operations outside the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside the Closed Block.

10.  DEBT

Short-term debt consisted of the following:

DECEMBER 31,
(IN MILLIONS)                                                  1999    1998
-------------                                                 ------  ------
Short-term
  Commercial paper..........................................  $ --    $ 41.3
  Borrowings under bank credit facility.....................    --     150.0
  Repurchase agreements.....................................    --      30.0
                                                              ------  ------
Total short-term debt.......................................  $ --    $221.3
                                                              ======  ======

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FAFLIC issues commercial paper primarily to manage imbalances between operating cash flows and existing commitments. Commercial paper borrowing arrangements are supported by a credit agreement. At December 31, 1999, there was no commercial paper outstanding.

Effective December 4, 1998, the Company entered into a credit agreement that expired on February 5, 1999. Borrowings under this agreement were unsecured and incurred interest at a rate per annum equal to the eurodollar rate plus applicable margin. Borrowings outstanding under this credit facility at December 31, 1998 were $150.0 million. These borrowings were repaid in February 1999.

The company utilizes repurchase agreements to finance certain transactions and had approximately $30 million in such agreements outstanding at December 31,1998. There were no repurchase agreements outstanding at December 31, 1999.

In 1999, there was no interest expense related to borrowings under the credit agreement. Interest expense related to borrowings under the credit agreement was approximately $0.7 million and $2.8 million in 1998 and 1997, respectively. All interest expense is recorded in other operating expenses.

In October, 1995, AFC issued Senior Debentures with a face value of $200.0 million, pay interest at a rate of 7 5/8%, and mature on October 16, 2025. The primary source of cash for repayment of the debt by AFC is dividends from FAFLIC and Allmerica P&C.

11.  FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of SFAS No. 109. A summary of the federal income tax expense (benefit) on continuing operations in the consolidated statements of income is shown below:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998    1997
-------------                                                 ------  ------  ------
Federal income tax expense (benefit)
  Current...................................................  $88.7   $ 74.6  $74.4
  Deferred..................................................    4.3    (15.4)  14.2
                                                              -----   ------  -----
Total.......................................................  $93.0   $ 59.2  $88.6
                                                              =====   ======  =====

The federal income taxes attributable to the consolidated results of continuing operations are different from the amounts determined by multiplying income before federal income taxes by the statutory federal income tax rate. The sources of the difference and the tax effects of each were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999     1998    1997
-------------                                                 --------  ------  ------
Expected federal income tax expense on continuing
  operations................................................   $133.9   $107.9  $122.9
  Tax-exempt interest.......................................    (24.2)   (38.9)  (37.9)
  Dividend received deduction...............................    --        (5.1)   (3.2)
  Changes in tax reserve estimates..........................     (8.7)     2.3     7.8
  Tax credits...............................................     (8.5)    (8.5)   (2.7)
  Other, net................................................      0.5      1.5     1.7
                                                               ------   ------  ------
Federal income tax expense on continuing operations.........   $ 93.0   $ 59.2  $ 88.6
                                                               ======   ======  ======

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The deferred income tax (asset) liability represents the tax effects of temporary differences attributable to the Company's consolidated federal tax return group. Its components were as follows:

DECEMBER 31,
(IN MILLIONS)                                                   1999       1998
-------------                                                 --------   --------
Deferred tax (assets) liabilities
  AMT carryforwards.........................................  $ --       $ (16.8)
  Loss reserve discounting..................................   (283.5)    (406.6)
  Deferred acquisition costs................................    355.7      345.8
  Employee benefit plans....................................    (52.0)     (45.3)
  Investments, net..........................................    (19.5)     121.7
  Bad debt reserve..........................................    --          (1.8)
  Litigation reserve........................................     (6.0)     (10.9)
  Discontinued operations...................................    (11.7)     --
  Other, net................................................     (1.1)      (5.5)
                                                              -------    -------
Deferred tax asset, net.....................................  $ (18.1)   $ (19.4)
                                                              =======    =======

Gross deferred income tax assets totaled $515.8 million and $486.9 millions at December 31, 1999 and 1998, respectively. Gross deferred income tax liabilities totaled $497.7 million and $467.5 million at December 31, 1999 and 1998, respectively.

The Company believes, based on the its recent earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize all deferred tax assets. In determining the adequacy of future income, the Company considered the future reversal of its existing temporary differences and available tax planning strategies that could be implemented, if necessary. At December 31, 1999 there are no available alternative minimum tax credit carryforwards.

The Company's federal income tax returns are routinely audited by the Internal Revenue Services ("IRS"), and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has examined the FAFLIC/AFLIAC consolidated group's federal income tax returns through 1994. The IRS has also examined the former Allmerica P&C consolidated group's federal income tax returns through 1994. The Company has appealed certain adjustments proposed by the IRS with respect to the federal income tax returns for 1992, 1993 and 1994 for the FAFLIC/AFLIAC consolidated group. Also, certain adjustments proposed by the IRS with respect to FAFLIC/AFLIAC's federal income tax returns for 1982 and 1983 remain unresolved. If upheld, these adjustments would result in additional payments; however, the Company will vigorously defend its position with respect to these adjustments. In the Company's opinion, adequate tax liabilities have been established for all years. However, the amount of these tax liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

12.  PENSION PLANS

FAFLIC, as the common employer for all AFC Companies ("affiliated Companies"), provides multiple benefit plans to employees and agents of these affiliated Companies, including retirement plans. The salaries of employees and agents covered by these plans and the expenses of these plans are charged to the affiliated Companies in accordance with an intercompany cost sharing agreement.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FAFLIC provides retirement benefits to substantially all of its employees under a defined benefit pension plan. This plan is based on a defined benefit cash balance formula, whereby the Company annually provides an allocation to each eligible employee based on a percentage of that employee's salary, similar to a defined contribution plan arrangement. The 1999, 1998 and 1997 allocations were based on 7.0% of each eligible employee's salary. In addition to the cash balance allocation, certain transition group employees, who have met specified age and service requirements as of December 31, 1994, are eligible for a grandfathered benefit based primarily on the employees' years of service and compensation during their highest five consecutive plan years of employment. The Company's policy for the plans is to fund at least the minimum amount required by the Employee Retirement Income Security Act of 1974.

Components of net periodic pension cost were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999       1998       1997
-------------                                                 --------   --------   --------
Service cost -- benefits earned during the year.............  $  19.3    $  19.0    $  19.9
Interest cost...............................................     26.5       25.5       23.5
Expected return on plan assets..............................    (38.9)     (34.9)     (31.2)
Recognized net actuarial loss...............................      0.4        0.4        0.1
Amortization of transition asset............................     (1.4)      (1.8)      (1.9)
Amortization of prior service cost..........................     (2.2)      (1.7)      (2.0)
                                                              -------    -------    -------
  Net periodic pension cost.................................  $   3.7    $   6.5    $   8.4
                                                              =======    =======    =======

In 1999, subsequent to the AFC corporate reorganization, approximately $1.7 million of the net periodic pension cost was allocated to the distributed subsidiaries.

The following table summarizes the status of the plan. At December 31, 1999 and 1998 the plans' assets exceeded their projected benefit obligations.

DECEMBER 31,
(IN MILLIONS)                                                   1999       1998
-------------                                                 --------   --------
Change in benefit obligations:
  Projected benefit obligation at beginning of year.........  $ 414.2    $ 370.4
  Service cost -- benefits earned during the year...........     19.3       19.0
  Interest cost.............................................     26.5       25.5
  Actuarial (gains) losses..................................    (44.4)      20.4
  Benefits paid.............................................    (22.9)     (21.1)
                                                              -------    -------
    Projected benefit obligation at end of year.............    392.7      414.2
                                                              -------    -------

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31,
(IN MILLIONS)                                                   1999       1998
-------------                                                 --------   --------
Change in plan assets:
  Fair value of plan assets at beginning of year............    441.6      395.5
  Actual return on plan assets..............................     51.9       67.2
  Benefits paid.............................................    (22.9)     (21.1)
    Fair value of plan assets at end of year................    470.6      441.6
  Funded status of the plan.................................     77.9       27.4
  Unrecognized transition obligation........................    (21.6)     (23.9)
  Unamortized prior service cost............................    (12.0)     (11.0)
  Unrecognized net actuarial gains..........................   (101.6)     (54.9)
                                                              -------    -------
    Net pension liability...................................  $ (57.3)   $ (62.4)
                                                              =======    =======

As a result of AFC's merger with Allmerica P&C in 1997, certain pension liabilities were reduced to reflect their fair value as of the merger date. These pension liabilities were reduced by $8.9 million and $10.3 million in 1999 and 1998, respectively, which reflects fair value, net of applicable amortization.

Determination of the projected benefit obligations was based on a weighted average discount rate of 7.75% and 6.5% in 1999 and 1998, respectively, and the assumed long-term rate of return on plan assets was 9.0% in both 1999 and 1998. The actuarial present value of the projected benefit obligations was determined using assumed rates of increase in future compensation levels ranging from 5.0% to 5.5%. Plan assets are invested primarily in various separate accounts and the general account of FAFLIC. Plan assets also include 796,462 shares and 973,262 shares of AFC Common Stock at December 31, 1999 and 1998, respectively, with a market value of $44.3 million and $56.3 million at December 31, 1999 and 1998, respectively.

The Company has a defined contribution 401(k) plan for its employees, whereby the Company matches employee elective 401(k) contributions, up to a maximum percentage determined annually by the Board of Directors. During 1999, 1998 and 1997, the Company matched 50% of employees' contributions up to 6.0% of eligible compensation. The total expense related to this plan was $5.9 million, $5.6 million and $3.3 million in 1999, 1998 and 1997, respectively. In 1999, subsequent to the AFC corporate reorganization, approximately $1.4 million of the 401(k) expense was allocated to the distributed subsidiaries. In addition to this plan, the Company has a defined contribution plan for substantially all of its agents. The plan expense in 1999, 1998 and 1997 was $3.1 million, $3.0 million and $2.8 million, respectively.

On January 1, 1998, substantially all of the defined benefit and defined contribution 401(k) plans previously provided by the affiliated Companies were merged with the existing benefit plans of FAFLIC. The merger of benefit plans resulted in a $5.9 million change of interest adjustment to additional paid-in capital during 1998. The change of interest adjustment arose from FAFLIC's forgiveness of certain Allmerica P&C benefit plan liabilities attributable to Allmerica P&C's minority interest.

13.  OTHER POSTRETIREMENT BENEFIT PLANS

FAFLIC, as the common employer for all AFC Companies ("affiliated Companies"), provides multiple postretirement medical and death benefit plans to employees, agents and retirees of these affiliated Companies. The costs of these plans are charged to the affiliated Companies in accordance with an intercompany cost sharing agreement.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Generally, employees become eligible at age 55 with at least 15 years of service. Spousal coverage is generally provided for up to two years after death of the retiree. Benefits include hospital, major medical, and a payment at death equal to retirees' final compensation up to certain limits. Effective
January 1, 1996, the Company revised these benefits so as to establish limits on future benefit payments and to restrict eligibility to current employees. The medical plans have varying copayments and deductibles, depending on the plan. These plans are unfunded.

The plans' funded status reconciled with amounts recognized in the Company's Consolidated Balance Sheets were as follows:

DECEMBER 31,
(IN MILLIONS)                                                   1999       1998
-------------                                                 --------   --------
Change in benefit obligation:
Accumulated postretirement benefit obligation at beginning
  of year...................................................  $  84.0    $  71.8
Service cost................................................      2.9        3.1
Interest cost...............................................      4.6        5.1
Actuarial (gains) losses....................................    (21.2)       7.6
Benefits paid...............................................     (3.5)      (3.6)
                                                              -------    -------
  Accumulated postretirement benefit obligation at end of
    year....................................................     66.8       84.0
                                                              -------    -------
Fair value of plan assets at end of year....................    --         --
                                                              -------    -------
Funded status of the plan...................................    (66.8)     (84.0)
Unamortized prior service cost..............................     (9.8)     (12.9)
Unrecognized net actuarial (gains) losses...................    (13.8)       7.5
                                                              -------    -------
  Accumulated postretirement benefit costs..................  $ (90.4)   $ (89.4)
                                                              =======    =======

The components of net periodic postretirement benefit expense were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999       1998       1997
-------------                                                 --------   --------   --------
Service cost................................................   $  2.9     $  3.1     $  3.0
Interest cost...............................................      4.6        5.1        4.6
Recognized net actuarial loss (gain)........................      0.1        0.1       (0.1)
Amortization of prior service cost..........................     (2.3)      (2.4)      (2.7)
                                                               ------     ------     ------
Net periodic postretirement benefit cost....................   $  5.3     $  5.9     $  4.8
                                                               ======     ======     ======

In 1999, subsequent to the AFC corporate reorganization, approximately $1.1 million of the net periodic postretirement cost was allocated to the distributed subsidiaries.

As a result of AFC's merger with Allmerica P&C in 1997, certain postretirement liabilities were reduced to reflect their fair value as of the merger date. These postretirement liabilities were reduced by $4.6 million and $5.4 million in 1999 and 1998, respectively, which reflects fair value, net of applicable amortization.

For purposes of measuring the accumulated postretirement benefit obligation at December 31, 1999, health care costs were assumed to increase 6.0% in 2000, declining thereafter until the ultimate rate of 5.5% is reached in 2001 and remains at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1999 by $4.1 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 1999 by $0.6 million. Conversely, decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 1999 by $3.6 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 1999 by $0.5 million.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% and 6.5% at December 31, 1999 and 1998, respectively. In addition, the actuarial present value of the accumulated postretirement benefit obligation was determined using an assumed rate of increase in future compensation levels of 5.5% for FAFLIC agents.

On January 1, 1998, substantially all of the postretirement medical and death benefits plans previously provided by the affiliated Companies were merged with the existing benefit plans of FAFLIC. The merger of benefit plans resulted in a $3.8 million change of interest adjustment to additional paid-in capital during 1998. The change of interest adjustment arose from FAFLIC's forgiveness of certain Allmerica P&C benefit plan liabilities attributable to Allmerica P&C's minority interest.

14.  DIVIDEND RESTRICTIONS

Massachusetts and Delaware have enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of FAFLIC and AFLIAC, respectively.

Massachusetts' statute limits the dividends an insurer may pay in any twelve month period, without the prior permission of the Commonwealth of Massachusetts Insurance Commissioner, to the greater of (i) 10% of its statutory policyholder surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company), or its net income for the preceding calendar year (if such insurer is not a life company). In addition, under Massachusetts law, no domestic insurer shall pay a dividend or make any distribution to its shareholders from other than unassigned funds unless the Commissioner shall have approved such dividend or distribution. During 1999 and 1997, no dividends were declared by FAFLIC to AFC. During 1998, FAFLIC paid dividends of $50.0 million to AFC. As of July 1, 1999, FAFLIC's ownership of Allmerica P&C, as well as several non-insurance subsidiaries, was transferred from FAFLIC to AFC. Under an agreement with the Commissioner, any dividend from FAFLIC to AFC for years 2000 and 2001 would require the prior approval of the Commissioner and may require AFC to make additional capital contributions to FAFLIC.

Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its policyholders' surplus as of the preceding
December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware Commissioner of Insurance. No dividends were declared by AFLIAC to FAFLIC during 1999, 1998 or 1997. During 2000, AFLIAC could pay dividends of $34.3 million to FAFLIC without prior approval.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  SEGMENT INFORMATION

The Company offers Asset Accumulation financial products and services. Prior to the AFC corporate reorganization, the Company offered financial products and services in two major areas: Risk Management and Asset Accumulation. Within these broad areas, the Company conducted business principally in three operating segments. These segments were Risk Management, Allmerica Financial Services and Allmerica Asset Management. In accordance with Statement No. 131, the separate financial information of each segment is presented consistent with the way results are regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. A summary of the Company's reportable segments is included below.

In 1999, the Company reorganized its Property and Casualty business and Corporate Risk Management Services operations within the Risk Management segment. Under the new structure, the Risk Management segment manages its business through five distribution channels identified as Hanover North, Hanover South, Citizens Midwest, Allmerica Voluntary Benefits and Allmerica Specialty. During the second quarter of 1999, the Company approved a plan to exit its group life and health business, consisting of its EBS business, its AGU business and its reinsurance pool business. Results of operations from this business, relating to both the current and the prior periods, have been segregated and reported as a component of discontinued operations in the Consolidated Statements of Income. Operating results from this business were previously reported in the Allmerica Voluntary Benefits and Allmerica Specialty distribution channels. Prior to 1999, results of the group life and health business were included in the Corporate Risk Management Services segment, while all other Risk Management business was reflected in the Property and Casualty segment.

The Risk Management segment's property and casualty business is offered primarily through the Hanover North, Hanover South and Citizens Midwest distribution channels utilizing the Company's independent agent network primarily in the Northeast, Midwest and Southeast United States, maintaining a strong regional focus. Allmerica Voluntary Benefits focuses on worksite distribution, which offers discounted property and casualty products through employer sponsored programs, and affinity group property and casualty business. Allmerica Specialty offers special niche property and casualty products in selected markets. On July 1, 1999, AFC made certain changes to its corporate structure as discussed in Note 3. As a result, FAFLIC distributed its interest in the property and casualty business after that date.

The Asset Accumulation group includes two segments: Allmerica Financial Services and Allmerica Asset Management. The Allmerica Financial Services segment includes variable annuities, variable universal life and traditional life insurance products distributed via retail channels as well as group retirement products, such as defined benefit and 401(k) plans and tax-sheltered annuities distributed to institutions. Through its Allmerica Asset Management segment, the Company offers its customers the option of investing in GICs such as the traditional GIC, synthetic GIC and other funding agreements. Funding agreements are investment contracts issued to institutional buyers, such as money market funds, corporate cash management programs and securities lending collateral programs, which typically have short maturities and periodic interest rate resets based on an index such as LIBOR. This segment is also a Registered Investment Advisor providing investment advisory services, primarily to affiliates, and to other institutions, such as insurance companies and pension plans. As a result of the aforementioned change in the AFC corporate structure, FAFLIC distributed its ownership of certain investment advisory business as of July 1, 1999.

In addition to the three operating segments, the Company has a Corporate segment, which consists primarily of cash, investments, corporate debt, Capital Securities and corporate overhead expenses. Corporate overhead

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expenses reflect costs not attributable to a particular segment, such as those generated by certain officers and directors, Corporate Technology, Corporate Finance, Human Resources and the Legal department.

Management evaluates the results of the aforementioned segments based on a pre-tax and minority interest basis. Segment income is determined by adjusting net income for net realized investment gains and losses, net gains and losses on disposals of businesses, discontinued operations, extraordinary items, the cumulative effect of accounting changes and certain other items which management believes are not indicative of overall operating trends. While these items may be significant components in understanding and assessing the Company's financial performance, management believes that the presentation of segment income enhances understanding of the Company's results of operations by highlighting net income attributable to the normal, recurring operations of the business. However, segment income should not be construed as a substitute for net income determined in accordance with generally accepted accounting principles.

Summarized below is financial information with respect to business segments:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999       1998       1997
-------------                                                 --------   --------   --------
Segment revenues:
  Risk Management...........................................  $1,075.2   $2,220.8   $2,227.3
  Asset Accumulation
    Allmerica Financial Services............................     797.0      721.2      713.9
    Allmerica Asset Management..............................     144.5      121.7       91.1
                                                              --------   --------   --------
        Subtotal............................................     941.5      842.9      805.0
                                                              --------   --------   --------
  Corporate.................................................       0.4        2.3        4.7
  Intersegment revenues.....................................      (0.8)      (7.6)     (11.5)
                                                              --------   --------   --------
    Total segment revenues including Closed Block...........   2,016.3    3,058.4    3,025.5
                                                              --------   --------   --------
  Adjustment to segment revenues:
      Adjustment for Closed Block...........................     (92.1)     (98.4)    (102.6)
      Change in mortality...................................     --         --          (4.2)
      Net realized gains....................................     100.3       60.9       76.3
                                                              --------   --------   --------
  Total revenues............................................  $2,024.5   $3,020.9   $2,995.0
                                                              ========   ========   ========

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                       1999       1998       1997
-------------                                                     --------   --------   --------
Segment income (loss) before income taxes and minority interest:
  Risk Management.............................................    $   85.1   $  149.7   $  174.2
  Asset Accumulation
    Allmerica Financial Services..............................       207.1      169.0      134.6
    Allmerica Asset Management................................        21.3       23.7       18.4
                                                                  --------   --------   --------
        Subtotal..............................................       228.4      192.7      153.0
                                                                  --------   --------   --------
  Corporate...................................................       (38.6)     (45.2)     (44.6)
    Segment income before income taxes and minority interest...      274.9      297.2      282.6
  Adjustments to segment income:
    Net realized investment gains, net of amortization........       106.1       52.2       78.5
    Sales practice litigation expense.........................       --         (31.0)     --
    Gain from change in mortality assumptions.................       --         --          47.0
    Loss on cession of disability income business.............       --         --         (53.9)
    Restructuring costs.......................................       --          (9.0)     --
    Other items...............................................       --          (0.8)      (2.8)
                                                                  --------   --------   --------
  Income before taxes and minority interest...................    $  381.0   $  308.6   $  351.4
                                                                  ========   ========   ========

DECEMBER 31,
(IN MILLIONS)                                     1999        1998          1999           1998
-------------                                   ---------   ---------   ------------   ------------
                                                 IDENTIFIABLE ASSETS    DEFERRED ACQUISITION COSTS
Risk Management...............................  $   542.0   $ 6,216.8    $     6.0      $   167.5
Asset Accumulation
  Allmerica Financial Services................   23,410.7    19,407.3      1,213.1          993.1
  Allmerica Asset Management..................    1,381.1     1,810.9          0.4            0.6
                                                ---------   ---------    ---------      ---------
      Subtotal................................   24,791.8    21,218.2      1,213.5          993.7
  Corporate...................................     --            29.6       --             --
                                                ---------   ---------    ---------      ---------
    Total.....................................  $25,333.8   $27,464.6    $ 1,219.5      $ 1,161.2
                                                =========   =========    =========      =========

16.  LEASE COMMITMENTS

Rental expenses for operating leases, including those related to the discontinued operations of the Company, amounted to $22.2 million, $34.9 million and $33.6 million in 1999, 1998 and 1997, respectively. These expenses relate primarily to building leases of the Company. At December 31, 1999, future minimum rental payments under non-cancelable operating leases were approximately $39.9 million, payable as follows: 2000 - $14.1 million; 2001 -- $12.7 million; 2002 -- $8.1 million; 2003 -- $3.6 million, and $1.4 million thereafter. It is expected that, in the normal course of business, leases that expire will be renewed or replaced by leases on other property and equipment; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 2000.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17.  REINSURANCE

In the normal course of business, the Company seeks to reduce the losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance transactions are accounted for in accordance with the provisions of Statement of Financial Accounting Standards No. 113, Accounting and Reporting for Reinsurance of Short Duration and Long Duration Contracts.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and analyses prepared by consultants and reinsurers and on market conditions (including the availability and pricing of reinsurance). The Company also believes that the terms of its reinsurance contracts are consistent with industry practice in that they contain standard terms with respect to lines of business covered, limit and retention, arbitration and occurrence. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its reinsurers are financially sound.

Effective January 1, 1999, Allmerica P&C entered into a whole account aggregate excess of loss reinsurance agreement with a highly rated insurer (See Note 5). Prior to the AFC corporate reorganization, the Company was subject to concentration of risk with respect to this reinsurance agreement, which represented 10% or more of the Company's reinsurance business. Net premiums earned and losses and loss adjustment expenses ceded under this agreement in 1999 were $21.9 million and $35.0 million, respectively. In addition, the Company is subject to concentration of risk with respect to reinsurance ceded to various residual market mechanisms. As a condition to the ability to conduct certain business in various states, the Company is required to participate in various residual market mechanisms and pooling arrangements which provide various insurance coverages to individuals or other entities that are otherwise unable to purchase such coverage voluntarily provided by private insurers. These market mechanisms and pooling arrangements include the Massachusetts Commonwealth Automobile Reinsurers ("CAR"), the Maine Workers' Compensation Residual Market Pool ("MWCRP") and the Michigan Catastrophic Claims Association ("MCCA"). Prior to the AFC corporate reorganization, both CAR and MCCA represented 10% or more of the Company's reinsurance business. As a servicing carrier in Massachusetts, the Company ceded a significant portion of its private passenger and commercial automobile premiums to CAR. Net premiums earned and losses and loss adjustment expenses ceded to CAR in 1999, 1998 and 1997 were $20.4 million and $21.4 million, $34.3 million and $38.1 million, and $32.3 million and $28.2 million, respectively. The Company ceded to MCCA premiums earned and losses and loss adjustment expenses in 1999, 1998 and 1997 of $1.8 million and $30.6 million, $3.7 million and $18.0 million, and $9.8 million and $(0.8) million, respectively.

On June 2, 1998, the Company recorded a $124.2 million one-time reduction of its direct and ceded written premiums as a result of a return of excess surplus from MCCA. This transaction had no impact on the total net premiums recorded by the Company in 1998.

Because the MCCA is supported by assessments permitted by statute, and all amounts billed by the Company to CAR, MWCRP and MCCA have been paid when due, the Company believes that it has no significant exposure to uncollectible reinsurance balances.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The effects of reinsurance were as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                   1999       1998       1997
-------------                                                 --------   --------   --------
Life and accident and health insurance premiums:
  Direct....................................................  $   53.5   $   51.4   $   55.9
  Assumed...................................................       0.7        0.7        0.6
  Ceded.....................................................     (50.0)     (47.8)     (29.1)
                                                              --------   --------   --------
Net premiums................................................  $    4.2   $    4.3   $   27.4
                                                              ========   ========   ========
Property and casualty premiums written:
  Direct....................................................  $1,089.0   $1,970.4   $2,068.5
  Assumed...................................................      27.3       58.8      103.1
  Ceded.....................................................    (135.4)     (74.1)    (179.8)
                                                              --------   --------   --------
Net premiums................................................  $  980.9   $1,955.1   $1,991.8
                                                              ========   ========   ========
Property and casualty premiums earned:
  Direct....................................................  $1,047.3   $1,966.8   $2,046.1
  Assumed...................................................      30.3       64.5      102.0
  Ceded.....................................................    (127.3)     (66.1)    (195.1)
                                                              --------   --------   --------
Net premiums................................................  $  950.3   $1,965.2   $1,953.0
                                                              ========   ========   ========
Life insurance and other individual policy benefits, claims, losses and loss adjustment expenses:
  Direct....................................................  $  391.9   $  359.5   $  397.4
  Assumed...................................................       0.1        0.3        0.4
  Ceded.....................................................     (39.2)     (49.5)     (79.4)
                                                              --------   --------   --------
Net policy benefits, claims, losses and loss adjustment
  expenses..................................................  $  352.8   $  310.3   $  318.4
                                                              ========   ========   ========
Property and casualty benefits, claims, losses and loss
  adjustment expenses:
  Direct....................................................  $  805.6   $1,588.2   $1,464.9
  Assumed...................................................      25.9       62.7      101.2
  Ceded.....................................................    (128.0)    (158.2)    (120.6)
                                                              --------   --------   --------
Net policy benefits, claims, losses, and loss adjustment
  expenses..................................................  $  703.5   $1,492.7   $1,445.5
                                                              ========   ========   ========

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18.  DEFERRED POLICY ACQUISITION COSTS

The following reflects the changes to the deferred policy acquisition asset:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                   1999       1998       1997
-------------                                                 --------   --------   --------
Balance at beginning of year................................  $1,161.2   $  965.5   $  822.7
Acquisition expenses deferred...............................     419.2      638.2      614.3
Amortized to expense during the year........................    (240.9)    (449.6)    (472.6)
Adjustment for discontinued operations......................       3.4      ( 0.2)     --
Adjustment to equity during the year........................      39.3        7.3      (11.1)
Adjustment due to distribution of subsidiaries..............    (162.7)     --         --
Adjustment for cession of disability income insurance.......     --         --         (38.6)
Adjustment for revision of universal and variable universal
  life insurance mortality assumptions......................     --         --          50.8
                                                              --------   --------   --------
Balance at end of year......................................  $1,219.5   $1,161.2   $  965.5
                                                              ========   ========   ========

At October 1, 1997, the Company revised the mortality assumptions for universal life and variable universal life product lines. These revisions resulted in a $50.8 million recapitalization of deferred policy acquisition costs.

19.  LIABILITIES FOR OUTSTANDING CLAIMS, LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company regularly updates its estimates of liabilities for outstanding claims, losses and loss adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims for its property and casualty and its accident and health lines of business. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.

The liability for future policy benefits and outstanding claims, losses and loss adjustment expenses related to the Company's accident and health business was $601.3 million and $568.0 million at December 31, 1999 and 1998, respectively. Accident and health claim liabilities were re-estimated for all prior years and were increased by $51.2 million and $14.6 million in 1999 and 1998, respectively. The increase in 1999 resulted from the Company's reserve strengthening primarily in the EBS and reinsurance pool business. The 1998 increase also resulted from the Company's reserve strengthening, primarily in the assumed reinsurance and stop loss only business.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table provides a reconciliation of the beginning and ending property and casualty reserve for unpaid losses and loss adjustment expenses
(LAE):

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                   1999       1998       1997
-------------                                                 --------   --------   --------
Reserve for losses and LAE, beginning of the year...........  $2,597.3   $2,615.4   $2,744.1
Incurred losses and LAE, net of reinsurance recoverable:
  Provision for insured events of the current year..........     795.6    1,609.0    1,564.1
  Decrease in provision for insured events of prior years...     (96.1)    (127.2)    (127.9)
                                                              --------   --------   --------
Total incurred losses and LAE...............................     699.5    1,481.8    1,436.2
                                                              --------   --------   --------
Payments, net of reinsurance recoverable:
  Losses and LAE attributable to insured events of current
    year....................................................     342.1      871.9      775.1
  Losses and LAE attributable to insured events of prior
    years...................................................     424.2      643.0      732.1
                                                              --------   --------   --------
Total payments                                                   766.3    1,514.9    1,507.2
Change in reinsurance recoverable on unpaid losses..........      44.3       15.0      (50.2)
Distribution of subsidiaries................................  (2,574.8)     --         --
Other (1)...................................................     --         --          (7.5)
                                                              --------   --------   --------
Reserve for losses and LAE, end of year.....................  $  --      $2,597.3   $2,615.4
                                                              ========   ========   ========

(1) Includes purchase accounting adjustments.

As part of an ongoing process, the reserves have been re-estimated for all prior accident years and were decreased by $96.1 million, $127.2 million and $127.9 million in 1999, 1998 and 1997, respectively, reflecting increased favorable development on reserves for both losses and loss adjustment expenses.

Favorable development on prior years' loss reserves was $52.0 million, $58.9 million, and $87.2 million prior to the AFC corporate reorganization in 1999 and for the years ended December 31, 1998 and 1997, respectively. Favorable development on prior year's loss adjustment expense reserves was $44.1 million, $68.3 million, and $40.7 million prior to the AFC corporate reorganization in 1999 and for the years ended December 31, 1998 and 1997, respectively. The increase in favorable development 1998 is primarily attributable to claims process improvement initiatives taken by the Company. The Company has lowered claim settlement costs through increased utilization of in-house attorneys and consolidation of claim offices.

This favorable development reflects the Company's reserving philosophy consistently applied over these periods. Conditions and trends that have affected development of the loss and LAE reserves in the past may not necessarily occur in the future.

Due to the nature of the business written by the Risk Management segment, the exposure to environmental liabilities is relatively small and therefore its reserves are relatively small compared to other types of liabilities. Due to the AFC corporate reorganization, the Company had no exposure for this item at December 31, 1999. Loss and LAE reserves related to environmental damage and toxic tort liability, included in the reserve for losses and LAE, were $49.9 million and $53.1 million, net of reinsurance of $14.2 million and $15.7 million in 1998 and 1997, respectively. The Company does not specifically underwrite policies that include this coverage, but as case law expands policy provisions and insurers' liability beyond the intended coverage, the Company may be required to defend such claims. The Company estimated its ultimate liability for these claims based upon currently known facts, reasonable assumptions where the facts are not known,

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

current law and methodologies currently available. Although these claims are not significant, their existence gives rise to uncertainty and is discussed because of the possibility, however remote, that they may become significant. The Company believes that, notwithstanding the evolution of case law expanding liability in environmental claims, recorded reserves related to these claims are adequate. In addition, the Company is not aware of any litigation or pending claims that may result in additional material liabilities in excess of recorded reserves. The environmental liability could be revised in the near term if the estimates used in determining the liability are revised.

20.  MINORITY INTEREST

As a result of the Company's divestiture of certain of its subsidiaries including its 84.5% ownership of the outstanding shares of the common stock of Allmerica P&C effective July 1, 1999, there is no minority interest reflected on the Consolidated Balance Sheets as of December 31, 1999. In prior years, the Company's interest in Allmerica P&C was represented by ownership of 70.0% and 65.8% of the outstanding shares of common stock at December 31, 1998 and 1997, respectively. Earnings and shareholder's equity attributable to minority shareholders are included in minority interest in the consolidated financial statements through the period ended June 30, 1999 and for the years ended December 31, 1998 and 1997.

21.  CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

In July 1997, a lawsuit on behalf of a putative class was instituted in Louisiana against AFC and certain of its subsidiaries, including FAFLIC, by individual plaintiffs alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In October 1997, the plaintiffs voluntarily dismissed the Louisiana suit and filed a substantially similar action in Federal District Court in Worcester, Massachusetts. In early November 1998, the Company and the plaintiffs entered into a settlement agreement. The court granted preliminary approval of the settlement on December 4, 1998. On May 19, 1999, the court issued an order certifying the class for settlement purposes and granting final approval of the settlement agreement. FAFLIC recognized a $31.0 million pre-tax expense during the third quarter of 1998 related to this litigation. Although the Company believes that this expense reflects appropriate recognition of its obligation under the settlement, this estimate assumes the availability of insurance coverage for certain claims, and the estimate may be revised based on the amount of reimbursement actually tendered by AFC's insurance carriers, and based on changes in the Company's estimate of the ultimate cost of the benefits to be provided to members of the class.

The Company has been named a defendant in various other legal proceedings arising in the normal course of business. In the Company's opinion, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's consolidated financial statements. However,

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

YEAR 2000

The Year 2000 issue resulted from computer programs being written using two digits rather than four to define the applicable year. Computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

Although the Company does not believe that there is a material contingency associated with the Year 2000 issue, there can be no assurance that exposure for material contingencies will not arise.

22.  STATUTORY FINANCIAL INFORMATION

The Company is required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with generally accepted accounting principles primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, postretirement benefit costs are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable. In 1999, 49 out of 50 states have adopted the National Association of Insurance Commissioners proposed Codification, which provides for uniform statutory accounting principles. These principles are effective January 1, 2001. The Company is currently assessing the impact that the adoption of Codification will have on its statutory results of operations and financial position.

Statutory net income and surplus are as follows:

(IN MILLIONS)                                                   1999       1998       1997
-------------                                                 --------   --------   --------
Statutory Net Income (Combined)
  Property and Casualty Companies...........................   $322.6    $  180.7   $  190.3
  Life and Health Companies.................................    239.0        86.4      191.2

Statutory Shareholder's Surplus (Combined)
  Property and Casualty Companies (See Note 3)..............   $--       $1,269.3   $1,279.6
  Life and Health Companies.................................    590.1     1,164.1    1,221.3

23.  EVENTS SUBSEQUENT TO DATE OF INDEPENDENT ACCOUNTANTS' REPORT (UNAUDITED)

During the second quarter of 2000, AFC adopted a formal company-wide restructuring plan. This plan is the result of a corporate initiative that began in the fall of 1999, intended to reduce expenses and enhance revenues. As a result of this restructuring plan, FAFLIC recognized a pre-tax restructuring charge of $11.0 million for the quarter ended June 30, 2000. Approximately
$1.9 million of this charge relates to severance and other employee related costs resulting from the elimination of positions. All levels of employees, from staff to senior management, were affected by the restructuring. In addition, approximately $9.1 million of this charge relates to other restructuring costs, including one-time project costs.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of First Allmerica Financial Life Insurance Company and the Contractowners of Separate Account KG of First Allmerica Financial Life Insurance Company

In our opinion, the accompanying statements of assets and liabilities, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account KG of First Allmerica Financial Life Insurance Company at December 31, 1999, the results of each of their operations and the changes in each of their net assets for each of the periods indicated, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of First Allmerica Financial Life Insurance Company; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1999 by correspondence with the Funds, provide a reasonable basis for the opinion expressed above.


/s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
April 3, 2000

                              SEPARATE ACCOUNT KG

                      STATEMENTS OF ASSETS AND LIABILITIES

                               DECEMBER 31, 1999



                                                                                  SMALL          SMALL        CONTRARIAN
                                                                                CAP VALUE     CAP GROWTH         VALUE
                                                                              -------------  -------------  -------------
ASSETS:
Investments in shares of Kemper Variable Series (KVS) .....................   $     623,253  $     760,026  $   1,868,413
Investments in shares of Scudder Variable Life Investment Fund (VLIF) .....               -              -              -
Investments in shares of The Alger American Fund ..........................               -              -              -
Investments in shares of Dreyfus Investment Portfolios ....................               -              -              -
Investment in shares of The Dreyfus Socially Responsible
  Growth Fund, Inc. .......................................................               -              -              -
Investments in shares of Janus Aspen Series ...............................               -              -              -
Dividend receivable .......................................................               -              -              -
Receivable from First Allmerica Financial Life Insurance
  Company (Sponsor) .......................................................               -              -              -
                                                                              -------------  -------------  -------------
    Total assets ..........................................................         623,253        760,026      1,868,413

LIABILITIES:                                                                              -              -              -
                                                                              -------------  -------------  -------------
    Net assets ............................................................   $     623,253  $     760,026  $   1,868,413
                                                                              =============  =============  =============
Net asset distribution by category:
  Variable annuity contracts ..............................................   $     623,253  $     760,026  $   1,868,413
  Value of investment by First Allmerica Financial Life Insurance
     Company (Sponsor) ....................................................               -              -              -
                                                                              -------------  -------------  -------------
                                                                              $     623,253  $     760,026  $   1,868,413
                                                                              =============  =============  =============

Units outstanding, December 31, 1999 ......................................         700,626        498,017      1,769,086
Net asset value per unit, December 31, 1999 ...............................   $    0.889567  $    1.526104  $    1.056146




                                                                              INTERNATIONAL     GROWTH       VALUE+GROWTH
                                                                              -------------  -------------  -------------
ASSETS:
Investments in shares of Kemper Variable Series (KVS) .....................   $     791,747  $   1,977,099  $   2,125,402
Investments in shares of Scudder Variable Life Investment Fund (VLIF) .....               -              -              -
Investments in shares of The Alger American Fund ..........................               -              -              -
Investments in shares of Dreyfus Investment Portfolios ....................               -              -              -
Investment in shares of The Dreyfus Socially Responsible
  Growth Fund, Inc. .......................................................               -              -              -
Investments in shares of Janus Aspen Series ...............................               -              -              -
Dividend receivable .......................................................               -              -              -
Receivable from First Allmerica Financial Life Insurance
  Company (Sponsor) .......................................................               -              -          2,010
                                                                              -------------  -------------  -------------
    Total assets ..........................................................         791,747      1,977,099      2,127,412

LIABILITIES:                                                                              -              -              -
                                                                              -------------  -------------  -------------
    Net assets ............................................................   $     791,747  $   1,977,099  $   2,127,412
                                                                              =============  =============  =============
Net asset distribution by category:
  Variable annuity contracts ..............................................   $     791,747  $   1,977,099  $   2,127,412
  Value of investment by First Allmerica Financial Life Insurance
     Company (Sponsor) ....................................................               -              -              -
                                                                              -------------  -------------  -------------
                                                                              $     791,747  $   1,977,099  $   2,127,412
                                                                              =============  =============  =============

Units outstanding, December 31, 1999 ......................................         544,811      1,323,440      1,627,347
Net asset value per unit, December 31, 1999 ...............................   $    1.453248  $    1.493909  $    1.307288



                                                                                                  TOTAL
                                                                               HORIZON 20+       RETURN      HORIZON 10+
                                                                              -------------  -------------  -------------
ASSETS:
Investments in shares of Kemper Variable Series (KVS) .....................   $     148,614  $   3,513,684  $   1,306,645
Investments in shares of Scudder Variable Life Investment Fund (VLIF) .....               -              -              -
Investments in shares of The Alger American Fund ..........................               -              -              -
Investments in shares of Dreyfus Investment Portfolios ....................               -              -              -
Investment in shares of The Dreyfus Socially Responsible
  Growth Fund, Inc. .......................................................               -              -              -
Investments in shares of Janus Aspen Series ...............................               -              -              -
Dividend receivable .......................................................               -              -              -
Receivable from First Allmerica Financial Life Insurance
  Company (Sponsor) .......................................................               -              -          7,102
                                                                              -------------  -------------  -------------
    Total assets ..........................................................         148,614      3,513,684      1,313,747

LIABILITIES:                                                                              -              -              -
                                                                              -------------  -------------  -------------
    Net assets ............................................................   $     148,614  $   3,513,684  $   1,313,747
                                                                              =============  =============  =============
Net asset distribution by category:
  Variable annuity contracts ..............................................   $     148,614  $   3,513,684  $   1,313,747
  Value of investment by First Allmerica Financial Life Insurance
     Company (Sponsor) ....................................................               -              -              -
                                                                              -------------  -------------  -------------
                                                                              $     148,614  $   3,513,684  $   1,313,747
                                                                              =============  =============  =============

Units outstanding, December 31, 1999 ......................................         126,277      2,695,999      1,102,382
Net asset value per unit, December 31, 1999 ...............................   $    1.176885  $    1.303296  $    1.191734

   The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT KG

                               DECEMBER 31, 1999



                                                                                                              INVESTMENT
                                                                                HORIZON 5      HIGH YIELD     GRADE BOND
                                                                              -------------  -------------  -------------
ASSETS:
Investments in shares of Kemper Variable Series (KVS) .....................   $     217,677  $   2,819,698  $     657,286
Investments in shares of Scudder Variable Life Investment Fund (VLIF) .....               -              -              -
Investments in shares of The Alger American Fund ..........................               -              -              -
Investments in shares of Dreyfus Investment Portfolios ....................               -              -              -
Investment in shares of The Dreyfus Socially Responsible
  Growth Fund, Inc. .......................................................               -              -              -
Investments in shares of Janus Aspen Series ...............................               -              -              -
Dividend receivable .......................................................               -              -              -
Receivable from First Allmerica Financial Life Insurance
  Company (Sponsor) .......................................................           6,277              -          6,589
                                                                              -------------  -------------  -------------
    Total assets ..........................................................         223,954      2,819,698        663,875

LIABILITIES:                                                                              -              -              -
                                                                              -------------  -------------  -------------
    Net assets ............................................................   $     223,954  $   2,819,698  $     663,875
                                                                              =============  =============  =============

Net asset distribution by category:
  Variable annuity contracts ..............................................   $     223,954  $   2,819,698  $     663,875
  Value of investment by First Allmerica Financial Life Insurance
     Company (Sponsor) ....................................................               -              -              -
                                                                              -------------  -------------  -------------
                                                                              $     223,954     $2,819,698  $     663,875
                                                                              =============  =============  =============

Units outstanding, December 31, 1999 ......................................         196,739      2,786,332        643,242
Net asset value per unit, December 31, 1999 ...............................   $    1.138338  $    1.011975  $    1.032076



                                                                                GOVERNMENT       MONEY         GLOBAL
                                                                                SECURITIES      MARKET         INCOME
                                                                              -------------  -------------  -------------
ASSETS:
Investments in shares of Kemper Variable Series (KVS) .....................   $     732,281  $   2,482,718  $      56,877
Investments in shares of Scudder Variable Life Investment Fund (VLIF) .....               -              -              -
Investments in shares of The Alger American Fund ..........................               -              -              -
Investments in shares of Dreyfus Investment Portfolios ....................               -              -              -
Investment in shares of The Dreyfus Socially Responsible
  Growth Fund, Inc. .......................................................               -              -              -
Investments in shares of Janus Aspen Series ...............................               -              -              -
Dividend receivable .......................................................               -          5,851              -
Receivable from First Allmerica Financial Life Insurance
  Company (Sponsor) .......................................................               -              -              -
                                                                              -------------  -------------  -------------
    Total assets ..........................................................         732,281      2,488,569         56,877

LIABILITIES:                                                                              -              -              -
                                                                              -------------  -------------  -------------
    Net assets ............................................................   $     732,281  $   2,488,569  $      56,877
                                                                              =============  =============  =============

Net asset distribution by category:
  Variable annuity contracts ..............................................   $     732,281  $   2,488,569  $      56,877
  Value of investment by First Allmerica Financial Life Insurance
     Company (Sponsor) ....................................................               -              -              -
                                                                              -------------  -------------  -------------
                                                                              $     732,281  $   2,488,569  $      56,877
                                                                              =============  =============  =============

Units outstanding, December 31, 1999 ......................................         696,099      2,321,614         54,931
Net asset value per unit, December 31, 1999 ...............................   $    1.051978  $    1.071913  $    1.035444


                                                                                                 DREMAN        DREMAN
                                                                                  BLUE          FINANCIAL       HIGH
                                                                                  CHIP          SERVICES    RETURN EQUITY
                                                                              -------------  -------------  -------------
ASSETS:
Investments in shares of Kemper Variable Series (KVS) .....................   $   4,421,402  $     286,632  $   2,031,960
Investments in shares of Scudder Variable Life Investment Fund (VLIF) .....               -              -              -
Investments in shares of The Alger American Fund ..........................               -              -              -
Investments in shares of Dreyfus Investment Portfolios ....................               -              -              -
Investment in shares of The Dreyfus Socially Responsible
  Growth Fund, Inc. .......................................................               -              -              -
Investments in shares of Janus Aspen Series ...............................               -              -              -
Dividend receivable .......................................................               -              -              -
Receivable from First Allmerica Financial Life Insurance
  Company (Sponsor) .......................................................               -              -              -
                                                                              -------------  -------------  -------------
    Total assets ..........................................................       4,421,402        286,632      2,031,960

LIABILITIES:                                                                              -              -              -
                                                                              -------------  -------------  -------------
    Net assets ............................................................   $   4,421,402  $     286,632  $   2,031,960
                                                                              =============  =============  =============

Net asset distribution by category:
  Variable annuity contracts ..............................................   $   4,421,402  $     286,632  $   2,031,960
  Value of investment by First Allmerica Financial Life Insurance
     Company (Sponsor) ....................................................               -              -              -
                                                                              -------------  -------------  -------------
                                                                              $   4,421,402  $     286,632  $   2,031,960
                                                                              =============  =============  =============

Units outstanding, December 31, 1999 ......................................       2,885,397        271,685      2,011,587
Net asset value per unit, December 31, 1999 ...............................   $    1.532337  $    1.055018  $    1.010128

   The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT KG

                               DECEMBER 31, 1999


                                                                              INTERNATIONAL
                                                                                  GROWTH         GLOBAL       AGGRESSIVE
                                                                                AND INCOME     BLUE CHIP        GROWTH
                                                                              -------------  -------------  -------------
ASSETS:
Investments in shares of Kemper Variable Series (KVS) .....................   $     229,049  $     393,350  $     164,236
Investments in shares of Scudder Variable Life Investment Fund (VLIF) .....               -              -              -
Investments in shares of The Alger American Fund ..........................               -              -              -
Investments in shares of Dreyfus Investment Portfolios ....................               -              -              -
Investment in shares of The Dreyfus Socially Responsible
  Growth Fund, Inc. .......................................................               -              -              -
Investments in shares of Janus Aspen Series ...............................               -              -              -
Dividend receivable .......................................................               -              -              -
Receivable from First Allmerica Financial Life Insurance
  Company (Sponsor) .......................................................               -              -              -
                                                                              -------------  -------------  -------------
    Total assets ..........................................................         229,049        393,350        164,236

LIABILITIES:                                                                              -              -              -
                                                                              -------------  -------------  -------------
    Net assets ............................................................   $     229,049  $     393,350  $     164,236
                                                                              =============  =============  =============

Net asset distribution by category:
  Variable annuity contracts ..............................................   $     229,049  $     393,350  $     161,464
  Value of investment by First Allmerica Financial Life Insurance
     Company (Sponsor) ....................................................               -              -          2,772
                                                                              -------------  -------------  -------------
                                                                              $     229,049  $     393,350  $     164,236
                                                                              =============  =============  =============

Units outstanding, December 31, 1999 ......................................         196,468        302,138        118,504
Net asset value per unit, December 31, 1999 ...............................   $    1.165829  $    1.301886  $    1.385911


                                                                                                             KVS FOCUSED
                                                                               TECHNOLOGY       INDEX         LARGE CAP
                                                                                 GROWTH          500           GROWTH
                                                                              -------------  -------------  -------------
ASSETS:
Investments in shares of Kemper Variable Series (KVS) .....................   $   1,103,672  $      65,135  $       2,562
Investments in shares of Scudder Variable Life Investment Fund (VLIF) .....               -              -              -
Investments in shares of The Alger American Fund ..........................               -              -              -
Investments in shares of Dreyfus Investment Portfolios ....................               -              -              -
Investment in shares of The Dreyfus Socially Responsible
  Growth Fund, Inc. .......................................................               -              -              -
Investments in shares of Janus Aspen Series ...............................               -              -              -
Dividend receivable .......................................................               -              -              -
Receivable from First Allmerica Financial Life Insurance
  Company (Sponsor) .......................................................               -              -              -
                                                                              -------------  -------------  -------------
    Total assets ..........................................................       1,103,672         65,135          2,562

LIABILITIES:                                                                              -              -              -
                                                                              -------------  -------------  -------------
    Net assets ............................................................   $   1,103,672  $      65,135  $       2,562
                                                                              =============  =============  =============

Net asset distribution by category:
  Variable annuity contracts ..............................................   $   1,103,672  $      62,954  $           -
  Value of investment by First Allmerica Financial Life Insurance
     Company (Sponsor) ....................................................               -          2,181          2,562
                                                                              -------------  -------------  -------------
                                                                              $   1,103,672  $      65,135  $       2,562
                                                                              =============  =============  =============

Units outstanding, December 31, 1999 ......................................         626,902         59,733          2,000
Net asset value per unit, December 31, 1999 ...............................   $    1.760518  $    1.090438  $    1.280944


                                                                                   KVS            KVS          SCUDDER
                                                                                  GROWTH         GROWTH         VLIF
                                                                              OPPORTUNITIES    AND INCOME   INTERNATIONAL
                                                                              -------------  -------------  -------------
ASSETS:
Investments in shares of Kemper Variable Series (KVS) .....................   $       2,323  $       2,293  $           -
Investments in shares of Scudder Variable Life Investment Fund (VLIF) .....               -              -        547,396
Investments in shares of The Alger American Fund ..........................               -              -              -
Investments in shares of Dreyfus Investment Portfolios ....................               -              -              -
Investment in shares of The Dreyfus Socially Responsible
  Growth Fund, Inc. .......................................................               -              -              -
Investments in shares of Janus Aspen Series ...............................               -              -              -
Dividend receivable .......................................................               -              -              -
Receivable from First Allmerica Financial Life Insurance
  Company (Sponsor) .......................................................               -              -              -
                                                                              -------------  -------------  -------------
    Total assets ..........................................................           2,323          2,293        547,396

LIABILITIES:                                                                              -              -              -
                                                                              -------------  -------------  -------------
    Net assets ............................................................   $       2,323  $       2,293  $     547,396
                                                                              =============  =============  =============

Net asset distribution by category:
  Variable annuity contracts ..............................................   $           -  $           -  $     547,396
  Value of investment by First Allmerica Financial Life Insurance
     Company (Sponsor) ....................................................           2,323          2,293              -
                                                                              -------------  -------------  -------------
                                                                              $       2,323  $       2,293  $     547,396
                                                                              =============  =============  =============

Units outstanding, December 31, 1999 ......................................           2,000          2,000        326,803
Net asset value per unit, December 31, 1999 ...............................   $    1.161527  $    1.146631  $    1.675000

   The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT KG

                               DECEMBER 31, 1999

                                                                              SCUDDER       SCUDDER      SCUDDER         ALGER
                                                                               VLIF          VLIF          VLIF         AMERICAN
                                                                              GLOBAL        CAPITAL       GROWTH       LEVERAGED
                                                                             DISCOVERY      GROWTH      AND INCOME       ALLCAP
                                                                            -----------   -----------   -----------   -----------
ASSETS:
Investments in shares of Kemper Variable Series (KVS) ...................   $         -   $         -   $         -   $         -
Investments in shares of Scudder Variable Life Investment Fund (VLIF)  ..        80,932     1,324,314       898,882
Investments in shares of The Alger American Fund ........................             -             -             -        29,181
Investments in shares of Dreyfus Investment Portfolios ..................             -             -             -             -
Investment in shares of The Dreyfus Socially Responsible
  Growth Fund, Inc. .....................................................             -             -             -             -
Investments in shares of Janus Aspen Series .............................             -             -             -             -
Dividend receivable .....................................................             -             -             -             -
Receivable from First Allmerica Financial Life Insurance
  Company (Sponsor) .....................................................             -             -             -             -
                                                                            -----------   -----------   -----------   -----------
    Total  assets .......................................................        80,932     1,324,314       898,882        29,181

LIABILITIES: ............................................................             -             -             -             -
                                                                            -----------   -----------   -----------   -----------
    Net assets ..........................................................   $    80,932   $ 1,324,314   $   898,882   $    29,181
                                                                            ===========   ===========   ===========   ===========

Net asset distribution by category:
  Variable annuity contracts ............................................   $    80,932   $ 1,324,314   $   898,882   $    26,788
  Value of investment by First Allmerica Financial Life Insurance
     Company (Sponsor) ..................................................             -             -             -         2,393
                                                                            -----------   -----------   -----------   -----------
                                                                            $    80,932   $ 1,324,314   $   898,882   $    29,181
                                                                            ===========   ===========   ===========   ===========

Units outstanding, December 31, 1999 ....................................        57,326       847,618       779,396        24,384
Net asset value per unit, December 31, 1999 .............................   $  1.411782   $  1.562395   $  1.153305   $  1.196733

                                                                                                   DREYFUS                   JANUS
                                                                            ALGER      DREYFUS    SOCIALLY       JANUS       ASPEN
                                                                          AMERICAN     MIDCAP    RESPONSIBLE     ASPEN      GROWTH
                                                                          BALANCED      STOCK      GROWTH       GROWTH    AND INCOME
                                                                          ---------   ---------   ---------   ---------   ----------
ASSETS:
Investments in shares of Kemper Variable Series (KVS) ................... $       -   $       -   $       -   $       -   $       -
Investments in shares of Scudder Variable Life Investment Fund (VLIF)  ..
Investments in shares of The Alger American Fund ........................     2,116           -           -           -           -
Investments in shares of Dreyfus Investment Portfolios ..................         -       4,375           -           -           -
Investment in shares of The Dreyfus Socially Responsible
  Growth Fund, Inc. .....................................................         -           -       2,345           -           -
Investments in shares of Janus Aspen Series .............................         -           -           -       2,455       2,813
Dividend receivable .....................................................         -           -           -           -           -
Receivable from First Allmerica Financial Life Insurance
  Company (Sponsor) .....................................................         -           -           -           -           -
                                                                          ---------   ---------   ---------   ---------   ---------
    Total  assets .......................................................     2,116       4,375       2,345       2,455       2,813

LIABILITIES: ............................................................         -           -           -           -           -
                                                                          ---------   ---------   ---------   ---------   ---------
    Net assets .......................................................... $   2,116   $   4,375   $   2,345   $   2,455      $2,813
                                                                          =========   =========   =========   =========   =========

Net asset distribution by category:
  Variable annuity contracts ............................................ $       -   $   2,155   $       -   $       -   $       -
  Value of investment by First Allmerica Financial Life Insurance
     Company (Sponsor) ..................................................     2,116       2,220       2,345       2,455       2,813
                                                                          ---------   ---------   ---------   ---------   ---------
                                                                          $   2,116   $   4,375   $   2,345   $   2,455   $   2,813
                                                                          =========   =========   =========   =========   =========

Units outstanding, December 31, 1999 ....................................     2,000       3,940       2,000       2,000       2,000
Net asset value per unit, December 31, 1999 ............................. $1.058063   $1.110152   $1.172578   $1.227452   $1.406722


   The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT KG

                            STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                     SMALL           SMALL          CONTRARIAN
                                                                   CAP VALUE       CAP GROWTH          VALUE        INTERNATIONAL
                                                                 -------------    -------------    -------------    -------------
INVESTMENT INCOME:
  Dividends ..................................................   $       5,884    $           -    $      41,954    $       5,096
                                                                 -------------    -------------    -------------    -------------

EXPENSES:
  Mortality and expense risk fees ............................           8,315            4,814           31,029            6,520
  Administrative expense fees ................................             997              577            3,724              782
                                                                 -------------    -------------    -------------    -------------
    Total expenses ...........................................           9,312            5,391           34,753            7,302
                                                                 -------------    -------------    -------------    -------------
    Net investment income (loss) .............................          (3,428)          (5,391)           7,201           (2,206)
                                                                 -------------    -------------    -------------    -------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsor .........               -                -          139,847           54,787
  Net realized gain (loss) from sales of investments .........          (8,705)           4,981           22,078              732
                                                                 -------------    -------------    -------------    -------------
    Net realized gain (loss) .................................          (8,705)           4,981          161,925           55,519
  Net unrealized gain (loss) .................................           9,767          158,028         (455,682)         176,692
                                                                 -------------    -------------    -------------    -------------
    Net realized and unrealized gain (loss) ..................           1,062          163,009         (293,757)         232,211
                                                                 -------------    -------------    -------------    -------------
    Net increase (decrease) in net assets from operations ....   $      (2,366)   $     157,618    $    (286,556)   $     230,005
                                                                 =============    =============    =============    =============

                                                                                                              TOTAL
                                                                GROWTH      VALUE+GROWTH    HORIZON 20+      RETURN      HORIZON 10+
                                                             ------------   ------------   ------------   ------------  ------------
INVESTMENT INCOME:
  Dividends ................................................ $          -   $      8,337   $        701   $     56,894  $     19,602
                                                             ------------   ------------   ------------   ------------  ------------

EXPENSES:
  Mortality and expense risk fees ..........................       13,237         19,405          1,206         30,509        13,734
  Administrative expense fees ..............................        1,589          2,329            144          3,662         1,648
                                                             ------------   ------------   ------------   ------------  ------------
    Total expenses .........................................       14,826         21,734          1,350         34,171        15,382
                                                             ------------   ------------   ------------   ------------  ------------
    Net investment income (loss) ...........................      (14,826)       (13,397)          (649)        22,723         4,220
                                                             ------------   ------------   ------------   ------------  ------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsor .......            -         29,181            350         94,824             -
  Net realized gain (loss) from sales of investments .......       17,517         39,354            523         13,757         3,632
                                                             ------------   ------------   ------------   ------------  ------------
    Net realized gain (loss) ...............................       17,517         68,535            873        108,581         3,632
  Net unrealized gain (loss) ...............................      415,869        199,664          7,415        207,037        66,525
                                                             ------------   ------------   ------------   ------------  ------------
    Net realized and unrealized gain (loss) ................      433,386        268,199          8,288        315,618        70,157
                                                             ------------   ------------   ------------   ------------  ------------
    Net increase (decrease) in net assets from operations .. $    418,560   $    254,802   $      7,639   $    338,341  $     74,377
                                                             ============   ============   ============   ============  ============

   The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT KG

                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                                          INVESTMENT    GOVERNMENT
                                                               HORIZON 5    HIGH YIELD    GRADE BOND    SECURITIES
                                                              ----------    ----------    ----------    ----------
INVESTMENT INCOME:
  Dividends ...............................................   $    9,972    $  232,881    $   14,742    $   49,369
                                                              ----------    ----------    ----------    ----------

EXPENSES:
  Mortality and expense risk fees .........................        5,631        34,325         7,437        11,365
  Administrative expense fees .............................          676         4,119           892         1,363
                                                              ----------    ----------    ----------    ----------
    Total expenses ........................................        6,307        38,444         8,329        12,728
                                                              ----------    ----------    ----------    ----------
    Net investment income (loss) ..........................        3,665       194,437         6,413        36,641
                                                              ----------    ----------    ----------    ----------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsor ......            -             -         4,914             -
  Net realized gain (loss) from sales of investments ......       26,258       (30,516)       (1,524)      (16,841)
                                                              ----------    ----------    ----------    ----------
    Net realized gain (loss) ..............................       26,258       (30,516)        3,390       (16,841)
  Net unrealized gain (loss) ..............................      (21,664)     (156,114)      (29,236)      (25,985)
                                                              ----------    ----------    ----------    ----------
    Net realized and unrealized gain (loss) ...............        4,594      (186,630)      (25,846)      (42,826)
                                                              ----------    ----------    ----------    ----------
    Net increase (decrease) in net assets from operations..   $    8,259    $    7,807    $  (19,433)   $   (6,185)
                                                              ==========    ==========    ==========    ==========

                                                                                                          DREMAN         DREMAN
                                                                 MONEY         GLOBAL         BLUE       FINANCIAL        HIGH
                                                                 MARKET        INCOME         CHIP        SERVICES    RETURN EQUITY
                                                              ------------  ------------  ------------  ------------  -------------
INVESTMENT INCOME:
  Dividends ...............................................   $     65,507  $      1,785  $      9,927  $        703  $      12,224
                                                              ------------  ------------  ------------  ------------  -------------

EXPENSES:
  Mortality and expense risk fees .........................         17,054           610        31,732         2,560         20,851
  Administrative expense fees .............................          2,046            74         3,808           308          2,502
                                                              ------------  ------------  ------------  ------------  -------------
    Total expenses ........................................         19,100           684        35,540         2,868         23,353
                                                              ------------  ------------  ------------  ------------  -------------
    Net investment income (loss) ..........................         46,407         1,101       (25,613)       (2,165)       (11,129)
                                                              ------------  ------------  ------------  ------------  -------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsor ......              -           893             -             -         12,224
  Net realized gain (loss) from sales of investments ......              -          (432)       33,064        (1,279)       (68,411)
                                                              ------------  ------------  ------------  ------------  -------------
    Net realized gain (loss) ..............................              -           461        33,064        (1,279)       (56,187)
  Net unrealized gain (loss) ..............................              -        (5,155)      622,042       (23,698)      (254,638)
                                                              ------------  ------------  ------------  ------------  -------------
    Net realized and unrealized gain (loss) ...............              -        (4,694)      655,106       (24,977)      (310,825)
                                                              ------------  ------------  ------------  ------------  -------------
    Net increase (decrease) in net assets from operations .   $     46,407  $     (3,593) $    629,493  $    (27,142) $    (321,954)
                                                              ============  ============  ============  ============  =============

   The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT KG

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                             INTERNATIONAL
                                                                GROWTH           GLOBAL         AGGRESSIVE       TECHNOLOGY
                                                              AND INCOME        BLUE CHIP        GROWTH(a)        GROWTH(a)
                                                             -------------    -------------    -------------    -------------
INVESTMENT INCOME:
  Dividends ..............................................   $          75    $         153    $           -    $           -
                                                             -------------    -------------    -------------    -------------

EXPENSES:
  Mortality and expense risk fees ........................           1,412            1,889              143            1,702
  Administrative expense fees ............................             169              227               18              205
                                                             -------------    -------------    -------------    -------------
    Total expenses .......................................           1,581            2,116              161            1,907
                                                             -------------    -------------    -------------    -------------
    Net investment income (loss) .........................          (1,506)          (1,963)            (161)          (1,907)
                                                             -------------    -------------    -------------    -------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsor .....               -                -                -                -
  Net realized gain (loss) from sales of investments .....             560              736               (2)             831
                                                             -------------    -------------    -------------    -------------
    Net realized gain (loss) .............................             560              736               (2)             831
  Net unrealized gain (loss) .............................          28,004           56,976            9,997          179,517
                                                             -------------    -------------    -------------    -------------
    Net realized and unrealized gain (loss) ..............          28,564           57,712            9,995          180,348
                                                             -------------    -------------    -------------    -------------
    Net increase (decrease) in net assets from operations.   $      27,058    $      55,749    $       9,834    $     178,441
                                                             =============    =============    =============    =============

                                                                      KVS FOCUSED        KVS               KVS           SCUDDER
                                                            INDEX      LARGE CAP        GROWTH            GROWTH          VLIF
                                                            500(b)     GROWTH(c)    OPPORTUNITIES(c)   AND INCOME(c)  INTERNATIONAL
                                                           --------  -------------  ----------------  --------------  -------------
INVESTMENT INCOME:
  Dividends .............................................. $      -  $           -  $              -  $            -  $         450
                                                           --------  -------------  ----------------  --------------  -------------

EXPENSES:
  Mortality and expense risk fees ........................       63              5                 5               5          4,415
  Administrative expense fees ............................        8              -                 -               -            529
                                                           --------  -------------  ----------------  --------------  -------------
    Total expenses .......................................       71              5                 5               5          4,944
                                                           --------  -------------  ----------------  --------------  -------------
    Net investment income (loss) .........................      (71)            (5)               (5)             (5)        (4,494)
                                                           --------  -------------  ----------------  --------------  -------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsor .....        -              -                 -               -         33,560
  Net realized gain (loss) from sales of investments .....        2              -                 -               -         17,422
                                                           --------  -------------  ----------------  --------------  -------------
    Net realized gain (loss) .............................        2              -                 -               -         50,982
  Net unrealized gain (loss) .............................    3,242            567               328             298        128,373
                                                           --------  -------------  ----------------  --------------  -------------
    Net realized and unrealized gain (loss) ..............    3,244            567               328             298        179,355
                                                           --------  -------------  ----------------  --------------  -------------
    Net increase (decrease) in net assets from operations. $  3,173  $         562  $            323  $          293  $     174,861
                                                           ========  =============  ================  ==============  =============


(a) For the Period 5/3/99 to 12/31/99.
(b) For the Period 9/1/99 to 12/31/99.
(c) For the Period 10/29/99 to 12/31/99.

   The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT KG

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                 SCUDDER         SCUDDER          SCUDDER          ALGER
                                                                   VLIF            VLIF            VLIF           AMERICAN
                                                                  GLOBAL         CAPITAL          GROWTH         LEVERAGED
                                                               DISCOVERY(d)       GROWTH        AND INCOME       ALLCAP(e)
                                                               ------------    ------------    ------------    ------------
INVESTMENT INCOME:
  Dividends ................................................   $          -    $      2,102    $      9,234    $          -
                                                               ------------    ------------    ------------    ------------

EXPENSES:
  Mortality and expense risk fees ..........................             81          11,039          12,010              17
  Administrative expense fees ..............................             10           1,325           1,441               2
                                                               ------------    ------------    ------------    ------------
    Total expenses .........................................             91          12,364          13,451              19
                                                               ------------    ------------    ------------    ------------
    Net investment income (loss) ...........................            (91)        (10,262)         (4,217)            (19)
                                                               ------------    ------------    ------------    ------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsor .......              -          97,276          60,106               -
  Net realized gain (loss) from sales of investments .......             48         (22,082)         (5,910)              -
                                                               ------------    ------------    ------------    ------------
    Net realized gain (loss) ...............................             48          75,194          54,196               -
  Net unrealized gain (loss) ...............................          9,807         217,533         (26,737)          2,200
                                                               ------------    ------------    ------------    ------------
    Net realized and unrealized gain (loss) ................          9,855         292,727          27,459           2,200
                                                               ------------    ------------    ------------    ------------
    Net increase (decrease) in net assets from operations ..   $      9,764    $    282,465    $     23,242    $      2,181
                                                               ============    ============    ============    ============

                                                                                             DREYFUS                       JANUS
                                                                  ALGER        DREYFUS      SOCIALLY         JANUS        ASPEN
                                                                 AMERICAN      MIDCAP      RESPONSIBLE       ASPEN      GROWTH AND
                                                               BALANCED(e)     STOCK(f)     GROWTH(f)      GROWTH(f)     INCOME(f)
                                                               -----------   -----------   -----------    -----------   -----------
INVESTMENT INCOME:
  Dividends ................................................   $         -   $        11   $         -    $         2   $         4
                                                               -----------   -----------   -----------    -----------   -----------

EXPENSES:
  Mortality and expense risk fees ..........................             3             8             7              8             8
  Administrative expense fees ..............................             1             1             1              -             1
                                                               -----------   -----------   -----------    -----------   -----------
    Total expenses .........................................             4             9             8              8             9
                                                               -----------   -----------   -----------    -----------   -----------
    Net investment income (loss) ...........................            (4)            2            (8)            (6)           (5)
                                                               -----------   -----------   -----------    -----------   -----------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsor .......             -             -            78              -             -
  Net realized gain (loss) from sales of investments .......             -             -             1              -             1
                                                               -----------   -----------   -----------    -----------   -----------
    Net realized gain (loss) ...............................             -             -            79              -             1
  Net unrealized gain (loss) ...............................           120           373           274            461           817
                                                               -----------   -----------   -----------    -----------   -----------
    Net realized and unrealized gain (loss) ................           120           373           353            461           818
                                                               -----------   -----------   -----------    -----------   -----------
    Net increase (decrease) in net assets from operations ..   $       116   $       375   $       345    $       455   $       813
                                                               ===========   ===========   ===========    ===========   ===========

(d) For the Period 10/20/99 to 12/31/99.
(e) For the Period 11/15/99 to 12/31/99.
(f) For the Period 9/21/99 to 12/31/99.

   The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT KG

                      STATEMENTS OF CHANGES IN NET ASSETS


                                                                SMALL CAP VALUE        SMALL CAP GROWTH          CONTRARIAN VALUE
                                                                  YEAR ENDED              YEAR ENDED               YEAR ENDED
                                                                  DECEMBER 31,           DECEMBER 31,              DECEMBER 31,
                                                            ----------------------  ----------------------  ------------------------
                                                               1999        1998       1999         1998        1999         1998
                                                             ---------  ---------  ----------   ---------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) ............................  $  (3,428) $  (3,617) $   (5,391)  $  (1,842)  $    7,201   $  (11,079)
  Net realized gain (loss) ................................     (8,705)      (317)      4,981      11,151      161,925      (12,271)
  Net unrealized gain (loss) ..............................      9,767      6,083     158,028      20,343     (455,682)     242,325
                                                             ---------  ---------  ----------   ---------   ----------   ----------
  Net increase (decrease) in net assets from operations ...     (2,366)     2,149     157,618      29,652     (286,556)     218,975
                                                             ---------  ---------  ----------   ---------   ----------   ----------

  FROM CONTRACT TRANSACTIONS:
  Net purchase payments ...................................    111,981    504,022      79,438     192,942      689,040    2,012,025
  Withdrawals .............................................    (35,409)   (29,292)    (38,807)    (13,874)     (88,141)     (36,322)
  Contract benefits .......................................          -          -           -           -     (836,736)           -
  Contract charges ........................................       (111)        (8)       (113)        (22)        (268)         (41)
  Transfers between sub-accounts (including fixed account),
    net ...................................................   (106,701)    17,713     205,468     (22,808)    (167,925)    (306,540)
  Other transfers from (to) the General Account ...........     35,582     73,421      90,024      62,671      275,846      218,266
  Net increase (decrease) in investment by Sponsor ........          -          -           -           -            -            -
                                                             ---------  ---------  ----------   ---------   ----------   ----------
  Net increase (decrease) in net assets from contract
    transactions ..........................................      5,342    565,856     336,010     218,909     (128,184)   1,887,388
                                                             ---------  ---------  ----------   ---------   ----------   ----------
  Net increase (decrease) in net assets ...................      2,976    568,005     493,628     248,561     (414,740)   2,106,363

NET ASSETS:
  Beginning of year .......................................    620,277     52,272     266,398      17,837    2,283,153      176,790
                                                             ---------  ---------  ----------   ---------   ----------   ----------
  End of year .............................................  $ 623,253  $ 620,277  $  760,026   $ 266,398   $1,868,413   $2,283,153
                                                             =========  =========  ==========   =========   ==========   ==========

                                                                    INTERNATIONAL               GROWTH
                                                                     YEAR ENDED               YEAR ENDED
                                                                    DECEMBER 31,             DECEMBER 31,
                                                              ----------------------    -----------------------
                                                                 1999        1998         1999          1998
                                                              ---------    ---------    ---------    ---------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) ............................   $  (2,206)   $  (1,074)   $ (14,826)   $  (2,851)
  Net realized gain (loss) ................................      55,519        3,422       17,517       25,340
  Net unrealized gain (loss) ..............................     176,692       12,745      415,869       28,637
                                                              ---------    ---------    ---------    ---------
  Net increase (decrease) in net assets from operations ...     230,005       15,093      418,560       51,126
                                                              ---------    ---------    ---------    ---------

  FROM CONTRACT TRANSACTIONS:
  Net purchase payments ...................................      78,812      155,112      770,632      383,758
  Withdrawals .............................................     (17,652)        (494)     (69,516)        (951)
  Contract benefits .......................................           -            -            -            -
  Contract charges ........................................        (118)         (12)        (204)         (27)
  Transfers between sub-accounts (including fixed account),
    net ...................................................      23,076       35,312      241,173       12,998
  Other transfers from (to) the General Account ...........      95,887      132,350       51,237      102,267
  Net increase (decrease) in investment by Sponsor ........           -            -            -            -
                                                              ---------    ---------    ---------    ---------
  Net increase (decrease) in net assets from contract
    transactions ..........................................     180,005      322,268      993,322      498,045
                                                              ---------    ---------    ---------    ---------
  Net increase (decrease) in net assets ...................     410,010      337,361    1,411,882      549,171

NET ASSETS:
  Beginning of year .......................................     381,737       44,376      565,217       16,046
                                                              ---------    ---------    ---------    ---------
  End of year .............................................   $ 791,747    $ 381,737    $1,977,099   $ 565,217
                                                              =========    =========    =========    =========

   The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT KG

                                                                 VALUE+GROWTH          HORIZON 20+             TOTAL RETURN
                                                                  YEAR ENDED            YEAR ENDED              YEAR ENDED
                                                                 DECEMBER 31,          DECEMBER 31,            DECEMBER 31,
                                                           -----------------------  ------------------   -----------------------
                                                              1999       1998          1999     1998        1999       1998
                                                           ----------- -----------  --------- --------   ----------- -----------
S>
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) ..........................  $  (13,397) $   (7,482)  $   (649) $  (238)   $   22,723  $    3,525
  Net realized gain (loss) ..............................      68,535        (823)       873      281       108,581      51,283
  Net unrealized gain (loss) ............................     199,664     117,696      7,415    1,029       207,037      58,881
                                                           ----------- -----------  --------- --------   ----------- -----------
  Net increase (decrease) in net assets from operations..     254,802     109,391      7,639    1,072       338,341     113,689
                                                           ----------- -----------  --------- --------   ----------- -----------

  FROM CONTRACT TRANSACTIONS:
  Net purchase payments .................................     879,654     966,340    115,706   31,236     1,474,233     827,904
  Withdrawals ...........................................     (91,231)    (59,651)   (32,291)  (1,556)      (61,107)    (16,986)
  Contract benefits .....................................           -           -          -        -        (1,880)    (27,116)
  Contract charges ......................................        (276)        (14)       (19)      (8)         (650)        (20)
  Transfers between sub-accounts (including fixed account),
    net .................................................    (260,599)    (37,468)    19,408       22       104,549     156,599
  Other transfers from (to) the General Account .........     115,033     131,568        480    2,073       253,177     310,042
  Net increase (decrease) in investment by Sponsor ......         -           -          -        -             -           -
                                                           ----------- -----------  --------- --------   ----------- -----------
  Net increase (decrease) in net assets from contract
    transactions ........................................     642,581   1,000,775    103,284   31,767     1,768,322   1,250,423
                                                           ----------- -----------  --------- --------   ----------- -----------
  Net increase (decrease) in net assets .................     897,383   1,110,166    110,923   32,839     2,106,663   1,364,112

NET ASSETS:
  Beginning of year .....................................   1,230,029     119,863     37,691    4,852     1,407,021      42,909
                                                           ----------- -----------  --------- --------   ----------- -----------
  End of year ...........................................  $2,127,412  $1,230,029   $148,614  $37,691    $3,513,684  $1,407,021
                                                           =========== ===========  ========= ========   =========== ===========

                                                                 HORIZON 10+           HORIZON 5             HIGH YIELD
                                                                 YEAR ENDED            YEAR ENDED           YEAR ENDED
                                                                DECEMBER 31,          DECEMBER 31,          DECEMBER 31,
                                                           ---------------------  -------------------  -----------------------
                                                             1999        1998       1999      1998        1999        1998
                                                           ----------- ---------  --------- ---------  ----------- -----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) ..........................  $    4,220  $ (3,751)  $  3,665  $ (3,342)  $  194,437  $   32,999
  Net realized gain (loss) ..............................       3,632     1,209     26,258     2,697      (30,516)     (7,391)
  Net unrealized gain (loss) ............................      66,525    47,609    (21,664)   34,357     (156,114)    (28,889)
                                                           ----------- ---------  --------- ---------  ----------- -----------
  Net increase (decrease) in net assets from operations..      74,377    45,067      8,259    33,712        7,807      (3,281)
                                                           ----------- ---------  --------- ---------  ----------- -----------

  FROM CONTRACT TRANSACTIONS:
  Net purchase payments .................................     373,882   687,794     50,541   543,947      786,669   1,509,922
  Withdrawals ...........................................     (19,906)   (4,562)   (55,369)  (56,060)    (204,805)    (37,859)
  Contract benefits .....................................           -         -   (120,103)        -       (1,610)          -
  Contract charges ......................................        (261)        -       (100)        -         (391)        (24)
  Transfers between sub-accounts (including fixed account),
    net .................................................     (25,772)  108,163   (416,941)   17,017     (180,000)    233,044
  Other transfers from (to) the General Account .........      31,748    21,659     49,688    86,685      281,114     353,604
  Net increase (decrease) in investment by Sponsor ......           -         -          -         -            -           -
                                                           ----------- ---------  --------- ---------  ----------- -----------
  Net increase (decrease) in net assets from contract
    transactions ........................................     359,691   813,054   (492,284)  591,589      680,977   2,058,687
                                                           ----------- ---------  --------- ---------  ----------- -----------
  Net increase (decrease) in net assets .................     434,068   858,121   (484,025)  625,301      688,784   2,055,406

NET ASSETS:
  Beginning of year .....................................     879,679    21,558    707,979    82,678    2,130,914      75,508
                                                           ----------- ---------  --------- ---------  ----------- -----------
  End of year ...........................................  $1,313,747  $879,679   $223,954  $707,979   $2,819,698  $2,130,914
                                                           =========== =========  ========= =========  =========== ===========

   The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT KG

                                                              INVESTMENT GRADE BOND   GOVERNMENT SECURITIES       MONEY MARKET
                                                                     YEAR ENDED            YEAR ENDED              YEAR ENDED
                                                                    DECEMBER 31,          DECEMBER 31,            DECEMBER 31,
                                                              ---------------------  ----------------------  -----------------------
                                                                  1999       1998        1999       1998        1999         1998
                                                              ----------  ---------  ---------- -----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) .............................    $ 6,413   $ (1,076)   $ 36,641   $    (391)   $  46,407    $  5,695
  Net realized gain (loss) .................................      3,390      1,043     (16,841)        443            -           -
  Net unrealized gain (loss) ...............................    (29,236)     9,800     (25,985)      5,941            -           -
                                                              ----------  ---------  ---------- -----------  -----------  ----------
  Net increase (decrease) in net assets from operations ....    (19,433)     9,767      (6,185)      5,993       46,407       5,695
                                                              ----------  ---------  ---------- -----------  -----------  ----------

  FROM CONTRACT TRANSACTIONS:
  Net purchase payments ....................................    152,556    275,959     379,983     538,138    2,398,464   1,832,810
  Withdrawals ..............................................    (17,222)    (3,684)    (53,774)    (25,456)    (148,057)          -
  Contract benefits ........................................     (1,697)         -           -           -            -           -
  Contract charges .........................................        (60)         -         (19)          -         (197)        (14)
  Transfers between sub-accounts (including fixed account),
    net ....................................................    (15,443)   (69,316)   (711,359)    474,416     (627,678)   (894,926)
  Other transfers from (to) the General Account ............    133,721    197,935      95,161      14,580       18,615    (147,931)
  Net increase (decrease) in investment by Sponsor .........          -          -           -           -            -           -
                                                              ----------  ---------  ---------- -----------  -----------  ----------
  Net increase (decrease) in net assets from contract
    transactions ...........................................    251,855    400,894    (290,008)  1,001,678    1,641,147     789,939
                                                              ----------  ---------  ---------- -----------  -----------  ----------
  Net increase (decrease) in net assets ....................    232,422    410,661    (296,193)  1,007,671    1,687,554     795,634

NET ASSETS:
  Beginning of year ........................................    431,453     20,792   1,028,474      20,803      801,015       5,381
                                                              ----------  ---------  ---------- -----------  -----------  ----------
  End of year ..............................................   $663,875   $431,453   $ 732,281  $1,028,474   $2,488,569   $ 801,015
                                                              ==========  =========  ========== ===========  ===========  ==========

                                                                  GLOBAL INCOME            BLUE CHIP
                                                                    YEAR ENDED            YEAR ENDED
                                                                   DECEMBER 31,           DECEMBER 31,
                                                                -----------------  ------------------------
                                                                    1999    1998       1999         1998
                                                                -------- --------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) .............................     $1,101  $    (9)   $ (25,613)    $ (4,182)
  Net realized gain (loss) .................................        461      179       33,064        1,277
  Net unrealized gain (loss) ...............................     (5,155)   1,671      622,042       81,902
                                                                -------- --------  -----------  -----------
  Net increase (decrease) in net assets from operations ....     (3,593)   1,841      629,493       78,997
                                                                -------- --------  -----------  -----------

  FROM CONTRACT TRANSACTIONS:
  Net purchase payments ....................................     29,255   13,781    1,634,546      826,872
  Withdrawals ..............................................     (3,615)  (1,341)    (149,180)     (13,980)
  Contract benefits ........................................          -        -      (75,405)           -
  Contract charges .........................................        (13)       -         (463)         (17)
  Transfers between sub-accounts (including fixed account),
    net ....................................................      2,629      626      604,741       33,427
  Other transfers from (to) the General Account ............      2,669    3,917      622,297      182,261
  Net increase (decrease) in investment by Sponsor .........          -      (21)           -          (21)
                                                                -------- --------  -----------  -----------
  Net increase (decrease) in net assets from contract
    transactions ...........................................     30,925   16,962    2,636,536    1,028,542
                                                                -------- --------  -----------  -----------
  Net increase (decrease) in net assets ....................     27,332   18,803    3,266,029    1,107,539

NET ASSETS:
  Beginning of year ........................................     29,545   10,742    1,155,373       47,834
                                                                -------- --------  -----------  -----------
  End of year ..............................................    $56,877  $29,545   $4,421,402   $1,155,373
                                                                ======== ========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT KG


                                                              DREMAN FINANCIAL SERVICES    DREMAN HIGH RETURN EQUITY
                                                              YEAR ENDED     PERIOD       YEAR ENDED        PERIOD
                                                             DECEMBER 31, FROM 10/27/98*  DECEMBER 31,   FROM 10/12/98*
                                                                 1999      TO 12/31/98       1999         TO 12/31/98
                                                             ------------ ------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) ............................. $    (2,165) $      (109)  $     (11,129)  $        (716)
  Net realized gain (loss) .................................      (1,279)           3         (56,187)              2
  Net unrealized gain (loss) ...............................     (23,698)       2,598        (254,638)          4,406
                                                             ------------ ------------  --------------  --------------
  Net increase (decrease) in net assets from operations ....     (27,142)       2,492        (321,954)          3,692
                                                             ------------ ------------  --------------  --------------

  FROM CONTRACT TRANSACTIONS:
  Net purchase payments ....................................     226,378       45,869       2,038,113         425,097
  Withdrawals ..............................................     (28,407)           -        (100,259)         (2,428)
  Contract benefits ........................................           -            -               -               -
  Contract charges .........................................           -            -             (54)              -
  Transfers between sub-accounts (including fixed account),
    net ....................................................      48,505        5,200        (200,918)         22,544
  Other transfers from (to) the General Account ............       9,540        4,197          98,132          69,995
  Net increase (decrease) in investment by Sponsor .........           -            -               -               -
                                                             ------------ ------------  --------------  --------------
  Net increase (decrease) in net assets from contract
    transactions ...........................................     256,016       55,266       1,835,014         515,208
                                                             ------------ ------------  --------------  --------------
  Net increase (decrease) in net assets ....................     228,874       57,758       1,513,060         518,900

NET ASSETS:
  Beginning of year ........................................      57,758            -         518,900               -
                                                             ------------ ------------  --------------  --------------
  End of year .............................................. $   286,632  $    57,758   $   2,031,960   $     518,900
                                                             ============ ============  ==============  ==============

                                                                                                                         AGGRESSIVE
                                                           INTERNATIONAL GROWTH AND INCOME      GLOBAL BLUE CHIP          GROWTH
                                                              YEAR ENDED      PERIOD       YEAR ENDED       PERIOD        PERIOD
                                                              DECEMBER 31, FROM 12/9/98*   DECEMBER 31,  FROM 11/17/98* FROM 5/3/99*
                                                                 1999      TO 12/31/98        1999        TO 12/31/98   TO 12/31/99
                                                             ------------  -----------    -------------  -------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) ............................. $    (1,506)  $       (4)    $     (1,963)  $        (57)  $    (161)
  Net realized gain (loss) .................................         560            -              736             54          (2)
  Net unrealized gain (loss) ...............................      28,004          186           56,976          1,613       9,997
                                                             ------------  -----------    -------------  -------------  ----------
  Net increase (decrease) in net assets from operations ....      27,058          182           55,749          1,610       9,834
                                                             ------------  -----------    -------------  -------------  ----------

  FROM CONTRACT TRANSACTIONS:
  Net purchase payments ....................................     201,416        5,000          239,429         52,985           -
  Withdrawals ..............................................      (7,821)           -          (12,239)        (2,349)       (316)
  Contract benefits ........................................           -            -                -              -           -
  Contract charges .........................................           -            -                -              -           -
  Transfers between sub-accounts (including fixed account),
    net ....................................................       3,044            -           43,068              -     152,518
  Other transfers from (to) the General Account ............         170            -           15,097              -         200
  Net increase (decrease) in investment by Sponsor .........           -            -                -              -       2,000
                                                             ------------  -----------    -------------  -------------  ----------
  Net increase (decrease) in net assets from contract
    transactions ...........................................     196,809        5,000          285,355         50,636     154,402
                                                             ------------  -----------    -------------  -------------  ----------
  Net increase (decrease) in net assets ....................     223,867        5,182          341,104         52,246     164,236

NET ASSETS:
  Beginning of year ........................................       5,182            -           52,246              -           -
                                                             ------------  -----------    -------------  -------------  ----------
  End of year .............................................. $   229,049   $    5,182     $    393,350   $     52,246   $ 164,236
                                                             ============  ===========    =============  =============  ==========

* Date of initial investment

   The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT KG

                                                                                            KVS FOCUSED            KVS
                                                             TECHNOLOGY                      LARGE CAP           GROWTH
                                                               GROWTH        INDEX 500         GROWTH         OPPORTUNITIES
                                                               PERIOD         PERIOD           PERIOD            PERIOD
                                                            FROM 5/3/99*   FROM 9/1/99*    FROM 10/29/99*    FROM 10/29/99*
                                                            TO 12/31/99     TO 12/31/99     TO 12/31/99        TO 12/31/99
                                                            -----------    ------------    --------------   ----------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) ...........................  $   (1,907)    $       (71)    $          (5)   $            (5)
  Net realized gain (loss) ...............................         831               2                 -                  -
  Net unrealized gain (loss) .............................     179,517           3,242               567                328
                                                            -----------    ------------    --------------   ----------------
  Net increase (decrease) in net assets from operations ..     178,441           3,173               562                323
                                                            -----------    ------------    --------------   ----------------

  FROM CONTRACT TRANSACTIONS:
  Net purchase payments ..................................     131,870          45,705                 -                  -
  Withdrawals ............................................      (2,052)              -                 -                  -
  Contract benefits ......................................           -               -                 -                  -
  Contract charges .......................................         (29)              -                 -                  -
  Transfers between sub-accounts (including fixed account),
    net ..................................................     784,978          14,257                 -                  -
  Other transfers from (to) the General Account ..........      10,662               -                 -                  -
  Net increase (decrease) in investment by Sponsor .......        (198)          2,000             2,000              2,000
                                                            -----------    ------------    --------------   ----------------
  Net increase (decrease) in net assets from contract
    transactions .........................................     925,231          61,962             2,000              2,000
                                                            -----------    ------------    --------------   ----------------
  Net increase (decrease) in net assets ..................   1,103,672          65,135             2,562              2,323

NET ASSETS:
  Beginning of year ......................................           -               -                 -                  -
                                                            -----------    ------------    --------------   ----------------
  End of year ............................................  $1,103,672     $    65,135     $       2,562    $         2,323
                                                            ===========    ============    ==============   ================

                                                                  KVS
                                                                GROWTH                   SCUDDER
                                                              AND INCOME             VLIF INTERNATIONAL
                                                                PERIOD          YEAR ENDED        PERIOD
                                                            FROM 10/29/99*     DECEMBER 31,   FROM 8/28//98*
                                                              TO 12/31/99          1999        TO 12/31/98
                                                            ---------------    -------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) ...........................  $           (5)    $     (4,494)  $        (908)
  Net realized gain (loss) ...............................               -           50,982              10
  Net unrealized gain (loss) .............................             298          128,373          19,056
                                                            ---------------    -------------  --------------
  Net increase (decrease) in net assets from operations ..             293          174,861          18,158
                                                            ---------------    -------------  --------------

  FROM CONTRACT TRANSACTIONS:
  Net purchase payments ..................................               -          201,898         199,090
  Withdrawals ............................................               -          (12,459)              -
  Contract benefits ......................................               -                -               -
  Contract charges .......................................               -               (5)              -
  Transfers between sub-accounts (including fixed account),
    net ..................................................               -          (38,480)          3,333
  Other transfers from (to) the General Account ..........               -              925              75
  Net increase (decrease) in investment by Sponsor .......           2,000                -               -
                                                            ---------------    -------------  --------------
  Net increase (decrease) in net assets from contract
    transactions .........................................           2,000          151,879         202,498
                                                            ---------------    -------------  --------------
  Net increase (decrease) in net assets ..................           2,293          326,740         220,656

NET ASSETS:
  Beginning of year ......................................               -          220,656               -
                                                            ---------------    -------------  --------------
  End of year ............................................  $        2,293     $    547,396   $     220,656
                                                            ===============    =============  ==============

* Date of initial investment

   The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT KG

                                                                            SCUDDER                        SCUDDER
                                                                     VLIF GLOBAL DISCOVERY           VLIF CAPITAL GROWTH
                                                                            PERIOD              YEAR ENDED           PERIOD
                                                                        FROM 10/20/99*         DECEMBER 31,       FROM 10/28/98*
                                                                          TO 12/31/99              1999            TO 12/31/98
                                                                     ---------------------    ----------------    --------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) ..................................... $                (91)    $       (10,262)    $        (114)
  Net realized gain (loss) .........................................                   48              75,194                 5
  Net unrealized gain (loss) .......................................                9,807             217,533             8,620
                                                                     ---------------------    ----------------    --------------
  Net increase (decrease) in net assets from operations ............                9,764             282,465             8,511
                                                                     ---------------------    ----------------    --------------

  FROM CONTRACT TRANSACTIONS:
  Net purchase payments ............................................                6,758             933,097             8,587
  Withdrawals ......................................................               (1,683)            (33,995)                -
  Contract benefits ................................................                    -            (319,362)                -
  Contract charges .................................................                    -                 (39)                -
  Transfers between sub-accounts (including fixed account), net ....               66,104             282,687           141,955
  Other transfers from (to) the General Account ....................                  (11)             12,153             8,255
  Net increase (decrease) in investment by Sponsor .................                    -                   -                 -
                                                                     ---------------------    ----------------    --------------
  Net increase (decrease) in net assets from contract transactions..               71,168             874,541           158,797
                                                                     ---------------------    ----------------    --------------
  Net increase (decrease) in net assets ............................               80,932           1,157,006           167,308

NET ASSETS:
  Beginning of year ................................................                    -             167,308                 -
                                                                     ---------------------    ----------------    --------------
  End of year ...................................................... $             80,932     $     1,324,314     $     167,308
                                                                     =====================    ================    ==============

                                                                                                             ALGER
                                                                                                            AMERICAN
                                                                                 SCUDDER                   LEVERAGED
                                                                          VLIF GROWTH AND INCOME             ALLCAP
                                                                       YEAR ENDED        PERIOD              PERIOD
                                                                       DECEMBER 31,    FROM 8/28/98*     FROM 11/15/99*
                                                                          1999         TO 12/31/98        TO 12/31/99
                                                                     --------------   ---------------    --------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) ..................................... $      (4,217)   $          340     $         (19)
  Net realized gain (loss) .........................................        54,196               251                 -
  Net unrealized gain (loss) .......................................       (26,737)           29,857             2,200
                                                                     --------------   ---------------    --------------
  Net increase (decrease) in net assets from operations ............        23,242            30,448             2,181
                                                                     --------------   ---------------    --------------

  FROM CONTRACT TRANSACTIONS:
  Net purchase payments ............................................       618,467           355,959            15,000
  Withdrawals ......................................................       (19,793)           (3,012)                -
  Contract benefits ................................................      (325,631)                -                 -
  Contract charges .................................................           (29)                -                 -
  Transfers between sub-accounts (including fixed account), net ....       143,612            68,692            10,000
  Other transfers from (to) the General Account ....................         5,838             1,089                 -
  Net increase (decrease) in investment by Sponsor .................             -                 -             2,000
                                                                     --------------   ---------------    --------------
  Net increase (decrease) in net assets from contract transactions..       422,464           422,728            27,000
                                                                     --------------   ---------------    --------------
  Net increase (decrease) in net assets ............................       445,706           453,176            29,181

NET ASSETS:
  Beginning of year ................................................       453,176                 -                 -
                                                                     --------------   ---------------    --------------
  End of year ...................................................... $     898,882    $      453,176     $      29,181
                                                                     ==============   ===============    ==============

* Date of initial investment

   The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT KG

                                                                                                   DREYFUS
                                                                  ALGER           DREYFUS          SOCIALLY
                                                                AMERICAN           MIDCAP         RESPONSIBLE
                                                                BALANCED           STOCK            GROWTH
                                                                 PERIOD            PERIOD           PERIOD
                                                             FROM 11/15/99*    FROM 9/21/99*     FROM 9/21/99*
                                                               TO 12/31/99      TO 12/31/99       TO 12/31/99
                                                            ----------------  ----------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) ............................ $            (4)  $              2  $          (8)
  Net realized gain (loss) ................................               -                  -             79
  Net unrealized gain (loss) ..............................             120                373            274
                                                            ----------------  ----------------- --------------
  Net increase (decrease) in net assets from operations ...             116                375            345
                                                            ----------------  ----------------- --------------

  FROM CONTRACT TRANSACTIONS:
  Net purchase payments ...................................               -                  -              -
  Withdrawals .............................................               -                  -              -
  Contract benefits .......................................               -                  -              -
  Contract charges ........................................               -                  -              -
  Transfers between sub-accounts (including fixed account),
    net ...................................................               -              2,000              -
  Other transfers from (to) the General Account ...........               -                  -              -
  Net increase (decrease) in investment by Sponsor ........           2,000              2,000          2,000
                                                            ----------------  ----------------- --------------
  Net increase (decrease) in net assets from contract
    transactions ..........................................           2,000              4,000          2,000
                                                            ----------------  ----------------- --------------
  Net increase (decrease) in net assets ...................           2,116              4,375          2,345

NET ASSETS:
  Beginning of year .......................................               -                  -              -
                                                            ----------------  ----------------- --------------
  End of year ............................................. $         2,116   $          4,375  $       2,345
                                                            ================  ================= ==============

                                                                                JANUS
                                                                JANUS           ASPEN
                                                                ASPEN          GROWTH
                                                                GROWTH       AND INCOME
                                                                PERIOD         PERIOD
                                                            FROM 9/21/99*   FROM 9/21/99*
                                                             TO 12/31/99     TO 12/31/99
                                                            -------------   -------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
  Net investment income (loss) ............................ $         (6)   $         (5)
  Net realized gain (loss) ................................            -               1
  Net unrealized gain (loss) ..............................          461             817
                                                            -------------   -------------
  Net increase (decrease) in net assets from operations ...          455             813
                                                            -------------   -------------

  FROM CONTRACT TRANSACTIONS:
  Net purchase payments ...................................            -               -
  Withdrawals .............................................            -               -
  Contract benefits .......................................            -               -
  Contract charges ........................................            -               -
  Transfers between sub-accounts (including fixed account),
    net ...................................................            -               -
  Other transfers from (to) the General Account ...........            -               -
  Net increase (decrease) in investment by Sponsor ........        2,000           2,000
                                                            -------------   -------------
  Net increase (decrease) in net assets from contract
    transactions ..........................................        2,000           2,000
                                                            -------------   -------------
  Net increase (decrease) in net assets ...................        2,455           2,813

NET ASSETS:
  Beginning of year .......................................            -               -
                                                            -------------   -------------
  End of year ............................................. $      2,455    $      2,813
                                                            =============   =============

* Date of initial investment

   The accompanying notes are an integral part of these financial statements.

                               SEPARATE ACCOUNT KG

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

     Separate Account KG is a separate investment account of First Allmerica Financial Life Insurance Company (the Company), established on November 14, 1997 for the purpose of separating from the general assets of the Company those assets used to fund certain variable annuity contracts issued by the Company. The Company is a wholly-owned subsidiary of Allmerica Financial Corporation
(AFC). Under applicable insurance law, the assets and liabilities of Separate Account KG are clearly identified and distinguished from the other assets and liabilities of the Company. Separate Account KG cannot be charged with liabilities arising out of any other business of the Company.

     Separate Account KG is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act). Separate Account KG currently offers thirty-six Sub-Accounts under the variable annuity contracts. Each Sub-Account invests exclusively in a corresponding investment portfolio of Kemper Variable Series (KVS) or Scudder Variable Life Investment Fund (Scudder
VLIF) managed by Scudder Kemper Investments, Inc. (Scudder Kemper); or of The Alger American Fund (Alger) managed by Fred Alger Management, Inc.; or of Dreyfus Investment Portfolios or Dreyfus Socially Responsible Growth Fund, Inc. (Dreyfus) managed by The Dreyfus Corporation; or of Janus Aspen Series (Janus) managed by Janus Capital. KVS, Scudder VLIF, Alger, Dreyfus and Janus (the Funds) are open-end, management investment companies registered under the 1940 Act.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENTS - Security transactions are recorded on the trade date. Investments held by the Sub-Accounts are stated at the net asset value per share of the respective investment portfolio of the Funds. Realized gains and losses on securities sold are determined using the average cost method. Dividends and capital gain distributions are recorded on the ex-dividend date and are reinvested in additional shares of the respective investment portfolio of the Funds at net asset value.

     FEDERAL INCOME TAXES - The Company is taxed as a "life insurance company" under Subchapter L of the Internal Revenue Code (the Code) and files a consolidated federal income tax return. The Company anticipates no tax liability resulting from the operations of Separate Account KG. Therefore, no provision for income taxes has been charged against Separate Account KG.

                               SEPARATE ACCOUNT KG

NOTE 3 - INVESTMENTS

     The number of shares owned, aggregate cost, and net asset value per share of each Sub-Account's investment in the Funds at December 31, 1999 were as follows:

                                                             PORTFOLIO INFORMATION
                                           ----------------------------------------------------------
                                                                                       NET ASSET
                                                NUMBER OF           AGGREGATE            VALUE
INVESTMENT PORTFOLIO                              SHARES              COST             PER SHARE
--------------------                       -------------------  -----------------  ------------------
Small Cap Value ...........................      574,459        $     606,822      $       1.085
Small Cap Growth ..........................      286,375              581,295              2.654
Contrarian Value ..........................    1,271,246            2,076,316              1.470
International .............................      369,047              601,617              2.145
Growth ....................................      487,654            1,532,548              4.054
Value+Growth ..............................    1,121,324            1,806,979              1.895
Horizon 20+ ...............................       92,057              140,252              1.614
Total Return ..............................    1,218,992            3,247,143              2.882
Horizon 10+ ...............................      883,489            1,192,148              1.479
Horizon 5 .................................      163,181              203,476              1.334
High Yield ................................    2,459,783            3,004,257              1.146
Investment Grade Bond .....................      596,865              676,683              1.101
Government Securities .....................      633,149              752,276              1.157
Money Market ..............................    2,482,718            2,482,718              1.000
Global Income .............................       57,676               60,398              0.986
Blue Chip .................................    2,817,956            3,716,435              1.569
Dreman Financial Services .................      310,128              307,732              0.924
Dreman High Return Equity .................    2,266,674            2,282,192              0.896
International Growth and Income ...........      221,421              200,859              1.034
Global Blue Chip ..........................      317,894              334,761              1.237
Aggressive Growth .........................      117,403              154,239              1.399
Technology Growth .........................      621,090              924,155              1.777
Index 500 .................................       59,455               61,893              1.096
KVS Focused Large Cap Growth ..............        1,995                1,995              1.284
KVS Growth Opportunities ..................        1,995                1,995              1.164
KVS Growth And Income .....................        1,995                1,995              1.149
Scudder VLIF International ................       26,912              399,967             20.340
Scudder VLIF Global Discovery .............        6,141               71,125             13.180
Scudder VLIF Capital Growth ...............       45,462            1,098,162             29.130
Scudder VLIF Growth and Income ............       82,015              895,762             10.960
Alger American Leveraged AllCap ...........          503               26,981             57.970
Alger American Balanced ...................          136                1,996             15.570
Dreyfus MidCap Stock ......................          326                4,002             13.440
Dreyfus Socially Responsible Growth .......           60                2,071             39.070
Janus Aspen Growth ........................           73                1,994             33.650
Janus Aspen Growth and Income .............          135                1,997             20.770

                               SEPARATE ACCOUNT KG

NOTE 4 - RELATED PARTY TRANSACTIONS

     The Company makes a charge of 1.25% per annum based on the average daily net assets of each Sub-Account at each valuation date for mortality and expense risks. The Company also charges each Sub-Account 0.15% per annum based on the average daily net assets of each Sub-Account for administrative expenses. These charges are deducted from the daily value of each Sub-Account and are paid to the Company on a daily and monthly basis.

     A contract fee is currently deducted on the contract anniversary and upon full surrender of the contract when the accumulated value is less than $50,000 on contracts issued on Form A3025-96 (Kemper Gateway Elite) and when the accumulated value is less than $75,000 for contracts issued on Form A3027-98 (Kemper Gateway Advisor). The fee is currently waived for contracts issued to and maintained by the trustee of a 401(k) plan.

     Allmerica Investments, Inc. (Allmerica Investments), an indirect wholly-owned subsidiary of the Company, is principal underwriter and general distributor of Separate Account KG, and does not receive any compensation for sales of the contracts. Commissions are paid by the Company to registered representatives of Allmerica Investments and to certain independent broker-dealers. The current series of contracts have a contingent deferred sales charge and no deduction is made for sales charges at the time of the sale.

NOTE 5 - CONTRACTOWNERS AND SPONSOR TRANSACTIONS

     Transactions from contractowners and sponsor were as follows:

                                                                  PERIOD ENDED DECEMBER 31,
                                                       1999                                       1998
                                     ---------------------------------------     ----------------------------------------
                                            UNITS                AMOUNT                UNITS                 AMOUNT
                                     ------------------    -----------------     ------------------    ------------------
Small Cap Value
  Issuance of Units ..............              304,992    $          266,234               758,617    $          658,357
  Redemption of Units ............             (311,102)             (260,892)             (104,007)              (92,501)
                                     ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ......               (6,110)   $            5,342               654,610    $          565,856
                                     ==================    ==================    ==================    ==================

Small Cap Growth
  Issuance of Units ..............              384,932    $          468,374               272,058    $          277,017
  Redemption of Units ............             (118,527)             (132,364)              (58,550)              (58,108)
                                     ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ......              266,405    $          336,010               213,508    $          218,909
                                     ==================    ==================    ==================    ==================

Contrarian Value
  Issuance of Units ..............            1,147,300    $        1,371,820             2,153,322    $        2,315,657
  Redemption of Units ............           (1,292,060)           (1,500,004)             (413,770)             (428,269)
                                     ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ......             (144,760)   $         (128,184)            1,739,552    $        1,887,388
                                     ==================    ==================    ==================    ==================

International
  Issuance of Units ..............              204,952    $          220,373               334,236    $          326,967
  Redemption of Units ............              (37,537)              (40,368)               (4,440)               (4,699)
                                     ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ......              167,415    $          180,005               329,796    $          322,268
                                     ==================    ==================    ==================    ==================

Growth
  Issuance of Units ..............              947,293    $        1,153,132               497,684    $          500,582
  Redemption of Units ............             (135,402)             (159,810)               (2,620)               (2,537)
                                     ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ......              811,891    $          993,322               495,064    $          498,045
                                     ==================    ==================    ==================    ==================


                                     SA-18

                               SEPARATE ACCOUNT KG

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 - CONTRACTOWNERS AND SPONSOR TRANSACTIONS (CONTINUED)

                                                                            PERIOD ENDED DECEMBER 31,
                                                                 1999                                       1998
                                               ----------------------------------------    ----------------------------------------
                                                      UNITS                AMOUNT                UNITS                 AMOUNT
                                               ------------------    ------------------    ------------------    ------------------
Value+Growth
  Issuance of Units ........................              950,774    $        1,118,008             1,088,327    $        1,127,426
  Redemption of Units ......................             (404,388)             (475,427)             (132,203)             (126,651)
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................              546,386    $          642,581               956,124    $        1,000,775
                                               ==================    ==================    ==================    ==================

Horizon 20+
  Issuance of Units ........................              131,313    $          146,933                32,532    $           34,708
  Redemption of Units ......................              (39,537)              (43,649)               (2,983)               (2,941)
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................               91,776    $          103,284                29,549    $           31,767
                                               ==================    ==================    ==================    ==================

Total Return
  Issuance of Units ........................            1,854,219    $        2,226,128             1,317,040    $        1,403,752
  Redemption of Units ......................             (380,366)             (457,806)             (137,214)             (153,329)
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................            1,473,853    $        1,768,322             1,179,826    $        1,250,423
                                               ==================    ==================    ==================    ==================

Horizon 10+
  Issuance of Units ........................              373,065    $          419,354               773,419    $          818,896
  Redemption of Units ......................              (59,521)              (59,663)               (5,805)               (5,842)
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................              313,544    $          359,691               767,614    $          813,054
                                               ==================    ==================    ==================    ==================

Horizon 5
  Issuance of Units ........................               96,565    $          106,841               648,542    $          682,429
  Redemption of Units ......................             (542,871)             (599,125)              (86,777)              (90,840)
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................             (446,306)   $         (492,284)              561,765    $          591,589
                                               ==================    ==================    ==================    ==================

High Yield
  Issuance of Units ........................            1,225,811    $        1,247,608             2,309,193    $        2,324,603
  Redemption of Units ......................             (560,369)             (566,631)             (263,493)             (265,916)
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................              665,442    $          680,977             2,045,700    $        2,058,687
                                               ==================    ==================    ==================    ==================

Investment Grade Bond
  Issuance of Units ........................              296,332    $          310,727               457,537    $          477,324
  Redemption of Units ......................              (56,790)              (58,872)              (74,545)              (76,430)
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................              239,542    $          251,855               382,992    $          400,894
                                               ==================    ==================    ==================    ==================

Government Securities
  Issuance of Units ........................              474,053    $          500,907             1,005,478    $        1,060,460
  Redemption of Units ......................             (748,526)             (790,915)              (55,627)              (58,782)
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................             (274,473)   $         (290,008)              949,851    $        1,001,678
                                               ==================    ==================    ==================    ==================

Money Market
  Issuance of Units ........................            2,717,852    $        2,798,037             1,817,832    $        1,862,887
  Redemption of Units ......................           (1,168,698)           (1,156,890)           (1,050,752)           (1,072,948)
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................            1,549,154    $        1,641,147               767,080    $          789,939
                                               ==================    ==================    ==================    ==================


                                     SA-19

                               SEPARATE ACCOUNT KG

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 - CONTRACTOWNERS AND SPONSOR TRANSACTIONS (CONTINUED)

                                                                            PERIOD ENDED DECEMBER 31,
                                                                 1999                                       1998
                                               ----------------------------------------    ----------------------------------------
                                                      UNITS                AMOUNT                UNITS                 AMOUNT
                                               ------------------    ------------------    ------------------    ------------------
Global Income
  Issuance of Units ........................               37,329    $           40,305                17,964    $           19,083
  Redemption of Units ......................               (8,886)               (9,380)               (2,017)               (2,121)
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................               28,443    $           30,925                15,947    $           16,962
                                               ==================    ==================    ==================    ==================

Blue Chip
  Issuance of Units ........................            2,286,891    $        3,092,028               923,571    $        1,071,111
  Redemption of Units ......................             (332,560)             (455,492)              (35,781)              (42,569)
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................            1,954,331    $        2,636,536               887,790    $        1,028,542
                                               ==================    ==================    ==================    ==================

Dreman Financial Services
  Issuance of Units ........................              246,976    $          284,711                51,272    $           55,286
  Redemption of Units ......................              (26,543)              (28,695)                  (20)                  (20)
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................              220,433    $          256,016                51,252    $           55,266
                                               ==================    ==================    ==================    ==================

Dreman High Return Equity
  Issuance of Units ........................            2,101,063    $        2,386,987               452,184    $          517,505
  Redemption of Units ......................             (539,470)             (551,973)               (2,190)               (2,297)
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................            1,561,593    $        1,835,014               449,994    $          515,208
                                               ==================    ==================    ==================    ==================

International Growth and Income
  Issuance of Units ........................              198,699    $          204,660                 5,020    $            5,020
  Redemption of Units ......................               (7,231)               (7,851)                  (20)                  (20)
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................              191,468    $          196,809                 5,000    $            5,000
                                               ==================    ==================    ==================    ==================

Global Blue Chip
  Issuance of Units ........................              262,638    $          297,569                52,450    $           53,005
  Redemption of Units ......................              (10,637)              (12,214)               (2,313)               (2,369)
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................              252,001    $          285,355                50,137    $           50,636
                                               ==================    ==================    ==================    ==================

Aggressive Growth
  Issuance of Units ........................              118,751    $          154,718                     -    $                -
  Redemption of Units ......................                 (247)                 (316)                    -                     -
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................              118,504    $          154,402                     -    $                -
                                               ==================    ==================    ==================    ==================

Technology Growth
  Issuance of Units ........................              638,687    $          939,973                     -    $                -
  Redemption of Units ......................              (11,785)              (14,742)                    -                     -
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................              626,902    $          925,231                     -    $                -
                                               ==================    ==================    ==================    ==================

Index 500
  Issuance of Units ........................               59,733    $           61,962                     -    $                -
  Redemption of Units ......................                    -                     -                     -                     -
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................               59,733    $           61,962                     -    $                -
                                               ==================    ==================    ==================    ==================


                                     SA-20

                               SEPARATE ACCOUNT KG

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 - CONTRACTOWNERS AND SPONSOR TRANSACTIONS (CONTINUED)

                                                                            PERIOD ENDED DECEMBER 31,
                                                                 1999                                       1998
                                               ----------------------------------------    ----------------------------------------
                                                      UNITS                AMOUNT                UNITS                 AMOUNT
                                               ------------------    ------------------    ------------------    ------------------
KVS Focused Large Cap Growth
  Issuance of Units ........................                2,000    $            2,000                     -    $                -
  Redemption of Units ......................                    -                     -                     -                     -
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................                2,000    $            2,000                     -    $                -
                                               ==================    ==================    ==================    ==================

KVS Growth Opportunities
  Issuance of Units ........................                2,000    $            2,000                     -    $                -
  Redemption of Units ......................                    -                     -                     -                     -
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................                2,000    $            2,000                     -    $                -
                                               ==================    ==================    ==================    ==================

KVS Growth and Income
  Issuance of Units ........................                2,000    $            2,000                     -    $                -
  Redemption of Units ......................                    -                     -                     -                     -
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................                2,000    $            2,000                     -    $                -
                                               ==================    ==================    ==================    ==================

Scudder VLIF International
  Issuance of Units ........................              208,707    $          260,672               239,298    $          244,606
  Redemption of Units ......................              (82,607)             (108,793)              (38,595)              (42,108)
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................              126,100    $          151,879               200,703    $          202,498
                                               ==================    ==================    ==================    ==================

Scudder VLIF Global Discovery
  Issuance of Units ........................               58,939    $           72,862                     -    $                -
  Redemption of Units ......................               (1,613)               (1,694)                    -                     -
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................               57,326    $           71,168                     -    $                -
                                               ==================    ==================    ==================    ==================

Scudder VLIF Capital Growth
  Issuance of Units ........................            1,001,274    $        1,239,486               142,810    $          158,817
  Redemption of Units ......................             (296,446)             (364,945)                  (20)                  (20)
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................              704,828    $          874,541               142,790    $          158,797
                                               ==================    ==================    ==================    ==================

Scudder VLIF Growth and Income
  Issuance of Units ........................              889,131    $        1,014,730               469,381    $          486,819
  Redemption of Units ......................             (520,734)             (592,266)              (58,382)              (64,091)
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................              368,397    $          422,464               410,999    $          422,728
                                               ==================    ==================    ==================    ==================

Alger American Leveraged AllCap
  Issuance of Units ........................               24,384    $           27,000                     -    $                -
  Redemption of Units ......................                    -                     -                     -                     -
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................               24,384    $           27,000                     -    $                -
                                               ==================    ==================    ==================    ==================

Alger American Balanced
  Issuance of Units ........................                2,000    $            2,000                     -    $                -
  Redemption of Units ......................                    -                     -                     -                     -
                                               ------------------    ------------------    ------------------    ------------------
    Net increase (decrease) ................                2,000    $            2,000                     -    $                -
                                               ==================    ==================    ==================    ==================


                                     SA-21

                               SEPARATE ACCOUNT KG

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 - CONTRACTOWNERS AND SPONSOR TRANSACTIONS (CONTINUED)

                                                                            PERIOD ENDED DECEMBER 31,
                                                                 1999                                     1998
                                               ----------------------------------------  ---------------------------------------
                                                      UNITS                AMOUNT              UNITS                 AMOUNT
                                               ------------------    ------------------  -----------------    ------------------
Dreyfus MidCap Stock
  Issuance of Units ........................                3,941   $            4,000                    -   $                -
  Redemption of Units ......................                    -                    -                    -                    -
                                               ------------------   ------------------   ------------------   ------------------
    Net increase (decrease) ................                3,941   $            4,000                    -   $                -
                                               ==================   ==================   ==================   ==================

Dreyfus Socially Responsible Growth
  Issuance of Units ........................                2,000   $            2,000                    -   $                -
  Redemption of Units ......................                    -                    -                    -                    -
                                               ------------------   ------------------   ------------------   ------------------
    Net increase (decrease) ................                2,000   $            2,000                    -   $                -
                                               ==================   ==================   ==================   ==================

Janus Aspen Growth
  Issuance of Units ........................                2,000   $            2,000                    -   $                -
  Redemption of Units ......................                    -                    -                    -                    -
                                               ------------------   ------------------   ------------------   ------------------
    Net increase (decrease) ................                2,000   $            2,000                    -   $                -
                                               ==================   ==================   ==================   ==================

Janus Aspen Growth and Income
  Issuance of Units ........................                2,000   $            2,000                    -   $                -
  Redemption of Units ......................                    -                    -                    -                    -
                                               ------------------   ------------------   ------------------   ------------------
    Net increase (decrease) ................                2,000   $            2,000                    -   $                -
                                               ==================   ==================   ==================   ==================

NOTE 6 - DIVERSIFICATION REQUIREMENTS

     Under the provisions of Section 817(h) of the Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as an annuity contract for federal income tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of The Treasury.

     The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that Separate Account KG satisfies the current requirements of the regulations, and it intends that Separate Account KG will continue to meet such requirements.

                               SEPARATE ACCOUNT KG

NOTE 7 - PURCHASES AND SALES OF SECURITIES

     Cost of purchases and proceeds from sales of shares of the Funds by Separate Account KG during the year ended December 31, 1999 were as follows:

INVESTMENT PORTFOLIO                             PURCHASES             SALES
                                               -------------       --------------
Small Cap Value ......................          $   261,617        $  259,703
Small Cap Growth .....................              451,663           121,044
Contrarian Value .....................            1,806,575         1,787,711
International ........................              269,933            37,347
Growth ...............................            1,101,979           123,483
Value+Growth .........................            1,101,161           444,806
Horizon 20+ ..........................              144,808            41,823
Total Return .........................            2,290,121           404,252
Horizon 10+ ..........................              433,663            76,854
Horizon 5 ............................              106,964           601,860
High Yield ...........................            1,404,682           529,268
Investment Grade Bond ................              312,010            55,417
Government Securities ................              505,848           759,215
Money Market .........................            2,707,035         1,023,633
Global Income ........................               41,152             8,233
Blue Chip ............................            2,939,029           328,106
Dreman Financial Services ............              284,897            31,046
Dreman High Return Equity ............            2,359,662           523,553
International Growth and Income ......              204,262             8,959
Global Blue Chip .....................              295,410            12,018
Aggressive Growth ....................              154,670               429
Technology Growth ....................              930,410             7,086
Index 500 ............................               61,954                63
KVS Focused Large Cap Growth .........                2,000                 5
KVS Growth Opportunities .............                2,000                 5
KVS Growth And Income ................                2,000                 5
Scudder VLIF International ...........              289,623           108,678
Scudder VLIF Global Discovery ........               72,833             1,756
Scudder VLIF Capital Growth ..........            1,326,658           365,103
Scudder VLIF Growth and Income .......            1,072,996           594,643
Alger American Leveraged AllCap ......               27,000                19
Alger American Balanced ..............                2,000                 4
Dreyfus MidCap Stock .................                4,011                 9
Dreyfus Socially Responsible Growth ..                2,078                 8
Janus Aspen Growth ...................                2,002                 8
Janus Aspen Growth and Income ........                2,004                 9
                                               -------------       -----------
                                                $22,976,710        $8,256,161
                                               =============       ===========

                     PART C. OTHER INFORMATION

TEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

    (a)   FINANCIAL STATEMENTS

          Financial Statements Included in Part A
          None

          Financial Statements Included in Part B
          Financial Statements for First Allmerica Financial
          Life Insurance Company
          Financial Statements for Separate Account KG of First
          Allmerica Financial Life Insurance Company

          Financial Statements Included in Part C
          None

    (b)   EXHIBITS

          EXHIBIT 1 Vote of Board of Directors Authorizing Establishment of Registrant dated June 13, 1996 was previously filed on August 9, 1996 in Registrant's Initial Registration Statement No. 333-10285/811-7769, and is incorporated by reference herein.

          EXHIBIT 2    Not Applicable. Pursuant to Rule 26a-2, the
                       Insurance Company may hold the assets of the Registrant NOT pursuant to a trust indenture or other such instrument.

          EXHIBIT 3    (a)   Wholesaling  Agreement was previously filed on
                             August 9, 1996 in Registrant's Initial Registration
                             Statement No. 333-10285/811-7769, and is
                             incorporated by reference herein.

                       (b) Underwriting and Administrative Services Agreement was previously filed on April 30, 1998 in Registration Statement No. 333-10285/811-7769, Post-Effective Amendment No. 2, and is incorporated by reference herein.

                       (c) Sales Agreements with Commission Schedule were previously filed on April 30, 1998 in Registration Statement No. 333-10285/811-7769, Post-Effective Amendment No. 2, and are incorporated by reference herein.

                       (d) General Agent's Agreement was previously filed on April 30, 1998 in Registration Statement No. 333-10285/811-7769,
                             Post-Effective Amendment No. 2, and
                             is incorporated by reference herein.

                       (e) Career Agent Agreement was previously filed on April 30, 1998 in Registration Statement No. 333-10285/811-7769, Post-Effective
                             Amendment No. 2, and is incorporated by
                             reference herein.

                       (f) Registered Representative's Agreement was previously filed on April 30, 1998 in Registration Statement No.
                             333-10285/811-7769, Post-Effective Amendment
                             No. 2, and is incorporated by reference
                             herein.

                       (g)   Form of Indemnification Agreement with
                             Scudder Kemper was previously filed on April
                             30, 1998 in Registration Statement No.
                             333-10285/811-7769, Post-Effective Amendment
                             No. 2, and is incorporated by reference
                             herein.

           EXHIBIT 4 The following documents were previously filed on November 8, 1999 in Registrant's initial Registration Statement and are incorporated by reference herein:

                      (a)    Draft Contract Form A3030-99;
                      (b)    Specification Pages Form A8030-99; and
                      (c) Enhanced Death Benefit "EDB" Rider with 5% Accumulation and Ratchet (Form 3263-99).

          EXHIBIT 5 Application Form SML-1512KNY was previously filed on June 14, 2000 in Pre-Effective Amendment No. 1 of Registration Statement No. 333-90541/811-7769, and is incorporated by reference herein.


          EXHIBIT 6 The Depositor's Articles of Incorporation, as amended, effective October 1, 1995 to reflect its new name, and Bylaws were previously filed on August 9, 1996 in Registrant's Initial Registration Statement No. 333-10285/811-7769, and are
                     incorporated by reference herein.

          EXHIBIT 7  Not Applicable.

          EXHIBIT 8  (a) BFDS Agreements for lockbox and mailroom services were previously filed on April 30, 1998 in Registration Statement No. 333-10285/811-7769, Post-Effective Amendment No. 2, and are incorporated by reference herein.

                     (b) Directors' Power of Attorney is filed herewith.

          EXHIBIT 9  Opinion of Counsel is filed herewith.

         EXHIBIT 10  Consent of Independent Accountants is filed herewith.

         EXHIBIT 11  None.

         EXHIBIT 12  None.

         EXHIBIT 13 Schedule for Computation of Performance Quotations was previously filed on November 8, 1999 in Registrant's initial Registration Statement and is incorporated by reference herein.

         EXHIBIT 14  Not Applicable.

         EXHIBIT 15  (a) Amendment to Kemper Participation Agreement was
                         previously filed in April 2000 in Post-Effective Amendment No. 6 of Registration Statement
                         No. 333-10285/811-7769, and is incorporated by reference herein. Participation Agreement with Kemper was previously filed on November 6, 1996 in Registration Statement No. 333-10285/811-7769, Pre-Effective Amendment No. 1, and is incorporated by reference herein.

                     (b) Form of Participation Agreement with Scudder Kemper
                         was previously filed on April 30, 1998 in Registration Statement No. 333-10285/811-7769, Post-Effective Amendment No. 2, and is incorporated by reference herein.

                     (c) Participation Agreement with Dreyfus was previously
                         filed on June 23, 1999 in Post-Effective Amendment No.2 of Registration Statement No. 333-63089/811-7769, and is incorporated by reference herein.

                     (d) Participation Agreement with Alger was previously
                         filed in April 2000 in Post-Effective  Amendment
                         No. 6 of Registration Statement No. 333-10285/811-7769, and is incorporated by reference herein.

                     (e) Participation Agreement with Warburg Pincus was
                         previously filed in April 2000 in Post-Effective Amendment No. 6 of Registration Statement
                         No. 333-10285/811-7769, and is incorporated by reference herein.

ITEM 25.  DIRECTORS AND EXECUTIVE OFFICERS OF THE DEPOSITOR

     The principal business address of all the following Directors and Officers is:
     440 Lincoln Street
     Worcester, Massachusetts 01653

               DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

NAME AND POSITION WITH COMPANY                 PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
------------------------------                 -----------------------------------------------
Bruce C. Anderson                         Director (since 1996), Vice President (since 1984) and Assistant
  Director and Vice President             Secretary (since 1992) of First Allmerica

Warren E. Barnes                          Vice President (since 1996) and Corporate Controller (since 1998)
  Vice President and                      of First Allmerica
  Corporate Controller

Mark R. Colborn                           Director (since 2000) and Vice President (since 1992) of First
  Director and Vice President             Allmerica

Charles F. Cronin                         Secretary (since 2000) and Counsel (since 1996) of First Allmerica;
  Secretary                               Secretary and Counsel (since 1998) of Allmerica Financial
                                          Corporation; Attorney (1991-1996) of Nutter, McClennen & Fish

J. Kendall Huber                          Director, Vice President and General Counsel of First Allmerica
    Director, Vice President and          (since 2000); Vice President (1999) of Promos Hotel Corporation;
  General Counsel                         Vice President & Deputy General Counsel (1998-1999) of Legg
                                          Mason, Inc.; Vice President and Deputy General Counsel (1995-
                                          1998) of USF&G Corporation

John P. Kavanaugh                         Director and Chief Investment Officer (since 1996) and Vice
  Director, Vice President and            President (since 1991) of First Allmerica; Vice President (since
  Chief Investment Officer                1998) of Allmerica Financial Investment Management Services,
                                          Inc.; and President (since 1995) and Director (since 1996) of Allmerica
                                          Asset Management, Inc.

J. Barry May                              Director (since 1996) of First Allmerica; Director and President
   Director                               (since 1996) of The Hanover Insurance Company; and Vice
                                          President (1993 to 1996) of The Hanover Insurance Company

Mark C. McGivney                          Vice President (since 1997) and Treasurer (since 2000) of First
  Vice President and Treasurer            Allmerica; Associate, Investment Banking (1996 -1997) of Merrill
                                          Lynch & Co.; Associate, Investment Banking (1995) of Salomon
                                          Brothers, Inc.; Treasurer (since 2000) of Allmerica Investments,
                                          Inc., Allmerica Asset Management, Inc. and Allmerica Financial
                                          Investment Management Services, Inc.

John F. O'Brien                           Director, President and Chief Executive Officer (since 1989) of
  Director, President and Chief           First Allmerica
  Executive Officer

Edward J. Parry, III                      Director and Chief Financial Officer (since 1996), Vice President
  Director, Vice President,               (since 1993), and Treasurer (1993 - 2000) of First Allmerica
  Chief Financial Officer

Richard M. Reilly                         Director (since 1996) and Vice President (since 1990) of First
  Director and Vice President             Allmerica; President (since 1995) of Allmerica Financial Life
                                          Insurance and Annuity Company; Director (since 1990) of Allmerica
                                          Investments, Inc.; and Director and President (since 1998) of Allmerica
                                          Financial Investment Management Services, Inc.

Robert P. Restrepo, Jr.                   Director and Vice President (since 1998) of First Allmerica;
  Director and Vice President             Director (since 1998) of The Hanover Insurance Company; Chief
                                          Executive Officer (1996 to 1998) of Travelers Property & Casualty;
                                          Senior Vice President (1993 to 1996) of Aetna Life & Casualty
                                          Company

Eric A. Simonsen                          Director (since 1996) and Vice President (since 1990) of First
  Director and Vice President             Allmerica; Director (since 1991) of Allmerica Investments, Inc.;
                                          and Director (since 1991) of Allmerica Financial Investment
                                          Management Services, Inc.

Gregory D. Tranter                        Director and Vice President (since 2000) of First Allmerica; Vice
  Director and Vice President             President (since 1998) of The Hanover Insurance Company; Vice
                                          President (1996-1998) of Travelers Property & Casualty; Director of
                                          Geico Team (1983-1996) of Aetna Life & Casualty

ITEM 26.  PERSONS UNDER COMMON CONTROL WITH REGISTRANT

                                                   Allmerica Financial Corporation

                                                              Delaware

       |               |               |               |               |               |               |               |
________________________________________________________________________________________________________________________________
      100%           100%             100%            100%            100%            100%            100%            100%
   Allmerica       Financial       Allmerica,       Allmerica   First Allmerica   AFC Capital     Allmerica      First Sterling
     Asset        Profiles, Inc.      Inc.          Funding     Financial Life      Trust I       Services          Limited
Management, Inc.                                     Corp.         Insurance                     Corporation
                                                                   Company

 Massachusetts    California     Massachusetts   Massachusetts   Massachusetts      Delaware     Massachusetts      Bermuda
      |                                                               |                                               |
      |                                  ___________________________________________________________          ________________
      |                                          |                    |                  |                            |
      |                                         100%                99.2%               100%                         100%
      |                                      Advantage            Allmerica           Allmerica                First Sterling
      |                                      Insurance              Trust           Financial Life               Reinsurance
      |                                     Network, Inc.       Company, N.A.       Insurance and                  Company
      |                                                                            Annuity Company                 Limited
      |
      |                                       Delaware       Federally Chartered      Delaware                     Bermuda
      |                                                                                   |
      |_________________________________________________________________________________________________________________________
      |      |            |             |              |             |            |            |            |            |
      |     100%         100%          100%           100%          100%         100%         100%         100%         100%
      |   Allmerica    Allmerica     Allmerica      Allmerica     Allmerica    Allmerica    Allmerica    Allmerica    Allmerica
      | Investments,   Investment    Financial      Financial    Investments  Investments  Investments  Investments  Investments
      |     Inc.       Management    Investment     Services      Insurance    Insurance   Insurance    Insurance     Insurance
      |               Company, Inc.  Management     Insurance    Agency Inc.  Agency of    Agency Inc.  Agency Inc.   Agency Inc.
      |                             Services, Inc. Agency, Inc.  of Alabama   Florida Inc. of Georgia  of Kentucky  of Mississippi
      |
      |Massachusetts  Massachusetts Massachusetts  Massachusetts   Alabama      Florida      Georgia    Kentucky      Mississippi
      |
________________________________________________________________
      |              |                |               |
     100%           100%             100%            100%
  Allmerica    Sterling Risk       Allmerica       Allmerica
   Property      Management      Benefits, Inc.      Asset
 & Casualty    Services, Inc.                      Management,
Companies, Inc.                                     Limited

    Delaware       Delaware          Florida         Bermuda
       |
________________________________________________
       |              |                |
      100%           100%             100%
  The Hanover      Allmerica        Citizens
   Insurance       Financial       Insurance
    Company        Insurance        Company
                 Brokers, Inc.    of Illinois

 New Hampshire  Massachusetts       Illinois
       |
________________________________________________________________________________________________________________________________
       |               |               |               |               |               |               |               |
      100%           100%             100%            100%            100%            100%            100%            100%
    Allmerica      Allmerica      The Hanover    Hanover Texas      Citizens     Massachusetts      Allmerica        AMGRO
    Financial        Plus           American        Insurance     Corporation    Bay Insurance      Financial         Inc.
     Benefit       Insurance       Insurance       Management                       Company         Alliance
    Insurance     Agency, Inc.      Company       Company, Inc.                                    Insurance
    Company                                                                                         Company

  Pennsylvania  Massachusetts    New Hampshire       Texas          Delaware     New Hampshire   New Hampshire   Massachusetts
                                                                       |                                               |
                                                ________________________________________________                ________________
                                                       |               |               |                               |
                                                      100%            100%            100%                            100%
                                                    Citizens        Citizens        Citizens                      Lloyds Credit
                                                    Insurance       Insurance       Insurance                      Corporation
                                                     Company         Company         Company
                                                    of Ohio        of America        of the
                                                                                     Midwest

                                                      Ohio          Michigan        Indiana                      Massachusetts
                                                                       |
                                                               _________________
                                                                       |
                                                                      100%
                                                                    Citizens
                                                                   Management
                                                                      Inc.

                                                                    Michigan



-----------------  -----------------  -----------------
   Allmerica          Greendale             AAM
    Equity             Special          Equity Fund
  Index Pool          Placements
                        Fund

 Massachusetts      Massachusetts      Massachusetts


-------- Grantor Trusts established for the benefit of First Allmerica, Allmerica Financial Life, Hanover and Citizens


          ---------------   ----------------
             Allmerica         Allmerica
          Investment Trust     Securities
                                 Trust

           Massachusetts     Massachusetts


--------  Affiliated Management Investment Companies


                  ...............
                  Hanover Lloyd's
                    Insurance
                     Company

                      Texas


-------- Affiliated Lloyd's plan company, controlled by Underwriters for the benefit of The Hanover Insurance Company


         -----------------  -----------------
            AAM Growth       AAM High Yield
             & Income         Fund, L.L.C.
            Fund L.P.

            Delaware         Massachusetts

________ L.P. or L.L.C. established for the benefit of First Allmerica, Allmerica Financial Life, Hanover and Citizens

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

NAME                                                ADDRESS                          TYPE OF BUSINESS
----                                                -------                          ------------------
AAM Equity Fund                                  440 Lincoln Street               Massachusetts Grantor Trust
                                                 Worcester MA 01653

AAM Growth & Income Fund, L.P                    440 Lincoln Street               Limited Partnership
                                                 Worcester MA 01653

Advantage Insurance Network Inc.                 440 Lincoln Street               Insurance Agency
                                                 Worcester MA 01653

AFC Capital Trust I                              440 Lincoln Street               Statutory Business Trust
                                                 Worcester MA 01653

Allmerica Asset Management Limited               440 Lincoln Street               Investment advisory services
                                                 Worcester MA 01653

Allmerica Asset Management, Inc.                 440 Lincoln Street               Investment advisory services
                                                 Worcester MA 01653

Allmerica Benefits, Inc.                         440 Lincoln Street               Non-insurance medical services
                                                 Worcester MA 01653

Allmerica Equity Index Pool                      440 Lincoln Street               Massachusetts Grantor Trust
                                                 Worcester MA 01653

Allmerica Financial Alliance Insurance           100 North Parkway                Multi-line property and casualty
Company                                          Worcester MA 01605               insurance

Allmerica Financial Benefit Insurance            100 North Parkway                Multi-line property and casualty
Company                                          Worcester MA 01605               insurance

Allmerica Financial Corporation                  440 Lincoln Street               Holding Company
                                                 Worcester MA 01653

Allmerica Financial Insurance                    440 Lincoln Street               Insurance Broker
Brokers, Inc.                                    Worcester MA 01653

Allmerica Financial Life Insurance               440 Lincoln Street               Life insurance, accident and health
and Annuity Company (formerly known              Worcester MA 01653               insurance, annuities, variable annuities
as SMA Life Assurance Company                                                     and variable life insurance

Allmerica Financial Services Insurance           440 Lincoln Street               Insurance Agency
Agency, Inc.                                     Worcester MA 01653

Allmerica Funding Corp.                          440 Lincoln Street               Special purpose funding vehicle for
                                                 Worcester MA 01653               commercial paper

Allmerica, Inc.                                  440 Lincoln Street               Common employer for Allmerica
                                                 Worcester MA 01653               Financial Corporation entities

Allmerica Financial Investment                   440 Lincoln Street               Investment advisory services
Management Services, Inc. (formerly              Worcester MA 01653
known as Allmerica Institutional Services,
Inc. and 440 Financial Group of
Worcester, Inc.)

Allmerica Investment Management                  440 Lincoln Street               Investment advisory services
Company, Inc.                                    Worcester MA 01653

Allmerica Investments, Inc.                      440 Lincoln Street               Securities, retail broker-dealer
                                                 Worcester MA 01653

Allmerica Investments Insurance Agency           200 Southbridge Parkway          Insurance Agency
Inc. of Alabama                                  Suite 400
                                                 Birmingham, AL 35209

Allmerica Investments Insurance Agency of        14211 Commerce Way               Insurance Agency
Florida, Inc.                                    Miami Lakes, FL 33016

Allmerica Investment Insurance Agency            1455 Lincoln Parkway             Insurance Agency
Inc. of Georgia                                  Suite 300
                                                 Atlanta, GA 30346

Allmerica Investment Insurance Agency            Barkley Bldg-Suite 105           Insurance Agency
Inc. of Kentucky                                 12700 Shelbyville Road
                                                 Louisiana, KY 40423

Allmerica Investments Insurance Agency           631 Lakeland East Drive          Insurance Agency
Inc. of Mississippi                              Flowood, MS 39208

Allmerica Investment Trust                       440 Lincoln Street               Investment Company
                                                 Worcester MA 01653


Allmerica Plus Insurance                         440 Lincoln Street               Insurance Agency
Agency, Inc.                                     Worcester MA 01653

Allmerica Property & Casualty                    440 Lincoln Street               Holding Company
Companies, Inc.                                  Worcester MA 01653

Allmerica Securities Trust                       440 Lincoln Street               Investment Company
                                                 Worcester MA 01653

Allmerica Services Corporation                   440 Lincoln Street               Internal administrative services
                                                 Worcester MA 01653               provider to Allmerica Financial
                                                                                  Corporation entities

Allmerica Trust Company, N.A.                    440 Lincoln Street               Limited purpose national trust
                                                 Worcester MA 01653               company

AMGRO, Inc.                                      100 North Parkway                Premium financing
                                                 Worcester MA 01605

Citizens Corporation                             440 Lincoln Street               Holding Company
                                                 Worcester MA 01653

Citizens Insurance Company of America            645 West Grand River             Multi-line property and casualty
                                                 Howell MI 48843                  insurance

Citizens Insurance Company of Illinois           333 Pierce Road                  Multi-line property and casualty
                                                 Itasca IL 60143                  insurance

Citizens Insurance Company of the                3950 Priority Way                Multi-line property and casualty
Midwest                                          South Drive, Suite 200           insurance
                                                 Indianapolis IN 46280

Citizens Insurance Company of Ohio               8101 N. High Street              Multi-line property and casualty
                                                 P.O. Box 342250                  insurance
                                                 Columbus OH 43234

Citizens Management, Inc.                        645 West Grand River             Services management company
                                                 Howell MI 48843

Financial Profiles                               5421 Avenida Encinas             Computer software company
                                                 Carlsbad, CA 92008

First Allmerica Financial Life Insurance         440 Lincoln Street               Life, pension, annuity, accident
Company (formerly State Mutual Life              Worcester MA 01653               and health insurance company
Assurance Company of America)

First Sterling Limited                           440 Lincoln Street               Holding Company
                                                 Worcester MA 01653

First Sterling Reinsurance Company               440 Lincoln Street               Reinsurance Company
Limited                                          Worcester MA 01653

Greendale Special Placements Fund                440 Lincoln Street               Massachusetts Grantor Trust
                                                 Worcester MA 01653


The Hanover American Insurance                   100 North Parkway                Multi-line property and casualty
Company                                          Worcester MA 01605               insurance

The Hanover Insurance Company                    100 North Parkway                Multi-line property and casualty
                                                 Worcester MA 01605               insurance

Hanover Texas Insurance Management               801 East Campbell Road           Attorney-in-fact for Hanover Lloyd's
Company, Inc.                                    Richardson TX 75081              Insurance Company

Hanover Lloyd's Insurance Company                Hanover Lloyd's Insurance        Multi-line property and casualty
                                                 Company                          insurance

Lloyds Credit Corporation                        440 Lincoln Street               Premium financing service
                                                 Worcester MA 01653               franchises

Massachusetts Bay Insurance Company              100 North Parkway                Multi-line property and casualty
                                                 Worcester MA 01605               insurance

Sterling Risk Management Services, Inc.          440 Lincoln Street               Risk management services
                                                 Worcester MA 01653

ITEM 27. NUMBER OF CONTRACT OWNERS

         As of August 31, 2000, there were 176 Contract holders of qualified Contracts and 450 Contract holders of non-qualified Contracts.

         As of August 31, 2000, there were no Contract Form A3030-99 Owners since sales had not yet begun.

ITEM 28. INDEMNIFICATION

         Article VIII of the Bylaws of First Allmerica Financial Life Insurance Company (the Depositor) states: Each Director and each Officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or Officer of the Corporation, including any sums paid in settlement or to discharge judgment, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or Officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) Allmerica Investments, Inc. also acts as principal underwriter for the following:

     - VEL Account, VEL II Account, VEL Account III, Select Account III, Inheiritage Account, Separate Accounts VA-A, VA-B, VA-C, VA-G, VA-H, VA-K, VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, Fulcrum Variable Life Separate Account, Separate Account FUVUL, Separate Account IMO and Allmerica Select Separate Account of Allmerica Financial Life Insurance and Annuity Company

     - Inheiritage Account, VEL II Account, Separate Account I, Separate Account VA-K, Separate Account VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, and Allmerica Select Separate Account of First Allmerica Financial Life Insurance Company

     -        Allmerica Investment Trust

(b) The Principal Business Address of each of the following Directors and Officers of Allmerica Investments, Inc. is:
                           440 Lincoln Street
                           Worcester, Massachusetts 01653

      NAME                  POSITION OR OFFICE WITH UNDERWRITER
      ---                    ------------------------------------
Margaret L. Abbott           Vice President
Emil J. Aberizk, Jr          Vice President
Edward T. Berger             Vice President and Chief Compliance Officer
Michael J. Brodeur           Vice President Operations
Mark R. Colborn              Vice President
Charles F. Cronin            Secretary/Clerk
Claudia J. Eckels            Vice President
Philip L. Heffernan          Vice President
J. Kendall Huber             Director
Mark C. McGivney             Treasurer
William F. Monroe, Jr.       President, Director and Chief Executive Officer
David J. Mueller             Vice President, Chief Financial Officer, Financial
                               Operations Principal and Controller
Stephen Parker               Vice President and Director
Richard M. Reilly            Director and Chairman of the Board
Eric A. Simonsen             Director

(c) As indicated in Part B (Statement of Additional Information) in response to Item 20(c), there were no commissions retained by Allmerica Investments, Inc., the principal underwriter of the Contracts, for sales of variable contracts funded by the Registrant in 1999. No other commissions or other compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     Each account, book or other document required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained by the Company at 440 Lincoln Street, Worcester, Massachusetts.

ITEM 31.    MANAGEMENT SERVICES

     The Company provides daily unit value calculations and related services for the Company's separate accounts.

ITEM 32.    UNDERTAKINGS

     (a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) The Registrant hereby undertakes to include in the prospectus a postcard that the applicant can remove to send for a Statement of Additional Information.

     (c) The Registrant hereby undertakes to deliver a Statement of Additional Information and any financial statements promptly upon written or oral request, according to the requirements of Form N-4.

     (d) Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and Controlling Persons of Registrant under any registration statement, underwriting agreement or otherwise, Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or Controlling Person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     (e) The Company hereby represents that the aggregate fees and charges under the Contracts are reasonable in relation to the services rendered, expenses expected to be incurred, and risks assumed by the Company.

ITEM 33. REPRESENTATIONS CONCERNING WITHDRAWAL RESTRICTIONS ON SECTION 403(b) PLANS AND UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

Registrant, a separate account of First Allmerica Financial Life Insurance Company ("Company"), states that it is (a) relying on Rule 6c-7 under the 1940 Act with respect to withdrawal restrictions under the Texas Optional Retirement Program ("Program") and (b) relying on the "no-action" letter (Ref. No. IP-6-88) issued on November 28, 1988 to the American Council of Life Insurance, in applying the withdrawal restrictions of Internal Revenue Code Section 403(b)(11). Registrant has taken the following steps in reliance on the letter:

     1. Appropriate disclosures regarding the redemption restrictions imposed by the Program and by Section 403(b)(11) have been included in the prospectus of each registration statement used in connection with the offer of the Company's variable contracts.

     2. Appropriate disclosures regarding the redemption restrictions imposed by the Program and by Section 403(b)(11) have been included in sales literature used in connection with the offer of the Company's variable contracts.

     3. Sales Representatives who solicit participants to purchase the variable contracts have been instructed to specifically bring the redemption restrictions imposed by the Program and by Section 403(b)(11) to the attention of potential participants.

     4. A signed statement acknowledging the participant's understanding of (I) the restrictions on redemption imposed by the Program and by Section 403(b)(11) and (ii) the investment alternatives available under the employer's arrangement will be obtained from each participant who purchases a variable annuity contract prior to or at the time of purchase.

Registrant hereby represents that it will not act to deny or limit a transfer request except to the extent that a Service-Ruling or written opinion of counsel, specifically addressing the fact pattern involved and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the variable annuity contracts to meet the requirements of the Program or of Section 403(b). Any transfer request not so denied or limited will be effected as expeditiously as possible.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 18th day of September, 2000.

                               SEPARATE ACCOUNT KG OF
                   FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                          By:  /s/ Sheila B. St. Hilaire
                               ---------------------------------
                               Sheila B. St. Hilaire
                               Assistant Vice President and Counsel

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures                               Title                                                         Date
----------                               -----                                                         -----
/s/ Warren E. Barnes                     Vice President and Corporate Controller                       September 18, 2000
----------------------------------
Warren E. Barnes

Edward J. Parry*                         Director, Vice President and Chief Financial Officer
----------------------------------

Richard M. Reilly*                       Director and Vice President
----------------------------------

John F. O'Brien*                         Director, President  and Chief Executive Officer
----------------------------------

Bruce C. Anderson*                       Director and Vice President
----------------------------------

Mark R. Colborn*                         Director and Vice President
----------------------------------

John P. Kavanaugh*                       Director, Vice President and Chief Investment Officer
----------------------------------

J. Kendall Huber*                        Director, Vice President and General Counsel
----------------------------------

J. Barry May*                            Director
----------------------------------

Robert P. Restrepo, Jr.*                 Director and Vice President
----------------------------------

Eric A. Simonsen*                        Director and Vice President
----------------------------------

Gregory D. Tranter*                      Director and Vice President
----------------------------------

Sheila B. St. Hilaire, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the Power of Attorney dated September 18, 2000 duly executed by such persons.



/s/ Sheila B. St. Hilaire
----------------------------------
Sheila B. St. Hilaire, Attorney-in-Fact

                  EXHIBIT TABLE

Exhibit 8(b)      Directors' Power of Attorney

Exhibit 9         Opinion of Counsel

Exhibit 10        Consent of Independent Accountants